NI 43-101 TECHNICAL REPORT

On The

Mineral Resources of the Pinson Mine

Humboldt County, Nevada

PREPARED FOR

Effective Date:

February 6, 2012

Report Date:

March 16, 2012

Endorsed by QP’s:

William J. Crowl, R.G., MMSA QP

Donald E. Hulse, P.E.

Atna Resources, Ltd.	Certificate of Author Forms
Pinson Project	NI 43-101 Technical Report on Mineral Resources

Certificate of Author Forms

William J Crowl, R.G.

Vice President, Mining

Gustavson Associates, LLC

274 Union Blvd, Suite 450

Lakewood, Colorado 80228

Telephone: 720-407-4062

Facsimile: 720-407-4067

Email: wcrowl@gustavson.com

CERTIFICATE of AUTHOR

I, William J. Crowl do hereby certify that:

1.	I am currently employed as Vice President, Mining by Gustavson Associates, LLC at:

274 Union Boulevard

Suite 450

Lakewood, Colorado 80228

2.	I am a graduate of the University of Southern California with a Bachelor of Arts in Earth Science (1968), and a MSc. In Economic Geology from the University of Arizona in 1979, and have practiced my profession continuously since 1973.

3.	I am a registered Professional Geologist in the State of Oregon (G573) and am a member in good standing of the Society of Economic Geologists I am a Qualified Professional according to the Mining and Metallurgical Society of America (01412QP).

4.	I have worked as a geologist for a total of 40 years since my graduation from university; as a graduate student, as an employee of a major mining company, a major engineering company, and as a consulting geologist. I was involved in the start-up of the DeLamar Silver Mine as Ore Control Manager and Chief Geologist, I managed the Mineral Evaluation group at Homestake Mining Co., and have worked as a geological consultant for Fluor Daniel, SRK Consulting and Gustavson Associates, evaluating over 40 gold projects including both surface and underground.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for Sections 6-10, 17 and 18 of the technical report titled “NI 43-101 Technical Report on the Mineral Resources of the Pinson Mine, Humboldt County, Nevada,” March 16, 2012, with an effective date of February 6, 2012 (the “Technical Report”). I have not visited the property

7.	I have not had prior involvement with the Pinson Project that is the subject of this Technical Report.

8.	I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

March 16, 2012

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Atna Resources, Ltd.	Certificate of Author Forms
Pinson Project	NI 43-101 Technical Report on Mineral Resources

9.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading..

Dated this 16th day of March, 2012.

/S/ William J. Crowl
Signature of Qualified Person

William J. Crowl
Print name of Qualified Person

March 16, 2012

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Atna Resources, Ltd.	Certificate of Author Forms
Pinson Project	NI 43-101 Technical Report on Mineral Resources

Donald E. Hulse, P.E.

Principal Mining Engineer

Gustavson Associates, LLC

274 Union Blvd, Suite 450

Lakewood, Colorado 80228

Telephone: 720-407-4062

Facsimile: 720-407-4067

Email: dhulse@gustavson.com

CERTIFICATE of AUTHOR

I, Donald E. Hulse do hereby certify that:

1.	I am currently employed as Vice President, Mining by Gustavson Associates, LLC at:

274 Union Boulevard

Suite 450

Lakewood, Colorado 80228

2.	I am a graduate of the Colorado School of Mines with a Master of Science in Mining Engineering (1982), and have practiced my profession continuously since 1983.

3.	I am a registered Professional Engineer in the State of Colorado (35269) as well as a Registered Member of the Society of Mining Metallurgy and Exploration.

4.	I have worked as a mining engineer for a total of 29 years since my graduation from university; as an employee of a major mining company, a major engineering company and as a consulting engineer. I have performed resource estimation and mine planning on over 30 gold deposits for over 10 mining companies in three countries working as a consultant as well as an engineer or engineering manager for the projects.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible Sections 1-5 and 11-19 of the technical report titled “NI 43-101 Technical Report on the Mineral Resources of the Pinson Mine, Humboldt County, Nevada,” dated March 16, 2012, with an effective date of February 6, 2012 (the “Technical Report”). I personally visited the subject property in September 28, 2010 for one day.

7.	I have had prior involvement with the Pinson Project that is the subject of this Technical Report. I have worked on an evaluation of the subject property in 2010.

8.	I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

March 16, 2012

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Atna Resources, Ltd.	Certificate of Author Forms
Pinson Project	NI 43-101 Technical Report on Mineral Resources

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading..

Dated this 16th day of March, 2012.

/S/ Donald E. Hulse
Signature of Qualified Person

Donald E. Hulse
Print name of Qualified Person

March 16, 2012

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Atna Resources, Ltd.	Table of Contents
Pinson Project	NI 43-101 Technical Report on Mineral Resources

March 16, 2012

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Atna Resources, Ltd.	Table of Contents
Pinson Project	NI 43-101 Technical Report on Mineral Resources

4.4.6 Groundwater Protection	23
4.4.7 Reclamation Permits	24
4.5 Public Lands	24
4.6 Jurisdictional Waters	25
4.7 Cultural Resources	25
4.8 Hazardous Materials	25
4.8.1 Liquefied Petroleum Gas (LPG)	25
4.8.2 RCRA	26
4.9 Water Rights	26
4.10 Environmental Liabilities and Closure	26
4.11 Potable Water System (PWS)	28
4.12 Storm Water General Permit	28
4.13 Toxic Release Inventory (TRI)	28

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITem 5)	30

5.1 Accessibility, Infrastructure, and Local Resources	30
5.2 Topography, Elevation, Vegetation, and Climate	30

6. HISTORY (Item 6)	32

6.1 Cordex Syndicate Exploration and Development	32
6.2 Pinson Mining Company Exploration and Development	33
6.3 Homestake-Barrick Exploration	33
6.4 Historic Mineral Resource and Mineral Reserve Estimates	34
6.5 Historic Production	34
6.6 PMC (Barrick) Exploration	36

7. GEOLOGICal SETTING and Mineralization (Item 7)	37

7.1 Regional Setting	37
7.2 Local Geology	40
7.3 Project Geology	42
7.3.1 Range Front Zone	43
7.3.1.1 Range Front Fault	43
7.3.1.2 CX West Fault	44
7.3.1.3 Linehole Fault	44
7.3.1.4 Adams Peak Shear	44
7.3.1.5 Otto Stope Fault	44
7.3.2 CX Zone
7.3.2.1 CX Fault	44
7.3.2.2 SOS Fault	45
7.3.2.3 CX Fault Hanging Wall Splays	45
7.3.2.4 CX Fault Foot Wall Splay	45
7.3.2.5 SOS Dike	45
7.3.2.6 SOS Cross Fault	45
7.3.3 Mag Zone	45
7.4 Mineralization	47
7.4.1 Range Front Zone	48
7.4.1.1 Range Front Fault	48
7.4.1.2 CX West Fault	48

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Atna Resources, Ltd.	Table of Contents
Pinson Project	NI 43-101 Technical Report on Mineral Resources

7.4.1.3 Linehole Fault	49
7.4.1.4 Adams Peak Shear	49
7.4.1.5 Otto Stope	49
7.4.2 CX Zone
7.4.2.1 CX Fault	49
7.4.2.2 SOS Fault	49
7.4.2.3 CX Fault Hanging Wall Splays	49
7.4.2.4 CX Fault Foot Wall Splay	50
7.4.2.5 SOS Dike	50
7.4.2.6 SOS Cross Fault	50
7.4.2.1 South	50
7.4.1 Mag Zone
7.5 Alteration	50

8. DEPOSIT TYPEs (Item 8)	52

8.1 Sediment-hosted, Carlin-type Gold System	52

9. EXPLORATION (Item 9)	54

9.1 Geologic Mapping and Geochemical Sampling	54
9.1.1 Geophysics	54
9.1.2 Underground Drifting / Evaluation	57
9.1.3 Trenching and Channel Sampling	58

10. DRILLING (Item 10)	59

10.1.1 PMC Drilling 1970 to 1996	59
10.1.2 Homestake Drilling 1997 to 2000	59
10.1.3 Barrick Drilling 2003	59
10.1.4 Atna Drilling 2004	59
10.1.5 Atna Drilling 2005	60
10.1.6 Barrick Drilling 2007	61
10.1.7 2008 Barrick Drilling Program	61
10.1.8 HPR104 Area	62
10.1.9 Deep Exploration Targets	62

11. Sample Preparation, Analyses, and Security (Item 11)	65

11.1 Sampling Method and Approach	64
11.2 Sampling Methods	64
11.2.1 Reverse Circulation Rotary	64
11.2.2 Diamond Core Drilling	64
11.3 Sample Quality – Recovery	64
11.3.1 Reverse Circulation Rotary	65
11.3.2 Core	65
11.4 Sample Intervals	65
11.4.1 Reverse Circulation Rotary	65
11.4.2 Core	65
11.5 Logging	66
11.5.1 Reverse Circulation Rotary Chip Logging	66
11.5.2 Diamond Drill Core Logging	66

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Atna Resources, Ltd.	Table of Contents
Pinson Project	NI 43-101 Technical Report on Mineral Resources

11.6 Sample Preparation and Quality Control Measures	67
11.6.1 Sample Preparation and Quality Control Measures - RC Rotary Drilling	67
11.6.2 Sample Preparation and Quality Control Measures – Core Drilling	67
11.7 Security for Reverse Circulation and Core Samples	69
11.8 Sample Preparation	70
11.8.1 On-site	70
11.8.2 Laboratory Sample Preparation	70

12. DATA VERIFICATION (ITEM 12)	73

12.1 Summary	73
12.2 Atna Review of Prior Data	73
12.3 Barrick Review of Prior Data	74
12.3.1 Collar Checking Results	75
12.3.2 Assay Checking Results	75
12.4 Drilling Database	76
12.5 Assay Database	77

13. MINERAL PROCESSING AND METALLURGICAL TESTING (item 13)	79

13.1 Summary of Atna Metallurgical Test Work	79
13.2 Summary of Barrick Metallurgical Test Work	80
13.3 Processing Options	81
13.4 Possible Treatment Plants and Potential Costs	82
13.4.1 Treatment Plants	82
13.4.2 Potential Treatment Costs	82
13.4.3 Laboratory Classification of Metallurgical Mineralization Types	83
13.5 Planning and Test Work – General	84
13.6 Summary – Metallurgical Test Work	84

14. MINERAL RESOURCE ESTIMATE (item 14)	85

14.1 Data Used for the Gold Grade Estimation	85
14.2 Density	86
14.3 Methodology	86
14.3.1 Creation of Domains	87
14.3.1.1 Range Front Zone	89
14.3.1.2 CX Zone	91
14.3.1.3 Mag Zone	91
14.4 Drill Hole Interval Data	94
14.4.1 Structural Domains	94
14.4.2 Mineralized Structure Domain Analysis	96
14.5 Capping	97
14.6 Compositing	97
14.6.1 Range Front Zone	97
14.6.2 CX Zone	97
14.6.3 Mag Zone	97
14.7 Variography	98
14.8 Estimation Methodology	99
14.8.1 Range Front Zone	101
14.8.2 CX Zone	102
14.8.3 Mag Zone	103
14.9 Validation	103

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Atna Resources, Ltd.	Table of Contents
Pinson Project	NI 43-101 Technical Report on Mineral Resources

14.10 Mineral Resource Classification	108
14.10.1 Range Front Zone	108
14.10.2 CX Zone	108
14.10.3 Mag Zone	109
14.11 Mineral Resource Estimation	109

15. ADJACENT PROPERTIES (Item 23)	112

16. OTHER RELEVANT DATA AND INFORMATION	113

17. INTERPRETATIONs AND CONCLUSIONS (Item 25)	114

18. RECOMMENDATIONS (Item 26)	115

19. REFERENCES (Item 27)	116

Appendix A	120

LIST OF FIGURES

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Atna Resources, Ltd.	Table of Contents
Pinson Project	NI 43-101 Technical Report on Mineral Resources

LIST OF TABLES

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Atna Resources, Ltd.	Summary
Pinson Project	NI 43-101 Mineral Resource Estimate

1.	SUMMARY (Item 1)

Gustavson Associates, LLC (Gustavson) was commissioned by Atna Resources Ltd (Atna), through its wholly owned subsidiary Canyon Resources Corporation (CRC), to update the mineral resource estimate with all available data for the Pinson Project in Humboldt County, Nevada. The purpose of this report is to present a mineral resource estimate for the Pinson Project. in compliance with Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects and Canadian Institute of Mining, Metallurgy and Petroleum “Best Practices and Reporting Guidelines”.

1.1	Property Description and Location

The Pinson mine produced 985,000 ounces of gold from 1980 through 1999 by open pit mining, and has seen over US$60 million in exploration and development spent on the property since 1998. Exploration work has identified extensive gold mineralization open at depth along several near-vertical structures and in disseminated zones with potential for open pit mining.

In August 2004 Atna acquired the option to earn into a 70% interest in the Pinson project with Pinson Mining Company (PMC), a wholly owned subsidiary of Barrick Gold Corporation (Barrick), by completing a US$12 million exploration work commitment and an economic evaluation. Atna drilled over 100 holes, from both surface and underground drill sites, and conducted additional underground exploration development. Atna fulfilled their earn-in commitments in 2006. The exploration work completed by Atna identified several high grade zones that appear to be continuous along principal structures.

Between 2006 and 2008 Barrick had the opportunity to earn its way back to a 70% interest in the Pinson Project by spending $30 million in exploration through April 2009. PMC initiated earn back work requirements in 2006, and completed the $30 million work commitment in 2009. In 2006, PMC completed a detailed gravity survey within the area of interest. This work was followed by exploration delineation drilling, further underground development, and surface infrastructure work in 2007 and 2008.

Barrick completed a modeling and preliminary mine planning exercise. Modeling utilized standard geostatistical techniques for evaluating the deposit’s gold distribution in three dimensions. PMC completed an unpublished report on March 12, 2009, updating the Technical Report Update published by Atna on June 1, 2007. Atna and PMC then formed a Mining Joint Venture with Atna holding a 30% interest and PMC (Barrick) as operator and holding a 70% interest in the venture. The project was placed on care and maintenance.

In August of 2011, Atna finalized a purchase and sale agreement with PMC to purchase PMC’s 70% venture interest in the core four square miles of the venture’s property position at Pinson. As part of the this agreement, Atna relinquished its rights to the remaining venture property surrounding the Pinson Mine and Barrick agreed to a toll processing agreement on refractory ores produced from Pinson. The toll processing would be carried out at Barrick’s Goldstrike mill complex north of Carlin, Nevada.

March 16, 2012

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Atna Resources, Ltd.	Summary
Pinson Project	NI 43-101 Mineral Resource Estimate

After reviewing PMC’s Preliminary Report and completing the acquisition of the core property position, Atna believed that additional work was required to validate the mineral resource estimation for Pinson. As a result, Gustavson Associates was commissioned to provide an independent evaluation of the mineral resources of the Pinson project. Atna asked Gustavson to investigate the possibility of modeling the Pinson mineral resource using techniques that would allow grade to be projected in a sinuous manner along structures that mimic mineralization exposed underground and in areas of closely-spaced drilling.

Gustavson’s methodology consists of separating the various structures (the Range Front, CX, CX West and Ogee Zones) and modeling continuity along each structure. There are two separate elements to consider when defining continuity in this particular case: the overall direction of the structure, generally a fault or shear zone which undulates along both strike and dip, and the continuity of the high grade ore shoots which undulate within the broader structures.

Variography was then performed in the along these zones to test the continuity of mineralization. Variography confirmed that continuity, as measured by variogram range, was improved from standard three dimensional geostatistics. Applying a 0.2 opt Au cutoff grade resulted in the following estimate of the underground mineral resource as well as a lower grade resource potentially minable by open pit methods (Table 1-1).

1.2	Geology and Mineralization

The Pinson mine is located in the south-central portion of the Getchell Gold Belt in north-central Nevada. Gold mineralization is characterized as Carlin-type, and is hosted in the same sequence of Ordovician sedimentary rocks that host gold deposits of the active Twin Creeks and Turquoise Ridge mines to the north.

The Pinson mine includes several small Carlin-type deposits which were mined by open pit methods, yielding nearly 1 million ounces of gold, between 1980 and 1999. This study focused on evaluating subsurface mineralization below the CX Pit in the Range Front, CX and Ogee mineralized zones to be exploited by underground mining methods as well as Atna’s first evaluation of the project’s open pit resource potential.

Gold mineralization occurs in 1) a strongly iron oxide stained, decalcified limestone siltstone collapse breccia within the lower Comus formation and 2) fractured carbonaceous shales and argillites of the upper Comus formation, generally following the same fracture structures in the lower Comus which carry the roots of the Range Front, CX, and CX West zones. These zones are structurally-controlled pods of relatively high grade mineralization on major faults and fault intersections. The Ogee Zone is a near-vertical, pipe-like mineralized area occurring at the intersection of the CX West and Line Hole faults. In the Mag Pit area of the property, mineralization is more disseminated in character with broad areas of modest grade gold mineralization hosted by receptive beds in the Upper Comus Formation.

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Atna Resources, Ltd.	Summary
Pinson Project	NI 43-101 Mineral Resource Estimate

1.3	Concept and Status of Exploration

Exploration and development drilling on the project includes 2,624 drill holes from surface and underground sites for a total of over 1.1 million total feet of drilling. Atna and PMC completed extensive reviews and quality control analyses of historic drill data to develop a state-of-the-art geologic and analytical database for use in resource estimations. From 1998 through 2006, Atna's and PMC's primary exploration focus was on the project's potential underground development opportunities. Work by PMC from 2006 through 2009, continued to develop the underground mineralized bodies and evaluated the open pit mine potential of several portions of the property.

1.4	Mineral Resource Estimate

The estimated mineral resource at Pinson is divided into two parts. One part is lower grade, more disseminate and near surface; and is suitable for exploitation by surface mining methods. The other is higher grade, with tight structural control and amenable for exploitation underground.

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Atna Resources, Ltd.	Summary
Pinson Project	NI 43-101 Mineral Resource Estimate

Table 1-1 Open Pit Mineral Resources

Open Pit Mineral Resources (Imperial)

Cutoff Gold opt	Tons	Measured Gold opt	Contained ounces Au	Tons	Indicated Gold opt	Contained ounces Au	Tons	Measured + Indicated Gold opt	Contained ounces Au	Tons	Inferred Gold opt	Contained ounces Au
0.005	26,291,100	0.029	770,700	5,123,000	0.050	255,600	31,414,100	0.033	1,026,300	1,035,200	0.029	29,900
0.010	21,158,900	0.035	732,000	4,307,400	0.058	249,600	25,466,300	0.039	981,700	824,400	0.034	28,300
0.015	16,999,400	0.040	681,000	3,652,700	0.066	241,500	20,652,100	0.045	922,600	659,000	0.040	26,200
0.020	13,988,700	0.045	628,500	3,198,500	0.073	233,800	17,187,300	0.050	862,200	531,600	0.045	24,100
0.025	11,474,200	0.050	572,200	2,837,000	0.080	225,700	14,311,200	0.056	797,900	426,800	0.051	21,700
0.030	9,338,900	0.055	513,500	2,495,100	0.087	216,200	11,834,000	0.062	729,700	356,800	0.055	19,800

Table 1-2 Underground Mineral Resources

Underground Mineral Resources (Imperial)

Cutoff Gold opt	Tons	Measured Gold opt	Contained ounces Au	Tons	Indicated Gold opt	Contained ounces Au	Tons	Measured + Indicated Gold opt	Contained ounces Au	Tons	Inferred Gold opt	Contained ounces Au
0.100	3,037,200	0.257	781,700	2,516,000	0.266	668,400	5,553,300	0.261	1,450,100	4,204,900	0.269	1,129,500
0.150	2,244,000	0.304	683,100	1,719,700	0.332	570,900	3,963,700	0.316	1,254,000	3,013,500	0.326	982,800
0.200	1,619,100	0.355	575,000	1,300,700	0.383	498,000	2,919,800	0.368	1,073,000	2,236,200	0.378	845,900
0.250	1,171,900	0.405	474,900	934,300	0.444	415,000	2,106,200	0.423	889,900	1,722,800	0.424	730,600
0.300	828,700	0.459	380,700	606,600	0.534	324,000	1,435,300	0.491	704,700	1,253,500	0.480	601,200
0.500	206,100	0.715	147,300	291,500	0.701	204,200	497,600	0.706	351,600	481,600	0.617	297,100

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Atna Resources, Ltd.	Summary
Pinson Project	NI 43-101 Mineral Resource Estimate

1.5	Conclusions and Recommendations

The Pinson Project has a measured and indicated resource of 982 thousand contained ounces of gold and an additional inferred resource of 28 thousand ounces of gold potentially minable by open pit methods. The project also has a measured and indicated resource of 1.07 million contained ounces of gold and an additional inferred resource of 846 thousand ounces of gold potentially minable by underground methods. Gustavson believes that part of the underground resource could be converted to a minable reserve with very little further work. The summary mineral resource tables for each part of the resource are presented in Tables 1-1 and 1-2.

Though all of the inferred resource will not convert to a category with higher confidence, the serendipitous discovery of the Ogee zone gives evidence that high grade pods of ore-grade mineralization of adequate size to exploit, lie within the Pinson Project area and the existing drill pattern. In this study, small isolated high grade zones have not been considered, leaving significant upside exploration and resource potential.

Because both the Pinson Project and neighboring projects are mature, with years of mining and process experience, Gustavson recommends that the Pinson Project be moved toward a feasibility study of the envisioned underground operation. Prior to a feasibility study the following tasks should be completed.

•	Identify the permit requirements for a project of this type in the current regulatory environment and commence permitting efforts. Estimate $20,000.

•	Initiate discussions on toll milling the ore to establish tolling costs and transport costs to a feasibility level.

•	Reevaluate all available data to refine modeled oxide versus refractory ore boundaries.

•	Complete a development drilling campaign (mostly underground) of about 3,000 ft.

•	Initiate early development and test mining to confirm continuity in the potential ore zones and evaluate underground rock conditions and mining techniques.

•	Pre-feasibility study including:

o	Detailed cross sectional and level-plan mine design

o	Oxide sulfide ore definition

o	Production scheduling including preliminary quotes for capital and operating costs adequate to develop a detailed mine plan and economic model.

o	Preliminary evaluation of the surface minable resources with additional metallurgical sampling, preliminary pit design engineering, permitting and cost analysis

o	Estimate $200,000

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Atna Resources, Ltd.	Summary
Pinson Project	NI 43-101 Mineral Resource Estimate

Table 1-3 Estimated Costs to Achieve Feasibility Decision Point

Task	Cost
Update Permitting Requirements	$20,000
Toll Milling Discussions	Atna Management
Development Drilling	$300,000
Mine Pre Development and Test Mining	$1,250,000
Pre Feasibility Study	$200,000
Total	$1,770,000

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Atna Resources, Ltd.	Introduction
Pinson Project	NI 43-101 Technical Report on Mineral Resources

2.	INTRODUCTION (Item 2)

2.1	Terms of Reference and Purpose of the Report

Gustavson Associates, LLC (Gustavson) was commissioned by Atna Resources, Ltd. through its wholly owned subsidiary Canyon Resources Corporation (CRC) to update the mineral resource estimate for the Pinson Project in Humboldt County, Nevada. This report presents mineral resource estimate for the Pinson Project..

Item 15 – Mineral Reserve Estimates, Item 16 – Mining Methods, Item 17 – Recovery Methods, Item 18 – Project Infrastructure, Item 19 – Market Studies and Contracts, Item 20 – Environmental Studies, Permitting and Social or Community Impact, Item 21 – Capital and Operating Costs, and Item 22 – Economic Analysis are not required for a Technical Report on Resources and therefore, not included in this report.

This report was prepared according to Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects and guidelines for technical reporting Canadian Institute of Mining, Metallurgy and Petroleum (CIM) “Best Practices and Reporting Guidelines” for disclosing mineral exploration. The mineral resource estimate and interpretations and conclusions reported here are based on technical data available prior to the effective date of this report, February 6, 2012.

2.2	Qualified Persons

Mr. Donald Hulse, P.E., Principal Mining Engineer for Gustavson, is a Qualified Person as defined by NI 43-101. Mr. Hulse acted as project manager during preparation of this report and takes responsibility for Sections 1-5 and 11-19 of this technical report. Mr. William J. Crowl, VP Mining for Gustavson, is a Qualified Person as defined by NI 43-101. Mr. Hulse acted as project manager during preparation of this report and takes responsibility for Sections 6-10, 17 and 18 of this Technical Report as well as technical oversight.

2.3	Personal Inspection

Mr. Donald E. Hulse visited the site on September 28, 2010, for one day, accompanied by Mr. William R. Stanley of Atna. While on site, Mr. Hulse inspected drill core, visited existing pits, and conducted an extensive inspection of the underground workings.

2.4	Sources of Information

The information presented, opinions, conclusions, and estimates made are based on the following:

•	Information and technical data provided by Atna;
•	Assumptions, conditions, and qualifications as set forth in the report; and

•	Data, reports, and opinions from other consulting organizations and previous property owners.

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Atna Resources, Ltd.	Introduction
Pinson Project	NI 43-101 Technical Report on Mineral Resources

During preparation of this report, Gustavson relied in good faith on information provided by Atna regarding technical data, property ownership, and mineral tenure. Gustavson has not independently verified the status of the property ownership or mineral tenure, and is unaware of any material technical data other than that presented by Atna.

Additional sources of informations are presented in Section 18 – References.

2.5	Units of Measure and Abbreviatioins

All measurements used in the Pinson Project are in Imperial units and all references to dollars are United States dollars:

Common Units:

Above mean sea level	amsl
Cubic foot	feet[3]
Cubic inch	in3
Cubic yard	yd3
Day	d
Degree	°
Degrees Fahrenheit	°F
Foot	feet
Gallon	gal
Gallons per minute (US)	gpm
Grams per tonne	g/t
Greater than	>
Hectare	ha
Hour	h
Inch	"
Kilo (thousand)	k
Less than	<
Micrometre (micron)	µm
Milligram	mg
Ounces per ton	oz/t
Parts per billion	ppb
Parts per million	ppm
Percent	percent
Pound(s)	lb
Short ton (2,000 lb)	st
Short ton (US)	t
Specific gravity	SG
Square foot	feet2
Square inch	in2
Yard	yd
Year (US)	yr

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Atna Resources, Ltd.	Introduction
Pinson Project	NI 43-101 Technical Report on Mineral Resources

Metric Conversion Factors (divided by):

Short tons to tonnes	1.10231
Pounds to tonnes	2204.62
Ounces (Troy) to tonnes	32,150
Ounces (Troy) to kilograms	32.150
Ounces (Troy) to grams	0.03215
Ounces (Troy)/short ton to grams/tonne	0.02917
Acres to hectares	2.47105
Miles to kilometres	0.62137
Feet to metres	3.28084

Abbreviations:

Absolute Relative Difference	ARD
Adsorption Desorption Refining	ADR
Acid Rock Drainage	ARD
American Society for Testing and Materials	ASTM
Atomic Absorption Spectrometry	AAS
Bureau of Land Management	BLM
Canadian Institute of Mining and Metallurgy	CIM
Carbon-in-Column	CIC
Diamond Drill	DD
Environmental Assessment	EA
Environmental Impact Statement	EIS
Finding of No-Significant Impact	FONSI
Fleet Performance Calculator	FPC
Global Positioning System	GPS
Gold Standard Royalty	GSR
Induced Polarization	IP
Inductively Coupled Plasma	ICP
Internal Rate of Return	IRR
Metallic Screen Fire Assay	MSFA
MGC Resources, Inc.	MGC
Mine Development Associates	MDA
Mount Diablo Base Meridian	MDBM
National Environmental Policy Act of 1969	NEPA
National Instrument 43-101	NI 43-101
Nearest Neighbour	NN
Net Present Value	NPV
Net Smelter Royalty	NSR
Nevada Division of Wildlife	NDOW
Ounces per short ton	OPT
Pan-Nevada Gold Corporation	PNV
Plan of Operations	POO
Preliminary Economic Assessment	PEA
Probability Assigned Constrained Kriging	PACK
Record of Decision	ROD
Reverse Circulation	RC/RCV
Rock Quality Designation	RQD
Selective Mining Unit	SMU
Universal Transverse Mercator	UTM

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3.	RELIANCE ON OTHER EXPERTS (Item 3)

The information, conclusions, and recommendations contained in this report are based upon review and analysis of digital and hard copy data and information supplied to Gustavson by Atna. Information was also obtained during discussions with Atna personnel familiar with the property. William R. Stanley, V.P. Exploration for Atna, contributed substantially to this report. Mr. Stanley has well over 30 years of experience associated with gold exploration, geology, and resource estimation.

We relied on the following reports:

•	Edmondo, G., McDonald, D., and Stanley, W.R.; Technical Report Update, Pinson Gold Property, Humboldt County, Nevada, Atna Resources, Ltd. June 1, 2007

•	Sim, Robert, December 2005, Revised Technical Report on the Pinson Gold Property, Humboldt County, Nevada, Atna Resources internal report (also filed on SEDAR).

•	Water Management Consultants, Inc., 1998, Results of Hydrogeologic and geochemical studies at Pinson and provisional closure plan for the CX and MAG pits: Consulting report, July 1998.

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4.	PROPERTY DESCRIPTION AND LOCATION (Item 4)

4.1	Property Location

The Pinson Project is located 27 miles (43 km) northeast of Winnemucca, Nevada, in southeastern Humboldt County (Figure 4-1). The project site is 35 miles from Winnemucca by road, and is 50 road miles to the northwest of Battle Mountain, Nevada. The project area encompass approximately 2,545 acres, in the Potosi mining district, surrounding and including the existing Pinson Mine. The geographic center of the project area is located at UTM 478,294E and 4,553,515N (NAD27, Zone 11).

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440000
460000
480000
500000
4580000
4560000
4540000
4520000
4500000
95
TWIN CREEKS
GETCHELL
PINSON
789
80
PREBLE
ELKO
HUMBOLDT
LANDER
Winnemucca
Golconda
LONE TREE
MARIGOLD
Bat

Atna Resources Inc.

Pinson Project

Location Map

43-101

Date: March 2006	Scale: 1:500,000
Author: OPE	Projection: UTM Zone 11 NAD27
Office: Pinson, NV	
Project File: 43-101_location.mxd

Figure 4-1 Pinson Project Location Map

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4.2	Ownership, Mineral Rights and Tenure

In August 2008, Atna acquired an option to earn 70% Joint Venture interest in the Pinson property from PMC and commenced additional follow-up exploration and development of the property. Atna completed its earn-in in 2006 and vested in its 70% interest in the project after expending the required US$12 million in exploration and development expenditures and Barrick exercised its option to “claw-back” into the project. This “claw-back” right allowed Barrick (PMC) to earn back to a total interest of 70% in the mine property by spending $US30 million in additional exploration and development on the property over a three-year period. Barrick completed these expenditures in early 2009 and a Mining Joint Venture was formed with PMC controlling a 70% interest in the venture and Atna a 30% interest. In August of 2011, Atna negotiated and closed the purchase of PMC’s 70% interest in the core, four square miles of Pinson property (Sections 28, 29, 32 and 33, Township 38 North, Range 42 East). The four square miles of land (roughly 2,545 acres) contains all areas of past gold production and the area of the currently estimated mineral resource.

The Pinson property is made up of a number of property parcels that are either wholly owned by Atna, under lease/option by Atna, or that Atna has a fractional direct interest ownership interest.

Approximately 2,545 acres of fee land, unpatented federal lode claims and leases make up the land package controlled by Atna Resources which are the subject of this Technical Report and the mineral resources estimated within this Technical Report. Atna Resources controls a 100% interest in the private, fee-simple, lands that make up 1,400 acres of the property through outright ownership, or via mining leases. Additionally, Atna controls 100% interest in unpatented federal lode mining claims covering an additional 785 acres either by outright ownership or via mining lease agreement and owns an undivided 41.66% interest in unpatented federal lode claims covering an additional 360 acres.

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Figure 4-2 Pinson Mine Property and Mining Claim Map

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4.2.1	Unpatented Federal Lode Mining Claims

Atna owns or controls 50 mining claims covering portions of Sections 28 and 32, Township 38 North, Range 42 East. Additionally, Atna owns an undivided 41.66% interests in another 18 federal lode mining claims covering the northern ½ of Section 32, Township 38 North, Range 42 East. Holding costs for the unpatented mining claims for 2012 (on a net ownership basis) will be approximately US$8,650 in 2012.

4.2.1.1	Pacific Unpatented Federal Lode Mining Claims

Atna owns 100% interest in the Pacific 1-7 mining claims located in the northwestern portion of Section 28. These claims were acquired from Cordilleran Exploration and are subject to the Cordilleran royalty described below.

4.2.1.2	CX Unpatented Federal Lode Mining Claims

Atna owns 100% interest in the CX# 1A-23A claims located in the eastern north ½ and southeast ¼ of Section 28. These claims were acquired as part of PMC’s acquisition of the Rayrock Mine’s interest and are subject to the Rayrock Royalty described below.

4.2.1.3	BEE DEE Unpatented Federal Lode Mining Claims

Atna controls 100% interest in the New BEE DEE group of claims (20 claims) through a mining lease agreement with Franco-Nevada (50%), Susan Genevish (25%) and Gregory Austin (25%). These claims are located in the southern portion of Section 32, Township 38 North, Range 42 East. These claims are subject to a retained royalty by the lessors as well as the Rayrock royalty override described below.

4.2.1.4	Pinson Unpatented Federal Lode Mining Claims

Atna owns an undivided 41.66% interest in the Pinson #1A- Pinson #18A mining claims located in the northern ½ of Section 32, Township 38 North, Range 42 East. These claims are co-owned by the Gene or Jo Christison Family Trust (50% interest) and Mr. Michael Murphy (8.34% interest).

4.2.2	Patented Lands

Atna owns 100% interest in Sections 29 and 33, Township 38 North, Range 42 East. The two sections of land were purchased at various times by PMC and were acquired in the Atna acquisition of the unowned portion of the Pinson Mine Venture in August 2011. Section 29 is subject to the Cordilleran royalty and the Rayrock Royalty discussed below. Section 33 was purchased from Getchell Gold and is subject to the Rayrock, the Franco Nevada, and the Getchell royalties described below.

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Atna also owns and undivided 41.66% interest in the 120 acre parcel comprising the south ½ of the southwest ¼ and northeast ¼ of the southwest ¼ of Section 28, Township 38 North, Range 42 East. This interest was purchased by PMC as part of a transaction in 2001 with several minority interest owners. The property is co-owned with the Christison Family Trust (50% interest and Michael Murphy (8.33% interest). Both the Christison Family Trust and Murphy interests are subject to a mining lease agreement owned by Atna. Royalties on this parcel are described below.

4.2.3	Underlying Agreements – Unpatented Federal Mining Claims

One lease agreement has been entered into controlling a single parcel of unpatented federal lode mining claims within the south ½ of Section 32, Township 38 North, Range 42 East.

4.2.3.1	BEE DEE group (Section 32)

Atna controls through a mining lease 100 % interest in 20 unpatented federal lode mining claims named the BEE DEE group owned by Franco Nevada (50%), Susan Genevish (25%) and Gregory Austin (25%) located in Section 32 of Township 38 North, Range 42 East. The agreement provides for annual minimum advanced royalty payments, paid in monthly installments, to the owners totaling US$31,178 per year (indexed to the CPI) and the maintenance of the unpatented claims. Maintenance fees to the Bureau of Land Management and Humboldt County are current in the amount of US$3,010.

The agreement calls for a royalty of 4% Net Smelter Return until royalties totaling US$500,000 is paid to the owners. Thereafter, the royalty is 2% Net Smelter Return. All advanced production royalty payments are credited against actual production payments due.

4.2.4	Underlying Agreements Patented Fee Lands

One lease agreement have been entered into controlling a single parcel of patented fee land parcel within Section 28, Township 38 North, Range 42 East.

4.2.4.1	Christison, et al Lease (Section 28)

A 58.3333% interest in a 120 acre parcel in the southwest quarter of Section 28, Township 38 North, Range 42 East, is subject to a Mining Lease agreement between Atna and he Gene or Jo Christison Family Trust (50% interest) and M. Murphy (8.3333% interest). The other 41.6667% interest in this patented land parcel is owned directly by Atna Resources (subject to a 2% retained Net Smelter Return Royalty by the sellers on their prorata undivided interest Kate Murphy, et al royalty). The Christison lease provides for annual advanced royalty payments totaling US$20,371(indexed to the CPI) per year (payable monthly on a prorata ownership basis).

The mining lease agreement also provides for a Net Smelter Return Royalty of 3% until US$1,500,000 in royalty payments have been made upon which the production royalty rate decreases to 2%. All advanced royalty payments are credited against any future actual production royalties.

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4.2.5	Underlying Agreements - Royalty Agreements

The Pinson land position is subject to several overriding royalty agreements in addition to any royalties associated with mining leases on unpatented lode claims or private fee simple lands. The following section describes the overriding royalties present on the various properties as well as summarizes the total royalty burden on the various parcels in Table 4-1 below.

4.2.5.1	Rayrock Royalty (Royal Gold-current owner)

Barrick Gold and Homestake Mining (co owners of PMC at the time) purchased Rayrock’s (now Royal Gold) interest in PMC on November 30, 1996 and Homestake became operator of the Pinson Mine (which was in production at the time). Subsequent to this purchase, Barrick Gold purchased Homestake and therefore PMC.

This purchase transaction included an overriding royalty interest in the lands controlled by PMC at the time of the transaction (the “Rayrock Royalty”) and this royalty covers lands controlled by Atna and the subject of this Technical Report. This overriding royalty varies dependent upon the type of land (patented fee versus unpatented claims) and any underlying royalties existing on both owned and leased parcels at the time of the transaction. For fee lands owned by PMC, Rayrock would be paid a 2.5% Net Smelter Return Royalty on lands not subject to an underlying royalty and 0.5% on those parcels subject to a royalty which would increase to a 1% Net Smelter Return royalty if the average gross value per ton of ore produced was greater than $175/ton.

On fee lands leased by PMC and subject to royalties payable to a third party, the Rayrock royalty would vary from a minimum of 0.5% Net Smelter Return to a maximum of 5% Net Smelter Return depending upon the underlying royalty. The royalty percentage will be determined as the difference between a total royalty load of 6% less the underlying royalty equals the Rayrock royalty, however the royalty will not exceed 5% or be reduced to less than 0.5% Net Smelter Return. For example, if the underlying royalty is 4%, then the Rayrock overriding royalty would be 6% less 4% equals a 2% royalty payable to Rayrock (now Royal Gold). If the underlying royalty is 0.5%, the Rayrock royalty would be 6% less 0.5% = 5.5%, which is greater than 5% so would then be reduced to 5%. If the underlying royalty is 6% or greater, the Rayrock royalty interest would be limited to 0.5% of the Net Smelter Returns.

If the lands were controlled by unpatented lode mining claims and not subject to underlying third party agreements with retained royalties, the retained production royalty would be 2.5% Net Smelter Returns. If the unpatented mining claims have underlying retained royalties, then the Net Smelter Return royalty would be determined as is the royalty described above under the patented lands leased by PMC and subject to an underlying royalty again with a maximum of 5% Net Smelter Returns and a minimum of 0.5% Net Smelter Returns royalties dependent upon the underlying royalty load. International Royalty Corporation purchased 97.895% interest in this royalty and International Royalty subsequently was purchased by Royal Gold Corporation, the current royalty owner. D. M. Duncan Inc. owns the remaining 2.105% interest in this royalty.

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No royalty is due until 200,000 ounces of gold had been produced. Currently the royalty interest would commence after production of an additional 90,000 ounces of gold from the property.

4.2.5.2	Cordilleran Overriding Royalty (Royal Gold-current owner)

Cordilleran Exploration, the original developers of the Pinson Project, holds an overriding royalty position on several parcels including the patented lands of Section 29, Township 38 North, Range 42 East. Cordilleran (now Royal Gold) has a 5% Net Smelter Return royalty on Section 29. Cordilleran also holds an overriding royalty on the Pacific unpatented lode mining claims of 5% of Net Smelter Returns located in Section 28, Township 38 North, Range 42 East. This parcel is in turn subject to the Rayrock overriding royalty. International Royalty Corporation purchased this royalty and International Royalty subsequently was purchased by Royal Gold Corporation, the current royalty owner.

4.2.5.3	Getchell Gold/Euro Nevada Royalty

PMC purchased three and three quarter square miles of fee lands from the Getchell Mine. Getchell retained a 5% Net Smelter Return Royalty on these parcels (Sections 23, 27, 33, and the west one half and northeast quarter of Section 25, Township 38 North, Range 42 East. The Getchell and Euro Nevada royalties affects only Section 33, T38N, R42E of the current Atna land position at the Pinson Mine. This royalty, at the point of formation of the Atna-Pinson Mining Company Mining Joint Venture, was distributed to the partners with Barrick owning a 3.5% royalty and Canyon Resources Corp. (an Atna subsidiary) owning a 1.5% royalty on these lands. Upon Atna’s 2011 acquisition of PMC’s 70% interest in the Pinson Mine, Barrick relinquished its 3.5% NSR royalty, however Atna’s subsidiary continues to hold a 1.5% NSR deeded royalty interest in Section 33, T38N, R42E. Additionally, Franco Nevada Corporation controls an additional 2% Net Smelter Return royalty on these parcels.

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Table 4-1 Summary of Royalties Related to Atna’s Pinson Mine Land Holdings

Section	Property/Agreement Name	Royalty Owner	Fm %	To %	Remarks
Sec. 28	Christison ,et al Lease	Michael Murphy & Jo Christison	2	3	3% NSR or net mint until $1.5M paid then 2%
		Royal Gold	0.5	5	NSR% ranges depending on particular parcel owned or leased as of Nov. 30, 1998.
Sec. 32	Jackson Mtn.(Euro NV & Austin) Lease BEE DEE claims	Genevish Austin & Franco Nevada	2	10	10% NSR or net mint on 1st 50,000 tons then 4% until $500,000 then 2%
		Royal Gold & Duncan	0.5	5	NSR% ranges depending on particular parcel owned or leased as of Nov. 30, 1998.
F222	Pacific Unpatented Claims	Royal Gold	5	5	NSR
		Royal Gold & Duncan	0.5	5	NSR% ranges depending on particular parcel owned or leased as of Nov. 30, 1998.
Sec. 33	Getchell Property Acquisition	Royal Gold & Duncan	0.5	5	NSR% ranges depending on particular parcel owned or leased as of Nov. 30, 1998.
		Franco Nevada & Duncan	2	2	NSR or net mint
		Canyon Resources	1.5	1.5	NSR or net mint
Sec. 28	CX Unpatented Claims	Royal Gold & Duncan	0.5	5	NSR% ranges depending on particular parcel owned or leased as of Nov. 30, 1998.
H439	Pinson 1A – 18A Unpatented Claims	Kate Murphy, et al	5.5	7.5	NSR% sliding scale based on price /oz of gold
		Royal Gold & Duncan	0.5	5	NSR% ranges depending on particular parcel owned or leased as of Nov. 30, 1998.
Sec. 28	Sec. 28 – PMC Purchase	Kate Murphy, et al	2	2	NSR on ores and minerals recovered
		Royal Gold & Duncan	0.5	5	NSR% ranges depending on particular parcel owned or leased as of Nov. 30, 1998.
Sec. 29	Cordilleran Sec. 29 Purchase	Royal Gold & Duncan	5	5	NSR or net mint

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4.3	Environmental Liabilities, Permits and Bonding

4.3.1	Water Quality and Management

Water quality and management at the Pinson Project involves both surface and groundwater. The surface water involves Granite Creek and the ground water involves two main hydrogeological units: sedimentary bedrock and basin fill alluvium.

4.3.2	Surface Water

Granite Creek is an ephemeral stream sourced from seasonal snow melt originating in a bowl below the crest of the Osgood Mountains above Granite Creek Canyon, located immediately west of the Pinson project. Stream flow, when present, is currently diverted and routed through a series of pipes and culverts through the south part of the CX Pit and rejoins the original stream channel about 600 ft south of the CX Pit. The water in Granite Creek typically infiltrates into the permeable alluvial deposits of the middle and lower piedmont slopes within 1,500 to 2,500 ft down gradient of the site. Annual stream flow generally occurs from February through July. Generally, no flow is observed in the channel west of the project by the end of June.

High flow rates in Granite Creek occur during the spring runoff period. When peak seasonal stream flow exceeds the diversion capacity, the overflow has historically been routed via a pipeline to the floor of the mined out pits. The creek water has infiltrated rapidly through the pit floors and into the Pinson Fault shear zone, which is hydrologically connected to the CX Pit.

Following peak runoff events, a rise in groundwater levels was noted beneath the floor of the CX Pit necessitating an increase in the dewatering rate from the CX Pit during Spring 1998, a period of record precipitation in northern Nevada.

Water Pollution Control Permits NEV2005103 and NEV89002 (Closure) require periodic sampling of surface water at four stations in the Granite Creek channel, when present. Results of hydrochemical analysis of Granite Creek samples indicate that the average chemistry in Granite Creek is similar to that of the Pinson Fault Shear Zone bedrock groundwater hydrologic unit (also referred to as the CX hydrologic block) as discussed further in the following section. Collected samples generally report constituent concentrations that meet Nevada reference Maximum Contaminant Levels (MCLs).

4.3.3	Groundwater System

Groundwater at the Pinson Project generally flows from the range front of the Osgood Mountains to the east-southeast, toward the central part of the Kelly Creek alluvial basin. Recharge occurs to both the alluvium and the bedrock of the upper piedmont slope. During years of high spring runoff, recharge also occurs to the alluvium beneath the middle and lower piedmont slope. Discharge from the basin occurs through evapotranspiration from the alluvial deposits beneath the lower part of the valley floor. In the Pinson area, the overall groundwater flow direction is therefore to the east-southeast. Because of the general north-south trend of the range front faults along the east flank of the Osgood Mountains, the magnitude of bedrock groundwater flow to the east is thought to be low.

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4.3.4	Bedrock Groundwater

The bedrock geology underlying the alluvial deposits consists of lower Paleozoic sedimentary rocks. Steeply dipping upper Comus carbonaceous shale and argillite (Ocums) occur with lower Comus interbedded limestone and shale/argillite (Oclcs and Oclls) in the majority of the project area. The bedrock hydrology in the Pinson project area is highly compartmentalized as a result of the folded and faulted nature of the stratigraphy and the geologic structure. The range front structures that trend north-northwest - south-southeast, combined with cross faults, act to compartmentalize the bedrock groundwater flow system and generally inhibit widespread regional flow within the bedrock. Groundwater flow within the blocks is somewhat more continuous. Groundwater levels observed at different locations within a given block tend to respond uniformly to pumping stresses in adjacent blocks. This behavior demonstrates the strong structural controls on groundwater flow in the bedrock.

As the mine advances, the interaction of the workings with the groundwater system will need to be carefully analyzed to determine the changing pumping requirements over time.

The bedrock groundwater at the Pinson Project has a variable chemistry, reflecting the discontinuous nature of the bedrock groundwater flow between the hydrologic blocks. The bedrock pH typically ranges from 6.8 to 8.4 S.U., total dissolved solids (TDS) ranges from 180 to 1,500 milligrams per liter (mg/L), and alkalinity ranges from 74 to 134 mg/L CaCO3. Locally, some metals exceed the Nevada reference standards as is common in mineralized bedrock, particularly for arsenic, cadmium, iron, manganese, nickel, and zinc.

4.3.5	Alluvial Groundwater

Continuous groundwater flow occurs in the alluvial deposits throughout the entire Kelly Creek basin. Most “regional scale” groundwater flow along the eastern margin of the basin occurs within the alluvium. The alluvial groundwater system at Pinson has been monitored by numerous wells and is fairly well understood.

Mine water supply well 8 is completed within the alluvial groundwater system and provided water to support historic Pinson Mine surface mining and processing operations through final permanent closure operations ongoing today. Well 8 remains operational and currently provides freshwater supply for site facilities including fugitive dust control, surface exploration drilling operations, underground exploration and operations and administrative support operations based in the Administration Complex immediately west of Getchell Road in the NE ¼ Section 33 T38N R42E.

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The alluvial groundwater system generally meets the Nevada reference Minimum Contaminant Levels (MCL) with most trace metals at or below analytical laboratory reporting limits.

4.3.6	Water Management

Mine supply water is produced by water supply well 8. Electric pumps withdraw alluvial groundwater at approximately 200 gpm to 600 gpm and convey the water through steel and HDPE pipes west and upslope to a 175,000 steel water tank located in the NW ¼ NW ¼ Section 33 T38N R42E near the southeast corner of the CX pit/southwest corner of the Mag pit. Water stored in this tank is gravity fed through existing steel and HDPE pipes to serve consumptive uses within the underground workings, Administration Complex and support fugitive dust control measures throughout the project.

The mine water supply system also provides firewater supply to one hydrant located immediately southeast of the administration building in the Administration Complex.

Wastewater and sewage from the Administration Complex is conveyed to an approved septic system permitted as a Small Capacity Septic System by the Nevada Division of Environmental Protection (NDEP) Bureau of Water Pollution Control (BWPC). Mine dewatering water is conveyed through 12” HDPE pipe(s) for discharge to approved and constructed RIBs 2 and 3. No treatment of the water is necessary to meet discharge standards.

4.4	Permitting

Atna and the Pinson Project operate under a myriad of State, Federal and local regulatory programs administered by several agencies within each jurisdictional area. Current valid permits are described below with comments on potential additional permitting actions needed to go forward.

4.4.1	Air Permits

Atna is regulated by three Air Quality Operating Permits. Each requires annual reporting of production and emissions by February 28th and payment of annual fees by July 1st. All Air Permits are in good standing.

4.4.2	Air Quality Operating Permit

Air Quality Operating Permit (AQOP) 10412072 is a Class III permit administered by the Nevada Division of Environmental Protection (NDEP) Bureau of Air Pollution Control (BAPC). There are currently three permitted sources. The required Initial Opacity Compliance Demonstration (IOCD) was conducted December 2008. The Class III permit was initially granted to Atna in 2005; the permit expires October 18, 2015. To date, throughput and operating hour limitations of the Class III permit have still allowed underground mining operations. The permit should be reviewed prior to pursuit of more aggressive underground mining and modified, if necessary, to facilitate greater throughput and operating hours. The permit will need modification if operations at a larger scale, including onsite ore crushing, are planned.

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4.4.3	Surface Air Disturbance Permit

AQOP 10411091.01 is a Class II SAD permit remnant from historic PMC surface mining operations. Following cessation of surface mining and ore crushing operations in 1999, and onsite processing and refining in 2001, the permit was modified to remove all historic emissions sources except for surface area disturbance. This permit was renewed in 2011 and expires May 24, 2016.

4.4.4	Nevada Mercury Control Program

Atna currently is not involved in the Nevada Mercury Control Program (NMCP) implemented by the NDEP Bureau of Air Quality Planning (BAQP) in 2006 and regulating thermal mercury emitting sources at Nevada precious metals mines. In the event any onsite processing involving thermal mercury emitting sources, and/or onsite assaying, is planned Atna will be required to apply for a NMCP Mercury Operating Permit to Construct.

4.4.5	Water Pollution Control Permits

Atna currently holds three Water Pollution Control Permits (WPCP) administered by the NDEP Bureau of Mining Regulation and Reclamation Regulation Branch (BMRR). All permits are current and in full force and effect.

4.4.6	Groundwater Protection

WPCP NEV2005102 authorizes discharge of 9.9 million gallons per day at a maximum rate of 6,900 gpm of mine dewatering water to the permitted rapid infiltration basins (RIBs). The authorization is based on the prediction that the ground waters of the State will not be degraded by infiltration of mine dewatering water with chemical concentrations equal to, or similar to, that of the Pinson Fault Shear Zone hydrologic unit (Shear Zone) in which the CX Pit lies. Each RIB was designed to infiltrate 6,900 gpm; however, the total combined system discharge/infiltration rate is 6,900 gpm. Weekly and quarterly monitoring and quarterly and annual reporting are required by the permit. Annual review and service fees are due 1 July (for this and all WPCPs). To date, two RIBs have been constructed and operated, either independently or concurrently. A third RIB is fully permitted and ready for construction. The fourth RIB is permitted; however, reclamation surety associated with the fourth RIB must be posted prior to construction. The permit was issued in 2005 and expires September 16, 2015 (renewed in 2010 for an additional 5 year period).

No surface mining operations are authorized under this permit.

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The permit must be modified to authorize underground exploration, development and ore mining operations that equal or exceed 36,500 tons per year. The permit must also be modified to authorize backfill of over 83,000 tons non-ore rock to the bottom of the CX pit. The permit must also be modified to authorize any surface mining operations and address any hydrologic and geochemical considerations for management of dewatering, non-ore rock storage and post mining impoundment of waters in the final pit(s).

WPCP NEV89002 (Closure) authorizes the final permanent closure of components operated 19801999 in conjunction with historic Pinson Mine surface mining and processing operations. This WPCP is administered by the BMRR Closure Branch. Final permanent closure operations are well advanced with non-ore rock stockpile, tailing impoundment, heap leach pad and process ponds, and crushing and grinding components closure complete. These components are in the post closure monitoring phase.

It is important to note that the three WPCPs are intertwined with certain common monitoring stations, monitoring frequency and parameter requirements, and “operational” impacts. Modifications to one permit often trigger the need to amend one other or all permits.

All Water Pollution Control Permits (WPCP) are valid and in good standing.

4.4.7	Reclamation Permits

Atna holds two Reclamation Permits administered by the NDEP BMRR Reclamation Branch.

Reclamation Permit 0242 was issued to Atna in 2005 and authorizes 89.56 acres of surface disturbance in the SE ¼ Section 29, 120 acres in the SW ¼ Section 28, all of Section 33 and 0.63 acres in Section 34 T38N R42E. No surface mining is authorized. Permit 0242 will likely need amendment to authorize additional surface disturbance if resumed surface mining is pursued. The updated surety in the amount of $644,169 has been posted with NDEP as of December 2008.

Reclamation Permit 0047 authorizes disturbance related to historic PMC surface mining operations in Sections 27, 28, 29, 32 and 33 T38N R42E. Reclamation of historic disturbance is well advanced with revegetation success, and associated surety release, achieved on the tailing impoundments and most of the non-ore rock stockpile areas. The current reclamation surety is $452,808 plus ~$113,000 (Granite Creek rechannelization). Reclamation Permit 0242 is valid and in good standing.

4.5	Public Lands

Operations on public lands authorized under BLM surface management regulations at 43 CFR 3809 include the historic Pinson Mine (BLM case file N064101) Groundwater monitoring well sites and travel ways in Section 34 T38N R42E are authorized under BLM Notice case file N080595. Atna is the current owner and operator of these permits.

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4.6	Jurisdictional Waters

A jurisdictional delineation was conducted at the Pinson mine site in early 2008 in conjunction with permitting of the Granite Creek final permanent closure plan. The delineation was submitted to the United States Army Corps of Engineers (Corps) and the Corps issued a jurisdictional determination of No Jurisdiction; e.g., Granite Creek waters are isolated headwaters non-tributary to Jurisdictional Waters and not hydrologically connected to Jurisdictional Waters. It is recommended that a new jurisdictional survey on Atna lands be conducted and submitted to the Corps for a current Jurisdictional Determination if surface mining operations are planned to resume.

4.7	Cultural Resources

Several cultural resource surveys have been conducted within the regional scale Pinson Exploration Project area of interest. A summary of all the cultural resource surveys conducted within, overlapping, or in the immediate vicinity of the exploration project area of interest was presented in a report titled A Class I Literature Review of the Pinson Mine and Environs, Humboldt County, Nevada, Kautz Environmental Consultants, Inc. February 14, 1997.

The surveys conducted over the thirty plus years of exploration and operations at the site were conducted in support of initial mine permitting in the late 1970s, Mining Plan of Operations amendments in the 1980s and early 1990s, and Exploration Plan of Operations permitting in 1997. Fourteen archaeological sites were identified through the surveys as occurring within the project’s boundary.

Should exploration and/or underground and/or surface mining on an expanded scale be proposed, analysis on the scale of an Environmental Impact Statement for the affected environment may be required including an updated review of all past cultural resource surveys.

4.8	Hazardous Materials

Management of hazardous materials in volumes exceeding regulatory thresholds is regulated by the Nevada State Fire Marshall. A Hazardous Materials Storage Permit will likely be required for underground and/or surface mining scale operations.

4.8.1	Liquefied Petroleum Gas (LPG)

Onsite storage and use of LPG is regulated by the Board for the Regulation of Liquefied Petroleum Gas. Atna currently has two tanks providing LPG for the HVAC/hot water facilities at the Atna administration building. The volume stored is below that requiring a LPG permit. It is likely that no further permitting is necessary unless an onsite assay laboratory were to be constructed.

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4.8.2	RCRA

Atna still holds active United States Environmental Protection Agency (USEPA) Generator ID# NVD099530966. Atna’s generator status is Conditionally Exempt Small Quantity Generator (CESQG).

4.9	Water Rights

Atna currently holds permitted appropriations to withdraw and consumptively use for mining, milling and dewatering 1,149 acre feet per annum ground waters of the State. The appropriations have varying diversion rates depending on the points of diversion. However, PMC has applied to the Nevada Division of Water Resources for a permit (application 77459) to withdraw ground waters of the State at a diversion rate of 13.61 cubic feet per second (cfs) or 6,110 gpm and an annual volume of 9,853.2 acre feet with an annual mining and milling consumptive use limitation of 1,149 acre feet and the excess water withdrawn to be reinfiltrated to the Kelley Creek hydrologic basin 466. The application was approved and is in good standing as of March 2012.

The approved for appropriation is expected to be adequate to meet the needs of mine dewatering and consumption for the Pinson Exploration Project going forward. Atna currently owns all water rights associated with the Pinson Mine project.

4.10	Environmental Liabilities and Closure

Environmental liabilities associated with historic mining and processing operations at the site are considered minimal. Final permanent closure and reclamation of 1980 to1999 components are well advanced. Revegetation has been successful and reclamation bonds released on the tailing impoundments and approximately 90% of the non-ore rock storage areas. Long term heap fluid drain down is below the predicted long term flow rate of 0.8 gpm and reliably discharging to the Agency approved long term fluid management system.

Release of reclamation bond held on the heap leach pad component is awaiting successful vegetation. Construction of the approved final permanent closure of the Granite Creek intermittent channel has been deferred to support management of groundwater in the Shear Zone hydrologic unit to the advantage of underground exploration and development operations. Approximately $130k of reclamation bond is held to secure completion of this construction.

Closure operations of the Mag Pit lake have been completed and post closure monitoring continues in the twelfth year (2012). Water chemistry is stable with better quality water comprising approximately 93% of the total volume of the lake water and extending from the current stabilized surface elevation of 4674 amsl down to elevation 4575 amsl or to a depth of approximately 100 ft. The good quality water also extends to a depth of approximately 60 ft below the bedrock alluvium contact in the east pit wall of 4635 amsl. Poorer quality water is reported for those samples collected from the bottom portion of the pit lake water column; e.g., below 4575 amsl to the estimated current pit floor at 4535 amsl. Contrary to the predicted Mag Pit lake water balance, the lake is acting as a hydrologic sink with no discharge to adjacent good quality alluvial groundwater to the east; therefore, no potential for degradation of ground waters of the State exists.

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Mine dewatering operations associated with intermittent underground exploration campaigns since 2005 have resulted in lowering of the Shear Zone water level below the CX Pit floor (elevation 4689 amsl) and eliminating the water impounded in the CX Pit lake (by 2007 September). If current dewatering operations cease and the Shear Zone water level raises above elevation 4689 water will again be impounded in the CX Pit.

The approved CX Pit final permanent closure plan predicted a final lake water elevation of 4790 amsl (albeit with some uncertainly in the prediction). The time to fill the pit lake to the predicted elevation is also uncertain and dependent on inflows to the Shear Zone from Granite Creek discharges to the A pit floor and subsequent infiltration to the Shear Zone following construction of the approved final permanent closure plan for the Granite Creek intermittent channel.

CX Pit lake hydrochemistry was predicted to be of good quality with arsenic being the main constituent of concern. The long term predicted arsenic concentration of 0.12 mg/l is below Aquatic Life Standards and the actual reported highest concentration during the period of Shear Zone recovery 2000-2005 was 0.083 mg/l (BMRR reference only standard of 0.05 mg/l).

A test treatment of CX Pit lake water in 2001 with 50% ferric sulfate solution was successful in reducing the arsenic concentration by 36%. This procedure can be repeated with similar or better results.

Water quality monitoring during recovery of the Shear Zone water level and subsequent lake recovery following cessation of mine dewatering in April 2006 through July 2007 reported mobilization of metals (aluminum, selenium) in the lake water as a result of contact with mineralized material backfilled to the bottom of the CX Pit.

In summary, permanent closure operations for the surface mining from 1998 to the present for the Pinson Mine, and resultant successes, present a perfect analog for anticipated final permanent closure operations resulting from ongoing underground exploration and development operations, and potential resumed surface mining in the Mag pit.

Current closure and reclamation financial sureties total approximately $1.5MM relative to all historic mining and current exploration and development operations. A triennial reclamation cost estimate update was prepared and submitted to BMRR and BLM for Pinson reclamation permit 0047 as required by April 1, 2009 and be again submitted as required in 2012.

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4.11	Potable Water System (PWS)

Atna is required to apply for a PWS permit in the event further underground and/or surface exploration, development and mining operations involving an ongoing presence onsite at the Pinson Mine involving ≥52,000 man hours. The requirement is based on the potential for onsite human contact with water via hand washing, showers and toilet facilities; not simply the potential for human consumption via drinking the water.

The application is submitted to, and permit granted by, the NDEP Bureau of Water Pollution Control (BWPC). The permit is for a Non Community Non Transient (NCNT) PWS. While Atna water supply wells provide good quality water, it is possible that a small chlorination system, and possibly a small system to treat the water supply to ensure that arsenic concentrations (which are below the previous Nevada Maximum Contaminant Level (MCL) for arsenic of 0.05 mg/l) meet the new PWS MCL of 0.01 mg/l. However, development of standards for mine site locations where background water quality exceeds MCLs is under consideration.

A Public Water System is required to have monthly, quarterly and annual monitoring with quarterly and annual reporting to BWPC. Monitoring and reporting must be performed by a Water Treatment Operator and/or a Water Distribution Operator who is in control and responsible for the PWS.

4.12	Storm Water General Permit

Atna is a permittee (Site ID MSW266) of a Nevada Mining Storm Water General Permit (MSGP). The permit authorizes discharge of storm water from the site subject to implementation and maintenance of Best Management Practices (BMP) to control the discharge. Triennial inspections are required for closed properties, and annual inspections are required for active projects with more frequent inspection required for construction sites within project property. The annual review and service fee of $200 is due July 1st and reports of annual inspections are due December 1st.

The Storm water General Permit is required for projects where storm water discharge may report to Jurisdictional Waters. While there are no Jurisdictional Waters at the Pinson Project, PMC was advised by legal counsel to consider participation in the MSGP program which provides a potential “permit shield” from possible USEPA oversight under the Clean Water Act. This advisement was provided to all Nevada mining operations where Jurisdictional Waters are not present, including all projects operated by affiliates of Barrick Gold of North America, Inc. Anta is now the permitee for these storm water permits.

4.13	Toxic Release Inventory (TRI)

PMC last filed a required Form R for Reporting Year 2001 as required under the TRI program administered by the NDEP Bureau of Waste Management (BWM). However, following the final shipment of gold ore from the historic surface mining and processing operation in 2001, PMC activity does not reach the statutory requirements which require reporting of releases to air, water and land under the TRI program.

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From RY2002 through RY2004 the onsite manpower presence was under the threshold for reporting; and from RY2005 through RY2008 Atna or PMC has not manufactured, processed or otherwise used chemicals requiring reporting under the TRI program.

Resumed surface mining and non-ore rock storage, and associated support services, for an operation that recovers ore for either onsite processing or transport for offsite processing will likely require in the least a threshold determination to guide TRI reporting requirements.

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5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY (ITem 5)

5.1	Accessibility, Infrastructure, and Local Resources

Access to the Pinson Mine is provided by a combination of paved interstate and state highway, and well maintained, unpaved private roads. Beginning in Winnemucca, travel east on Interstate 80 for 15 miles (24 km) and turn north at the Golconda exit. Proceed through Golconda to Nevada State Highway 789, and continue 16 miles (26 km) to a fork in the road and the end of the paved surface. The right gravel fork leads to the Ken Snyder Mine and the town of Midas. The Pinson Mine is located 4 miles (6 km) north along the left gravel fork, and the Getchell and Turquoise Ridge Mines are 7 miles (11 km) further up the road. The left fork terminates at the Twin Creeks Mine, 15 miles (24 km) north of the end of the pavement.

Winnemucca is the single urban population center in Humboldt County, boasting a population more than 17,000, and is the nearest significant source of mining personnel and resources for operations at the Pinson Mine. Winnemucca is a historic ranching community which grew to support regional large-scale mining following the discovery of several substantial gold deposits in the 1980s. A general aviation airport serves the local community, and a variety of logistical support is available from resident businesses. The active, relatively close-proximity Getchell/Turquoise Ridge and Twin Creeks mining complexes may provide an additional source of logistical support and skilled labor.

Existing infrastructure at the Pinson Mine site includes an office building, dry and warehouse facilities, and a lined stockpile area on surface. Over four thousand feet of underground workings have been completed and four deep de-watering wells were drilled and cased, one of which is currently being operated. Electrical infrastructure suitable for mine operations is installed and two re-infiltration basins and associated pipelines have been constructed to re-infiltrate water produced in mine dewatering into the valley aquifer. A second portal is collared and an underground equipment repair shop has been constructed. Landline telephone and DSL service are available at the project site. Cellular phone service is also available, but is dependent on the strength of receiving antennas, topography, and lines of sight.

5.2	Topography, Elevation, Vegetation, and Climate

The Pinson Mine is situated in the Great Basin region of the Basin and Range Physiographic Province. North-south mountain ranges and parallel intermountain basins characterize the area. The entire region is a closed drainage system with all the permanent streams flowing to interior "sinks" such as the Carson and Humboldt sinks, or interior lakes such as Pyramid and Walker. Elevations in the area range from about 4,000 feet above mean sea level in the basins, to over 9,000 feet in the surrounding ranges. The local terrain in the vicinity of the Pinson Mine is generally moderate.

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Local vegetation consists of mixed sagebrush, shrubs, and grasses. Sagebrush and shrub species include two varieties of sagebrush (big and low); three of rabbitbrush (rubber, green and low); bitterbrush; little leaf horsebrush; and desert peach. Grasses include Sandberg bluegrass, cheatgrass, Basin wild rye, wheatgrass, needlegrass, pepperweed, Russian thistle, halogeton, phlox, lupine, balsamroot and Indian paintbrush (BLM, 2001).

The climate in the project area is semi-arid, with little rainfall, low humidity, and generally clear skies. Based on data provided by the Western Regional Climate Center for the nearby Rye Patch Dam weather station, local average monthly temperatures range from about 43°F in January to around 94°F in July, and annual extremes range from -28°F to 111°F. Average annual precipitation is around 7.82 inches, and most precipitation falls as snow during the winter months. Winter and wet weather conditions occasionally limit access to the project site, but in general, mining operations may be conducted year-round on the Pinson property.

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6.	HISTORY (Item 6)

The Pinson property has been explored by a number of individuals and mining and exploration companies since the late 1930’s. The original discovery on the Pinson property was made by Clovis Pinson and Charles Ogee in the mid to late-1930s, but production didn’t occur until after World War II, when ore from the original discovery was shipped to and processed at the Getchell Mine mill. In 1949 and 1950, total production from the Pinson mine amounted to approximately 100,000 tons of gold ore grading approximately 0.14 ounces per ton (opt).

6.1	Cordex Syndicate Exploration and Development

The Pinson property remained functionally dormant from 1950 until 1970, when an exploration group known as the Cordex I Syndicate (John Livermore, Peter Galli and Rayrock Resources) leased the property from the Christison Family (descendants of Mr. Pinson and property owners), on the strength of its similarity to the Getchell property and structural position along the range-front fault zone bordering the Osgood Mountains. Following a surface mapping and sampling program in 1971, 17 reverse circulation drillholes were completed in and around the 1940’s era Pinson pit, confirming low-grade gold values. An 18th step-out hole encountered a 90-ft (27.4 m) intercept of 0.17 opt (5.8 g/t). This intercept was interpreted as a subcropping extension of known mineralization northeast of the original pit, and was the basis for delineation of what would become the "A" Zone at the Pinson property, a 60-ft by 1,000-ft shear zone. During the late 1970’s, the Cordex I Syndicate reorganized into a Nevada Partnership known as Pinson Mining Company (PMC), with Rayrock Resources as the project operator, and began production at the Pinson property.

Cordex Syndicate, and its successor, PMC, explored the property largely through mapping and geochemical sampling. There are three known mapping programs:

1.	A regional mapping program from Preble to Getchell by Pete Chapman in the late 1970s. The map has yet to be recovered from the Pinson property archives.

2.	A 1:6000 scale mapping program of the Pinson property in 1983. Portions of the map series have been located in Pinson property archives.

3.	A 1:2400 scale mapping program of the Pit areas through the active life of the mine. Portions of the map series have been located in Pinson property archives.

In addition, bench mapping in the pits occurred during mining, and was followed up by detailed 1:1200 scale maps of the A, B, C, CX, Mag, CXW, and Bluebell pits by Tom Chadwick in 2000. Chadwick’s maps were completed under the Homestake Mining/Barrick partnership agreement.

Several geochemical programs were completed by the Cordex Syndicate and PMC during early discovery of the Pinson Mine, throughout active mining, and by Homestake Mining Company. These are:

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1.	Cordex Syndicate took rock chip samples during ongoing mapping. A total of 737 samples were taken in this program. Samples were assayed consistently for gold, silver, arsenic, antimony, and mercury, with select samples also analyzed for lead, zinc, copper, and manganese. The dual programs of sampling and mapping were responsible for the discoveries of the Blue Bell and Felix Canyon pit areas (Thompson et al., 2000).

2.	Pinson Mining completed 6 float chip geochemical grids consisting of 8,756 samples. These grids cover the Mag deposit, and on strike to the south of the A and B pits.

3.	A biogeochemical study of sagebrush was run in the 1990s. Results from this study were inconclusive.

4.	312 additional rock samples and 273 additional soil samples were taken under the Homestake/Barrick joint venture program. These sample programs were completed on strike to the south of the existing pit areas, and to the west of the A, B, C, and CX pits, near the Granite Creek Tungsten Mine.

6.2	Pinson Mining Company Exploration and Development

PMC began developing the A Pit in 1980, and produced gold the following year. Production from the B Pit began in 1982. Step-out drilling in 1982-1983 to the northeast of the A Zone intersected two more discrete zones: the C Zone extending east-northeast from the A Zone and the CX Zone extending northeast from the C Zone. Step-out drilling northeast of the CX Zone in 1984 located an apparently independent fault system (striking north-northwest, dipping steeply east) that became the core of the Mag deposit, which went into production in 1987. PMC produced from the CX, CX West and Mag pits into the mid to late 1990s, until a combination of falling gold prices and erratic mill feed forced closure of the oxide mill in early 1998. Continued attempts to expand production of oxide ore failed, and all active mining ceased on January 28, 1999 (McLachlan et al., 2000).

6.3	Homestake-Barrick Exploration

In the 1990’s, Homestake Mining Company and Barrick Gold became 50%-50% partners in PMC through purchase of minority interests (McLachlan et al., 2000). Homestake and Barrick conducted an exploration program from 1996 to 2000 through PMC, expending some $12 million on the project. The joint venture explored the deeper feeder fault zones of the Pinson property, exploring for a large, high-grade gold system that would support a refractory mill complex. This work, while successful in identifying gold mineralization with underground grades, failed to identify a deposit of sufficient size to be of development interest to Homestake or Barrick, and the partners concluded the exploration program. Subsequent to that decision, in 2003, Barrick acquired Homestake Mining Company and drilled an additional three exploration drill holes.

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6.4	Historic Mineral Resource and Mineral Reserve Estimates

No known resource estimates have been published during this period.

6.5	Historic Production

Historically, the Pinson Mine was credited with gold production in excess of 1 million ounces, and less than 100,000 ounces of silver (Tingley, 1998). Barrick independently compiled a record of production and credited the Pinson mine property with production of 986,000 ounces of gold through 1999 (Table 6-1).

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Table 6-1 Pinson Property Production Summary

			Initial Reserves			Gold Produced (troy oz)
Deposit	Year of Discovery	Years in Production	Short Tons	Oz/Ton Au	Contained Ounces Au	Mill Ore	Leach Ore	References

Gold deposits of the Pinson Mining Company (PMC)
A	1963, 1971	1980 - 1985	2,500,000	0.108	270,000	369,753	83,469	Hill, 1971, PMC, 1993
B	1971	1982 - 1988	3,400,000	0.050	170,000	included	above	as above
C	1982	1988 - 1996	233,000	0.017	3,961	10,773	n/a	PMC, 1993, 1999
CX	1982	1990 - 1999	1,684,000	0.070	117,880	83,951	33,884	PMC, 1993, 1999
CX-West	1993	1994 - 1999			0	3,962	in CX	PMC, 1996, 1999
Mag (mill ore)	1984	1987 - 1999	4,300,000	0.080	344,000	301,255	n/a	PMC, 199 , 1999
Mag (leach ore)			2,300,000	0.030	69,000	n/a	59,741	Foster and Kretschmer, 1991, PMC, 1999
Felix	1972	1989 - 1992	355,000	0.030	10,650	1,133	11,641	PMC, 1993, 1999
Blue Bell	1972, 1983	1993 - 1994	228,000	0.072	16,416	17,014	1,085	PMC, 1993, 1999
Pacific	1984	1992 - 1993	130,000	0.048	6,240	4,939	2,607	PMC, 1993, 1999
Pinson Mine		08/1999 - 12/1999				0	2,141	PMC, 1999
Pinson Mine combined production					1,008,147	792,780	194,568	Total Pinson Mine Production 987,348 ounces gold

Prior gold production on PMC properties
Ogee and Pinson	1945	1949 - 1950					~10,000	Hill, 1971

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6.6	PMC (Barrick) Exploration

PMC (Barrick) elected to back-in to the project and re-earn an additional 40% interest (bringing Barrick’s interest to 70% and Atna’s to 30%) on April 5, 2006. PMC (Barrick) spent over $30 million on the project during the next three year period and completed its “claw-back” in early 2009. Their work included surface and underground diamond core drilling, reverse circulation rotary drilling, underground drifting, and surface infrastructure construction (rapid infiltration basins, mineralized material stockpile pad, underground electrical service upgrades, etc.). A new mining joint venture was formed in 2009 reflecting the project’s ownership with PMC (Barrick) owning a 70% interest in the venture and Atna owning a 30% interest. PMC, as the majority interest owner, was the operator of the joint venture.

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7.	GEOLOGICal SETTING and Mineralization (Item 7)

7.1              Regional Setting

The Preble, Pinson, Getchell and Twin Creeks mines are collectively referred to as the Getchell Trend and host several multi-million ounce Carlin-type gold deposits (Twin Creeks, Getchell, Turquoise Ridge).

The Pinson mining district is situated along the Getchell gold trend, on the eastern flank of the Osgood Mountains in the Basin and Range tectonic province of northern Nevada. Brittle extensional tectonics of the Basin and Range resulted in characteristic northerly-trending basins and mountain ranges throughout the state. Complexly thrust, Paleozoic marine sedimentary rocks exposed in the ranges (horst blocks) are commonly intruded by Cretaceous rocks. Both are intruded and capped by Tertiary volcanic rocks. A regional geologic map of the Osgood Range is presented as Figure 7-1.

The Osgood Mountains are underlain by Cambrian to Ordovician clastic and carbonate sediments, which were deposited on the rifted western margin of the North American Craton during the breakup of the supercontinent Rodinia. These sedimentary units are intruded by the Cretaceous Osgood granodiorite stock and a series of temporally-related dikes and sills. A significant thermal metamorphic aureole surrounds the stock. A representative stratigraphic section is presented as Figure 7-2.

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Figure 7-1 Regional Geological Map

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Figure 7-2 Regional Stratigraphy

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7.2	Local Geology

The geologic setting of the Pinson deposit is characterized by Cambrian to Ordovician sedimentary stratigraphy, Cretaceous plutonism, and high-angle, brittle structural deformation. Gold mineralization is primarily hosted by fine grained marine sedimentary rocks which overly a large stock of Cretaceous granodiorite.

The fault block represented by the Osgood Mountains is capped by Miocene andesitic basalt, and is surrounded by Quaternary alluvial gravel-filled, fault bounded basins. The mountains generally trend northeast, though the east flank of the range trends north-south in the vicinity of the Pinson property. Cambrian to Ordovician clastic and carbonate sedimentary rocks of the Pinson property are intruded by the Cretaceous Osgood granodiorite stock. These stocks created large, thermally metamorphosed aureoles with several tungsten-bearing skarns. The lowest stratigraphic units preserved against the granodiorite contact are the Cambrian Preble phyllitic shales, limestone interbeds, and various hornfeldsed sediments. These rocks are overlain by a thick package of Ordovician sedimentary rocks of the Comus Formation and folded into a broad, north plunging anticline. The west flank of this anticline has been overthurst by deep-water siliceous shales and cherts of the Ordovician Valmy Formation, while in the core and scattered localities on the east side of the Osgood range sands and conglomerates of the Battle Formation and limestones of the Etchart Formation lie unconformably on, or are in fault contact with, these older folded rocks.

A second structural trend exists along the northwest and southern flanks of the Osgood Mountains. This event displaces Mississippian volcanics and Pennsylvanian shales, marking the Golconda and Humboldt thrusts. Later, extension occurred during the Tertiary, and Tertiary rocks consist of older rhyolitic tuffs, Miocene basalt, andesite flows, and younger basalt flows.

In the Pinson area, the Cambrian-Lower Ordovician Preble phyllites, Ordovician Lower and Upper Comus, and the Cretaceous granodiorite stocks are part of the Osgood Mountain terrain. This terrain also includes the structural block cored by Precambrian/Cambrian Osgood Mountain quartzite in the southern Osgood Mountains. This terrain extends northward, from Preble through Pinson to the Getchell mine area. Further northeast, at the Turquoise Ridge and Twin Creeks Mines, the Upper Comus is additionally overlain by a local assemblage (Twin Creeks Member) of calcareous shales intruded by numerous mafic sills.

The Comus Formation is the primary host rock for gold mineralization at the Pinson deposit. The lowest units of the Comus Formation are medium to massive bedded, micritic limestones. The middle portion of the Comus Formation is dominated by mixed limestone-shale interbedded sequences, and the upper Comus Formation is generally composed of non-calcareous to mildly calcareous shales with minor limy interbeds.

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From youngest to oldest, the units of the Osgood Mountains (Figure 7-2) are:

Quaternary

•	Qal/Qb – Alluvium and basalt

Tertiary

•	Tba – Olivine basalt
•	Tba – Andesite and basalt flows. Dark green to black aphanitic and weakly porphyritic flows, flow breccia
•	Tr – Rhyolitic tuffs. Pumice, welded, reworked tan to white
•	Tcg – Conglomerate. Chert, shale, rhyolite clasts in sandy matrix
•	Dacite Dikes
•	Andesite Dikes

Cretaceous

•	Kgd – Granodiorite, quartz diorite. Equigranular, medium grain intergrowths of feldspar, quartz, biotite, and hornblende

Permian/Pennsylvanian

•	PPfc – Farrell Canyon Formation. Interbedded sandstone, chert, shale, siltstone with minor volcanic flows and pyroclastics. Chert, interbedded with sandstone composes up to 50% of unit
•	PPa – Adam Peak Formation. Chiefly shale and siltstone with 40-60% dolomitic sandstone and chert. Shales and siltstones are dolomitic. Unit contains 2-3% phosphate.
•	PPe – Etchart Limestone. Limestone, sandy limestone, dolomite. Lower portion is sandy limestone with local pebble conglomerate. Upper portion is pure limestone with interbedded dolomite and sandy dolomite. Minor calcareous shale.

Pennsylvanian

•	Pb – Battle Formation. Poorly bedded, poorly sorted boulder and pebble conglomerate with coarse-grained sandstone and minor limestone clasts composed of Osgood Quartzite and chert in a shaly to sandy matrix.

Mississippian

•	Mg – Goughs Canyon Formation. Interbedded basic volcanic rocks and coarse fossiliferous limestones. Volcanic rocks are fine grained plagioclase/pyroxene breccias, pillows, flow rocks. Limestones are coarse grained, fossiliferous with variable amounts of volcanic fragments.

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Ordovician

•	Ov – Valmy Chert. Chert, shale, quartzite, volcanics (greenstone). Interbedded chert and shale with quartzite greenstone bed on east side of the Osgood Mountains, interbedded with shale and minor limestone. Quartzite dominant in lower portion and chert, shale in upper portion.
•	Oc – Comus Formation. Alternating sequence of limestone, shale, and dolomite. Distinctive tuffaceous shales and tabular intraformational conglomerate.

Cambrian

•	Ch – Harmony Formation. Feldspathic sandstone with pebble conglomerate and interbedded shale. Light olive brown, red, reddish green. Paradis Valley Cherts are separate, but mapped with the Harmony Formation.
•	Cp – Preble Formation. Dominantly phyllitic shale. Light olive to brown. Upper part contains thin interbeds of limestone rhythmically bedded with shale.
•	Com – Osgood Mountain Quartzite. White, gray, light brown, purple brown to green gray, medium to thick-bedded quartzite. Strongly cross-bedded and local strong hematite. Contains Twin Canyon Member. Impure quartzite, silty sandstone, phyllitic shale.

7.3	Project Geology

The Pinson Mine site lies on the east flank of a large stock of Cretaceous granodiorite that cores the southern part of the Osgood Mountains (Figure 7-3, Mine Site Geology). Sediments peripheral to the east side of the stock dip moderately to steeply southeast, east, and northeast, depending on their position relative to the stock. The lowest stratigraphic units preserved against the granodiorite contact are Cambrian Preble phyllitic shales, limestone interbeds, and various hornfels sediments. These are overlain by a thick package of Ordovician Comus sediments with certain members containing a significant carbonate component. At the Pinson Mine site, the lowest parts of the Comus are medium to massive bedded, micritic limestones; the middle portion is dominated by mixed limestone shale interbedded sequences, often combined with local debris flows; and the upper Comus is characterized by mildly- to non-calcareous shales with only minor limy interbeds.

The Comus Formation has an enigmatic depositional relationship to the underlying Preble Formation. It is routinely believed to be conformable or depositional, but at the Pinson Mine the contact is often faulted and subparallel to the envelope of the Range Front fault system that juxtaposes the Preble against either the Cretaceous intrusion or the Ordovician Comus Formation sediments.

The Cretaceous granodiorite stock, emplaced at 90-92 Ma (Groff et al., 1997, cited in McLachlan et al., 2000) has created an irregular, contact metamorphic aureole extending up to 10,000 feet (3,000 m) from its perimeter. The effects on the metamorphosed sedimentary section vary by lithology and distance:

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•	Much of the Preble section is hornfels;
•	The Upper Preble in particular is converted to a maroon, biotite-cordierite hornfels;
•	The Lower Comus is commonly calc-silicated (converted to wollastonite, garnet, and locally idocrase);
•	The Upper Comus may be converted to chiastolite hornfels.

A major feature to the south of the mine area proper is the Pinson Anticline. The anticline strikes northeasterly and plunges moderately to the northeast. Numerous subordinate folds exist to the northwest towards the Pinson Mine area and the sedimentary section is profoundly folded within the mineralized zones and adjacent to the Cretaceous intrusion. The Pinson Anticline is cored by the Cambrian Preble and flanked on the northwest and southeast by sediments of the Ordovician Comus Formation (Figure 7-3).

The most important structural feature of the Pinson Mine area is the network of faults that borders the escarpment marking the southern and eastern edge of the Osgood granodiorite. This fault system has been interpreted as a network of short, straight segments that collectively accommodate several thousand feet of displacement while making a 50 degree bend around the southeast corner of the granodiorite stock. The fault system is divided into three structural and stratigraphic mineralized zones. Each zone is defined by a major structure dissecting the Pinson deposit and are referred to as the Range Front, CX and Mag Zones (Figure 7-3). Sedimentary rocks near this curvilinear system generally dip steeply away from the contacts of the granodiorite.

The relation of the Range Front, CX, and Mag Zones to Pinson stratigraphy may be characterized as follows:

7.3.1	Range Front Zone

The Range Front zone is interpreted as series of northeasterly trending subordinate faults making up a broad and persistent zone of extensive shearing and brecciation along the Range Front fault. The Range Front zone involves all lithologies within the Pinson property including the Cambrian Preble, Ordovician Comus, as well as the Cretaceous granodiorite.

7.3.1.1	Range Front Fault

The Range Front fault is most often the contact between the Cambrian Preble and Ordovician Comus in the Range Front Zone. The contact along the Range Front fault displays brittle and ductile deformation characteristics. The Range Front fault strikes N20°E to N30°E and dips listrically to the southeast at 55° to 65°.

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7.3.1.2	CX West Fault

The CX-West fault trends N70°E from the southern portion of the exposed granodiorite. The CX fault has down-dropped stratigraphy significantly to the north. The CX-West and several other northeast trending structures may be conjugate accommodation structures that link the main northerly trending faults along which the major dip-slip faulting occurred. The intersection of the main northerly trending faults and the northeast trending subordinate faults are a key control on mineralization.

7.3.1.3	Linehole Fault

The northerly trending Linehole fault (also known as the Ogee Fault) cuts both the Upper and Lower Comus and is near vertical. Drilling indicates the Linehole fault is intersected and cut by the CX-West fault. This intersection is known as the Ogee zone, and represents significant mineralization. Drilling suggests the Linehole fault is offset slightly to the east on the north side of the CX-West fault.

7.3.1.4	Adams Peak Shear

The Adams Peak Shear was identified in the underground workings and occurs mostly in the Upper and Lower Comus. The shear represents multiple structures stemming vertically from the Range Front fault that create a brittle broken area of rock. This structure has not been encountered to the south of the CX West fault, and its northeasterly extent is unknown.

7.3.1.5	Otto Stope Fault

The Otto Stope structure was identified in the underground workings, and what is known about the structure is found in the Upper Comus shales in the underground workings and in core holes in the Lower Comus limestone. The Otto Stope structure is a near vertical northeast trending fault. This structure has not been encountered to the south of the CX West fault and is believed to intersect the northern extension of the Linehole fault.

7.3.2	CX Zone

The CX Zone is comprised of the dominant CX fault and a series of northeasterly trending subordinate faults or fault splays. The CX Fault is the primary mineralizing feature developed by PMC in the CX open pit.

7.3.2.1	CX Fault

The CX fault is a complex zone of brittle fracturing cutting both the Upper and Lower Comus Formation. In the CX pit, the CX fault juxtaposes the Upper Comus shales against the limy beds of the Lower Comus. The CX fault strikes approximate North 35° to 45° east and dips to the southeast at 55° to 65°. Relative movement on the fault is dip slip with the southeastern side downthrown. Displacement distance along the fault is currently unknown. The CX fault was an important hydrothermal fluid conduit and the focus of gold mineralization within the CX pit and is the primary high-grade gold control for the CX fault.

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7.3.2.2	SOS Fault

The SOS fault is a near-vertical structure trending northeast from the CX fault. The SOS fault is a hanging wall branch of the CX fault and runs through the CX pit.

7.3.2.3	CX Fault Hanging Wall Splays

Two near-vertical faults are mapped in the CX pit. These faults are hanging wall splays of the CX fault, and extend southward to the SOS Fault.

7.3.2.4	CX Fault Foot Wall Splay

The CX fault foot wall splay is encountered at depth in drilling and is sub parallel to the CX fault. This fault is assumed to be a splay of the foot wall of the CX fault, but little is known geologically about the intersection of the faults.

7.3.2.5	SOS Dike

The dike is a structure that parallels an interpreted Tertiary dike found in the CX pit. It strikes approximately N70E and is near-vertical. The intrusive dike likely follows a structural zone of weakness that parallels the SOS fault.

7.3.2.6	SOS Cross Fault

The SOS Cross fault strikes approximately N20E and is near-vertical. The narrow structure extends from the foot wall of the SOS fault to the SOS Dike to the south.

7.3.3	Mag Zone

The Mag Zone is defined by a single fault known as the Mag fault. It represents a broad zone of alteration that is sub parallel to the Mag fault. The Mag fault trends to the north-northwest and dips easterly. The offset of the Mag fault is assumed to down-drop the Upper Comus Shale along the eastern extent of the Pinson anticline.

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Figure 7-3 Pinson Geology and Structural Map

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7.4	Mineralization

Past production at the Pinson Mine focused solely on oxidized gold ore amenable to open pit mining. Oxidation is extensive in the CX-fault system, affecting the entire length of the structural zone and penetrating up to 1,800 feet in depth. The oxidation process generated pervasive goethite, hematite, and other iron and local arsenic oxides. Oxidation is variably developed in the Range Front fault, but is significantly less extensive along the CX fault. Within the Ogee zone, pervasive oxidation is limited to mineralization above the 4,700-foot level and is variably mixed oxide/sulfide to the base of current drilling at 3,600 feet in elevation (approximately 1,400 feet below the surface).

As in other Carlin-type gold systems, gold mineralization at Pinson is associated with decalcification and localized silicification (jasperoid) along major structural zones that served as primary hydrothermal fluid conduits. Within gold mineralized lithologies, carbonate has been driven out of the matrix of the siltstones and silty limestones, but may be present as late-stage veinlets filling brittle fracture sets. Clay minerals and possibly sericite are associated with the most intensely mineralized material, but identification in hand specimen is difficult due to the ultra-fine grain nature of the minerals.

Sulfide minerals are pervasively associated with the gold mineralizing event and consist of two stages of pyrite development: a low gold grade pyrite, and a high gold grade arsenian pyrite. In hand specimens, gold-bearing pyrite is a dull brassy to black color and extremely fine-grained. Remobilized carbon may be associated with the pyrite (where unoxidized), giving the pyrite a “sooty” appearance. Gold is primarily contained in pyrite, or found as rims around fine pyrite grains (Wallace and Wittkopp, 1983, Foster, 1994). Detailed geochemical analysis suggests there is a positive Au-Hg (and weaker Au-As) correlation, as well as a negative Au-Ba association, which is preserved in the unoxidized environment (Foster and Kretschmer, 1991). No other major elements (Pb, Zn, Cu, Mo, F) show any positive or negative relation to gold. The only other visible sulfide species identified and directly associated with high-grade gold mineralization at the project is realgar.

Host rocks for gold mineralization at Pinson comprise a sequence of interbedded shale, siltstone, and limestone of the upper and lower Comus Formations of Ordovician age. These rocks are exposed in outcrop and mine pits along the east flank of the Osgood Mountains. The upper Comus (“Ocus”) is a gently east-dipping complex consisting of black carbonaceous shale interbedded with varying, but minor, amounts of calcareous siltstone and silty limestone. The upper Comus serves as the primary host rock in the Mag Zone and is mineralized within the A, B, C, CX and CX-West pits and within portions of the Range Front Zone.

Beneath the upper Comus lies a thick package of rocks assigned to the lower Comus (“Ocl”). The lower Comus consists of a sequence of interbedded shale and limestone in roughly equal proportions near its top with a gradually increasing carbonate component towards its base. Within the lower Comus interbedded shale/limestone unit, there are large irregular pods of contact-metamorphosed carbonates, ranging from nearly pure marble to garnet-epidote skarn to calc-silicate, wollastonite ± idocrase dominated rocks. The lower Comus hosts the overwhelming majority of the higher grade resources currently delineated at the project.

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Finally, the lowest and oldest defined stratigraphic unit at Pinson is the Cambrian Preble, typically a maroon-colored, hornfeldsed phyllite in the mine area. The Preble is a very poor host rock, but does contain local gold mineralization where intensely brecciated and positioned adjacent to major hydrothermal fluid conduits.

In all three zones Figure (7-3), several stratigraphic and structural features apparently play key roles in the localizing gold mineralization: high-angle fault zones, host stratigraphy, and the pre-mineralization metasomatic alteration of calcareous sections of the upper and lower Comus Formations.

7.4.1	Range Front Zone

The Range Front Zone mineralization is characterized by a series of discontinuous occurrences of pervasive argillization and decalcification of the host rock. Silicification is relatively minor with calcite bordering the fault zones. Karst and dissolution breccias are particularly receptive to hosting mineralization and are developed both along bedding and structural intersections, primarily within the Lower Comus. The most prolific dissolution breccias form at the intersection of the CX West and Linehole faults, creating a near-vertical, pipe-like ore shoot identified as the Ogee zone. Mineralization within the Ogee zone occurs in a strongly iron oxide stained, decalcified limestone-siltstone dissolution breccia within the lower Comus Formation.

The shape of the dissolution breccias is highly irregular with both stratigraphic and structural controls. The Ogee zone appears to have the greatest internal continuity and has dimensions of approximately 350 feet along strike, 600 feet of vertical extent and averages 30 feet in width.

7.4.1.1	Range Front Fault

The structural zone confining the mineralization extends along the strike length of the Range Front fault for approximately 4,000 feet and down dip 3,000 feet with an average thickness of 100 feet.

7.4.1.2	CX West Fault

The structural zone confining the mineralization extends along the strike length of the CX-West fault for approximately 3,000 feet and down dip to its intersection with the Range Front fault with an average width of 100 feet.

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7.4.1.3	Linehole Fault

The Linehole fault system is divided into the Linehole North fault and the Linehole fault. The Linehole North fault is the extension of the Linehole Fault to the north of the intersection with the CX-West fault. The Linehole fault is the extension to the south of the intersection with CX-West fault. The total mineralized strike length is approximately 4,500 feet and extends down dip to its intersection with the Range Front fault with an average thickness of 15 feet.

7.4.1.4	Adams Peak Shear

The structural zone confining the mineralization extends along strike for approximately 1,500 feet and down dip to its intersection with the Range Front fault with an average width of 125 feet.

7.4.1.5	Otto Stope

The Otto Stope extends for approximately 2,000 feet along strike between the CX-West fault and Linehole North fault, and down dip to its intersection with the Range Front fault with an average thickness of 10 feet.

7.4.2	CX Zone

The CX Zone mineralization is characterized by a series of discontinuous occurrences of pervasive argillization and decalcification of the host rock. Silicification is relatively minor with calcite bordering the fault zones. Karst and dissolution breccias are particularly receptive to hosting mineralization and are developed both along bedding and structural intersections, primarily within the Lower Comus. The dissolution breccias formed in the CX Zone are much more structurally controlled and mimic the shape of the individual faults identified.

7.4.2.1	CX Fault

The CX fault is continuous zone of mineralization with a strike length of approximately 4,500 feet with drill holes intercept over 1,300 feet down dip and thicknesses ranging from 10 to 100 feet.

7.4.2.2	SOS Fault

The SOS fault strike length is 1,400 feet and extends down dip to its intersection with the CX fault and has an average thickness of 10 feet.

7.4.2.3	CX Fault Hanging Wall Splays

The CX Fault Hanging Wall Splays extend between the CX fault and the SOS fault for approximately 500 feet and extends down dip to their intersection with the CX fault and average a thickness of 15 feet.

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7.4.2.4	CX Fault Foot Wall Splay

The CX fault foot wall splay is approximately 500 feet along strike, 750 feet down dip, and has an average thickness of 20 feet.

7.4.2.5	SOS Dike

The dike structure extends along strike for approximately 2,700 feet and extends down dip to its intersection with the CX fault with an average thickness of 15 feet.

7.4.2.6	SOS Cross Fault

The SOS Cross fault strikes between the SOS fault and the SOS Dike for approximately 700 feet, extends down dip to its intersection with the CX fault with an average thickness of 5 feet.

7.4.2.1	South

A more disseminated area of mineralization is found at the southern extent of the CX fault (South domain). This mineralization is hosted in carbonate-bearing argillites and shale of the upper Comus Formation. Mineralization is oriented subparallel to the CX fault and appears to follow the contact between the upper and lower Comus formations.

7.4.1	Mag Zone

The Mag zone is east of the CX and Range Front Zones is hosted in carbonate-bearing argillites and shale of the upper Comus Formation. Mineralization is oriented north-northwest, subparallel to the Mag Fault zone and dips moderately to the northeast along bedding. Higher grade zones are concentrated along high angle northwest- and northeast-trending faults. Mineralization in the Mag deposit is more disseminated in character than the Range Front, CX, and Ogee zones, due in large part to the lower degree of thermal metamorphism of the carbonate bearing siltstones and shales which host the mineralization.

7.5	Alteration

Alteration represented by silicification, decalcification, secondary pyrite, and introduced carbon, and is enhanced along structural conduits and within reactive host lithologies. Primary alteration mineralogy associated with gold deposition has been affected by Quaternary oxidation, with or without the development of clay fracture-fillings and veinlets.

The alteration suite at Pinson displays features common to other Carlin-type, sediment-hosted mineralized systems. Historical accounts of the Pinson Mine (McLachlan et al., 2000) describe alteration found along the CX and Mag faults.

In the CX Zone along the strike of the CX fault, which includes the A, B, C, CX and CX-West pits, gradational changes in the style and intensity of alteration were observed. Beginning in the southwest, the B Pit was noted as a faulted interface between carbonates and argillites, with gold deposition occurring in weakly silicified and kaolinized fractures along the structure. Nearby, the A Pit was dominated by the development of gold-rich jasperoid (silicified limestone-dominant rocks); within it, arsenian pyrite contained inclusions of <5 micron free gold. Accessory minerals were chalcedony, kaolinite, marcasite, pyrite and sericite. Further northeast, the C Pit hosted ore in decalcified carbonates cut by small cross-faults.

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The CX Fault Zone, mined in the CX Pit, is characterized by a swarm of subparallel fault strands containing irregular silica-pyrite replacements along narrow zones of carbonate. Silicification is more prevalent here than in the Range Front Zone. A large volume of the adjacent hanging wall carbonate-bearing siltstone is thoroughly decalcified, but barren. Argillization and calcite veining occur in and adjacent to the fault zone. In many instances, the fault breccia matrix has been completely argillized (Kretschmer, 1983). A deep core test undertaken in 1993 (DDH-1541) encountered a leached, gold-bearing zone containing marcasite, arsenopyrite, and traces of cinnabar, realgar, stibnite, sphalerite, galena and native arsenic (Kretschmer, 1983). The CX West Pit was focused on the CX-West fault that trends N70°E ~ 600 feet west of the CX fault and hosted ores extracted from the faulted contact zone separating lower, calc-silicated Comus carbonates from upper Comus argillites.

Mineralization within the Mag Pit developed near the projected intersection of the north-northwest trending Mag Fault and the northeast trending CX fault. Calcareous argillite and shale were preferentially mineralized relative to pure argillite and calc-silicates. The dominant alteration elements were total decalcification and leaching of the carbonate host, accompanied by extensive argillization. While not a dominate alteration characteristic of the Pinson mine property, pervasive silicification has locally healed fault gouge and breccias, producing jasperoid in the leached rock, and has replaced undisturbed rock adjacent to the silicified structures.

The Range Front fault zone, in contrast to the CX-related system, displays pervasive argillization and decalcification of the host rock in addition to development of dissolution collapse brecciation and intense shearing. Where strongest, the zones consist of punky, spongy decalcified limestone in an argillically altered shaley, silty, carbon-rich matrix. White and green clay fracture- and void-fill veinlets and patchy clay zones occur, giving the rock a mottled appearance. Silicification appears minor and occurs as a broad overprint or as altered clasts in breccia zones. Calcite veining is prevalent throughout the system but is strongest along the margins of the Range Front fault envelope.

Mineralized core holes in both the CX and Range Front zones encountered alteration features typical of historic Pinson mining experience and Carlin-type systems.

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8.	DEPOSIT TYPEs (Item 8)

8.1	Sediment-hosted, Carlin-type Gold System

Pinson gold mineralization is typical of Carlin-type, sediment-hosted, epithermal gold deposits. Carlin-type mineralization was first recognized in discoveries in east-central Nevada in the early 1960s, such as the Carlin Mine. Similar deposits had been mined prior to the 1960s (for example Getchell, first mined in the 1930s, and Gold Acres), but the 1960’s discoveries and the recognition of the gold endowment they represented prompted the opening of more than 100 mines, which produced roughly 200 million ounces of gold and established a leading position in world gold production for the State of Nevada (Cline, 2004, p. 1).

Carlin-type gold deposits display the following general characteristics:

•	Gold occurs primarily as ionic substitution or micron-sized particles, often in arsenian pyrite, locally termed “sooty pyrite”.

•	Gold is hosted primarily by silty limestone to calcareous siltstone lithologies near major high-angle structural zones that provided conduits for hydrothermal fluid flow.

•	Gold mineralization is concentrated in structural traps and/or replacement horizons of reactive and permeable sedimentary beds.

•	Subtle alteration dominated by decalcification and argillization of the host rock, and accompanied by selective silicification forming jasperoid and carbon flooding.

•	“Gangue” (non-economic) minerals, including calcite (calcium carbonate), siderite (iron carbonate), and ferroan-dolomite (iron-bearing calcium-magnesium carbonate) , occur as geochemical fronts beyond the mineralized zones at many deposits, but are not ubiquitous.

•	The “pathfinder” elements antimony, arsenic, and mercury occurring in the minerals stibnite, orpiment, realgar, and cinnabar, are often spatially associated with gold mineralization.

•	Dikes, although not ubiquitous, are directly related to mineralization at some deposits (Getchell, Goldstrike, Meikle, Jerritt Canyon) and occupy many of the mineralized fault zones in the deposits.

•	Less commonly, dissolution collapse breccias host Carlin-type gold mineralization.

Mass-balance calculations of plausible chemical reactions in individual deposits have led to a belief that fluid-wallrock interactions and sulfidation of reactive iron are important deposit-scale mechanisms of mineralization. Although these chemical features are well-documented (Hofstra and Cline, 2000; Stenger et al., 1998), the underlying reasons for them are not well understood.

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Other than the association of gold and arsenian pyrite, features of Carlin-type systems do not seem to be characteristic of a particular process, such as banded veins in epithermal systems, that would tie into a genetic explanation for the occurrence of the system (Seedorff and Barton, 2004). Carlin-type deposits require sources of heat, gold, sulfur, and iron; a means of fluid transport; and reactive rocks. There are numerous occurrences of telescoped, overthrust sections, both older-over-younger and younger-over-older, which place potential mineralization source and host rocks in a variety of complex structural and stratigraphic settings. Large regional structures cutting through these sections create contacts, faults, and shears that serve as pathways for circulation of hydrothermal fluids and create a variety of traps for metalliferous fluids. Reactive rocks exist over a large area of east-central Nevada, as explained earlier in the general review of Paleozoic stratigraphy, which promote sulfide and gold precipitation as hydrothermal fluid chemistry is altered.

The heat source remains enigmatic. Both major magmatic and metamorphic events have been discounted by many workers as there seems to be no direct age relationship to major stocks, and regional metamorphism would have likely occurred in the Late Cretaceous or Earliest Tertiary when plate collisions, underthrusting of continental slabs, and crustal-thickening events were active. Two hypotheses are gaining acceptance:

1.	Regional Eocene magmatism may have been a major source of thermal energy throughout the Carlin-type province (Johnston and Ressel, 2004);

2.	Basinal mechanisms, which rely on the onset of Basin-Range extension to create crustal permeability, could have facilitated the widespread circulation of heated meteoric water (Seedorff and Barton, 2004).

Igneous and radiometric evidence lends support to both of the above hypotheses. Tertiary dikes associated with mineralization have recently been recognized at many of the deposits, and a significant number of deposits have been dated at 39-42 Ma (Arehart et al., 2003).

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9.	EXPLORATION (Item 9)

Geologic mapping, geochemical sampling, and drilling exploration on the Pinson property have succeeded in identifying approximately 1 million ounces of gold in several deposits exploited by open pit mining methods. Geophysical exploration conducted in conjunction with expansion programs along strike of known mineralization, and as a grass-roots application to locate new mineralized zones, has met with only limited, if any, success. Additional detailed discussion of exploration work carried out by previous operators is presented in Section 6 of this report.

Atna Resources began project planning during July 2004 and began drilling at the Pinson property in August 2004 after the execution of the earn-in agreement with PMC on August 12, 2004. Atna’s work continued through April 2006. Atna vested in its 70% interest by completion of $12 million in exploration and development expenditures and completion of a preliminary economic evaluation of the project’s resources.

9.1	Geologic Mapping and Geochemical Sampling

9.1.1	Geophysics

Numerous geophysical surveys have been conducted during the course of activity at Pinson, including regional and detailed surveys. Regional surveys include gravity and aeromagnetics. Detailed surveys were mostly electromagnetic in nature and include IP, EM, MT, and CSAMT surveys. A brief summary includes:

1.	Airborne EM and magnetics by the USGS at ¼ mile spacing throughout much of the Getchell Trend.

2.	Ground based magnetics covering the CX zone completed in 1970 by the Cordex Syndicate.

3.	Regional gravity surveys, both public and private, compiled by Homestake Mining Company in 1997.

4.	Ground-based magnetic survey at the north edge of the Mag pit completed in 1998 by Homestake Mining Company.

5.	Several generations of AMT (EM, IP, CSAMT) completed by PMC.

6.	Several CSAMT lines completed by Homestake Mining Company in 1998 to 2000.

7.	Several EM lines completed by Homestake Mining company in 2000.

8.	In October 2006, Magee Geophysical Services, LLC of Reno, Nevada was contracted to acquire a detailed gravity survey over the Pinson property. A total of 2,587 new gravity observations were acquired with ~ 100m station spacing. Figure 9-1 shows the location of the gravity survey. Results were interpreted by Barrick in 2007 and used to target exploration drilling in 2007 and 2008.

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Technical reports and data sets are available for these surveys. No interpretive reports have been located. The geophysical surveys previously completed in the project area have not been utilized by Atna as part of its exploration efforts to define mineralization associated with the CX and Range Front mineral zones.

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Figure 9-1 October 2006 Gravity Survey

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9.1.2	Underground Drifting / Evaluation

Commencing in May 2005, Small Mine Development of Boise, Idaho, was contracted by Atna Resources to drive exploration drifts, crosscuts and develop drill stations to carry out Atna’s further evaluation of the Range Front resource area. T The Range Front and CX resource areas were outlined in Atna’s initial program and covered in detail in an NI 43-101 Technical Report entitled “Technical Report on the Pinson Gold Property, Humboldt County, Nevada (April 2005, revised December 2005). Atna updated the resource and filed an updated Technical Report on SEDAR in June 2007 reflecting all work completed during its work from 2004 through 2006 (Updated Technical Report on the Pinson Gold Property, Humboldt County, Nevada, June 1, 2007).

The underground work developed 1,988 feet of 14-foot by 16-foot adit, 378 feet of decline, and six diamond drill stations. A small minability test was carried out on the new Ogee zone to evaluate the potential conditions of future stopes extracting about 400 tons of material. In general the test showed the possibility of drift and fill as a mining method.

Drifting encountered two rock types with variable rock quality and stability underground. The primary lithology encountered is the lower Ordovician Comus Formation limy sequence. This unit is variably metasomatized to marble, wollastonite, garnet and idocrase and is also the principal host unit for gold mineralization at the Pinson property. Where cut in the underground workings, this unit is very competent and has a very high stability in both the ribs and back of the workings. The second lithologic unit encountered is the upper Ordovician Comus Formation shale sequence. This rock unit ranges in rock quality from good to very poor. The majority of the upper Comus shale is moderately competent requiring some ground support in the back and along the ribs. However, where the shale is cut by late pre-mineral and/or post-mineral faults, the ground conditions degrade rapidly and ground support is required in areas of extensive shattering of the shale by high angle faulting.

The vast majority of the mineralization outlined in Atna’s work, including the Ogee zone mineralization, is hosted in the lower Comus limy sequence where ground conditions were found to be good to excellent. Test mining of the Ogee zone, where mineralization crossed the adit, successfully extracted several rounds of muck requiring little or no ground support. A total of 300 to 400 tons of mineralized material were removed from a 14-foot by 16-foot drift and stockpiled for later processing. The small test mining effort indicates that a portion of the mineralization is likely to be able to be mined by open stope methods rather than drift and fill which, if used in practice, will significantly reduce mining costs within the Ogee zone.

Mineralization within the Ogee zone at the adit level (4780-foot level) is hosted by decalcified siltstone and shale of the lower carbonate rich section of the Ordovician Comus Formation. The rocks are locally brecciated by both faulting and karst development along and adjacent to the high-angle fault zones which focused mineralizing fluids. Gold mineralization is associated with strong iron oxide after pyrite and elevated arsenic after realgar and arsenian pyrite. Gold values in continuous channel samples in the adit ribs returned weighted average assays of 0.682 oz/ton gold over 34 feet from the north rib and the 0.470 over 35 feet from the south rib.

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Ground conditions in the Range Front zone were not evaluated during this phase of drifting; however, ground conditions within the Range Front zone are anticipated to be similar to those present at the Getchell Mine to the north and are expected to be exploitable by underhand drift and fill stoping methods. In 2008, roughly 693 feet of new development drifting was constructed and significant geologic data was acquired.

Muck samples were collected as mining advanced through projected fault zones. Muck samples were assayed by the Barrick lab at Turquoise Ridge. The 0.005 opt wire frames created for the October, 2008 resource evaluation were used as a guide for stockpiling and sampling rounds. No underground mineable grades were established by these samples as the highest gold value returned from these samples was 0.034 opt.

9.1.3	Trenching and Channel Sampling

Atna took underground channel samples of 14 ribs in the Ogee zone, as summarized in Table 9-1, and collected an additional 74 rib and face samples that were sent out for assay. Assays from these samples indicate that no ore-grade mineralization was mined except where the main drift passed through the Ogee zone on the 4770 elevation.

Table 9-1 Ogee Zone Channel Sample Assays

OGEE ZONE CHANNEL SAMPLE ASSAYS
Sample No.	From (feet)	To (feet)	Length (feet)	Gold oz/ton (gram/tonne Au)
NORTH RIB
RFUG-055	76	81	5	0.144 (4.94)
RFUG-056	81	85	4	0.445 (15.26)
RFUG-059	85	88	3	0.274 (9.39)
RFUG-061	88	93	5	1.448 (49.65)
RFUG-063	93	97	4	0.176 (6.03)
RFUG-064	97	101	4	0.739 (25.34)
RFUG-067	101	110	9	0.996 (34.15)
Weighted Average			34	0.682 (23.38)
SOUTH RIB
RFUG-081	77	80	3	0.106 (3.63)
RFUG-082	80	83	3	0.065 (2.23)
RFUG-083	83	93	10	1.082 (37.10)
RFUG-084	93	96	3	0.894 (30.65)
RFUG-086	96	99	3	0.355 (12.17)
RFUG-087	99	107	8	0.028 (0.96)
RFUG-088	107	112	5	0.228 (7.82)
Weighted Average			35	0.470 (16.11)

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10.	DRILLING (Item 10)

10.1.1	PMC Drilling 1970 to 1996

Most holes drilled by PMC between 1970 and 1996 were development holes advanced in and around the existing pit areas. PMC drilled over 1,200 holes within the A, B, C, CX, Mag, CX West, Felix, and Bluebell pit areas. All but nine are either conventional or RC drill holes, and most (778) were drilled vertically. PMC’s nine core holes are located in the B, C, CX, and Mag pit areas. These holes were drilled to test stratigraphy, metallurgy, or deep mineralized structures. A nearly complete set of original drill logs is available in the Atna archives maintained at the Pinson mine site.

10.1.2	Homestake Drilling 1997 to 2000

Homestake Mining Company (HMC) drilled 206 holes on the Pinson property between 1997 and 2000 as the operator of PMC. Most Homestake drilling (146 of the 206 holes) focused on the CX and Range Front fault systems, accounting for 134,000 feet of the total drilled footage. Forty of these holes were drilled either entirely as core, or as RC pre-collars with core tails. The remaining holes, including pre-collared portions of core holes, were drilled by RC methods. All original HMC drill logs are available onsite at the Pinson Project.

10.1.3	Barrick Drilling 2003

Barrick drilled three holes in 2003 in order to test deep (>3,000 feet) extensions of the CX fault zone near its projected intersection with the fault zone of the Mag pit. This work failed to indentify mineralized zones of sufficient size to warrant additional work by Barrick.

10.1.4	Atna Drilling 2004

Atna’s Phase 1 program at Pinson followed up drilling by both PMC and HMC that identified mineralized zones beneath the CX Pit and along the Range Front fault. The program included 31 holes, totaling 29,740.5 feet of combined RC and core, to test previously drilled mineralization in the two primary targets. The program had five objectives:

•	Improve the grade and thickness of mineralized zones, particularly in regions where drilling was completed solely by reverse circulation drilling.

•	To develop continuity in the mineralized zones by drilling between known intercepts, particularly in areas where previous drill spacing was greater than 400 feet apart.

•	To expand the zones laterally and at depth, and potentially discover additional zones near and adjacent to the principal high grade gold controls in the district.

•	To obtain rock quality data on hanging wall, foot wall, and mineralized zones to plan future underground exploration, underground reserve definition drilling platforms, and bulk sampling programs.

•	To evaluate the previously identified targets associated with the Line Hole Anticline.

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Of the 29,740.5 feet of drilling completed by Atna in this program, 13,000 feet in 13 holes were drilled into the CX fault zone and 16,740.5 feet in 18 holes were drilled into the Range Front fault zone. Both the CX and Range Front faults are northeast striking, southeast dipping faults. Consequently, all of Atna’s drill holes were oriented to the west-northwest, approximately 300 degrees azimuth, and angled from 45 degrees to 75 degrees. Coring began between 100 to 200 feet above the fault zones and terminated usually from 50 to 100 feet after encountering the footwall zone of the fault.

Atna’s area of immediate focus within the CX fault zone and southern portion of the Range Front fault zone contains numerous shallow drill holes (see Table 10-1), but only 370 drill holes from PMC and HMC actually pierce the fault zones. The majority of holes drilled historically by PMC within Atna’s exploration area either have been mined out, or are too short to pierce the fault structure.

10.1.5	Atna Drilling 2005

Objectives of Atna’s second drilling program were to define and delineate measured and indicated gold resources in the higher elevations of the Range Front fault zone where a 1,000 foot long and 200-500-foot high pod of mineralization was partially outlined by Atna’s surface program (Figure 10-1). Atna’s second phase program was designed to drill the upper Range Front zone on 100-foot by 100-foot centers between the 5,000 foot and 4,400 foot elevations. The program utilized a combination of both surface and underground drill stations to delineate the zone.

Surface drilling for the second phase began May 2005 and utilized a combination of RC pre-collars with core tails to drill the fault structures. Drilling completed by Atna in its second round totaled 38,329 feet of surface RC and core drilling, with an additional 15,349 feet of core from underground diamond drilling.

Due to the high cost of drilling deep holes from the surface and difficulties resulting from drill hole deviations when targeting 100-foot offsets, a drift was driven in May 2005. Underground drilling began September 2005 after drifting was complete and drill rigs became available.

While drifting to establish the underground Range Front drill stations, a strongly mineralized zone, called the Ogee zone, was intersected by the drift. Channel samples from the drift ribs averaged 0.55 ounce per ton gold over 34 feet. This zone, due to its potential economic significance, prompted new plans to drill holes on 75-foot centers to define and expand this potential resource. Drilling in the Ogee zone started November 2005 when the decision was made to alter the Range Front underground drill plans. Underground crews completed 15,349 feet of core drilling in the Ogee, CX West, and Range Front targets during the second phase of Atna’s exploration program.

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Four drilling contractors completed this work. QA/QC for drill sample protocols and procedures for both phases of drill activities are identical and are described in Section 11 of this report. Readers are referred to the December 2005 43-101 Technical Report for details of the QA/QC program carried out in Atna’s initial drilling program at the Pinson Project and to the June 2007 Technical Report for the QA/QC program carried out in the second phase of work.

10.1.6	Barrick Drilling 2007

Surface exploration and development drilling began August 2007 with one Eklund reverse circulation rotary drill and a Major Drilling core rig. Targets were tested along the CX and Range Front faults, Ogee zone, the HPR104 area and the Summer Camp resource area to the south of the Summer Camp pit (on the adjacent Turquoise Ridge joint venture property). Twenty-seven (27) surface holes were completed during the 3rd and 4th quarters of 2007. Nine reverse circulation pre-collared holes were completed with core tails in early 2008. Results were generally disappointing with only thin, subeconomic zones of underground mining gold grades being intersected along the CX and Range Front Zones. After detailed review of the program most of these holes targeted pierce points through the CX & Range Front faults zones which were outside the Atna defined grade shells utilized in the June 2007 resource estimate (file and SEDAR in June, 2007).

10.1.7	2008 Barrick Drilling Program

The 2008 surface exploration drill program started early January 2008 with three core drills and one RC drill working north of the CX West Pit area. Diamond drilling focused on completing core tails of pre-collars completed in 2007 and one deep test of the Getchell Fault system north of the Pinson Mine over a gravity MT feature. RC drilling focused on drilling additional pre-collars for core tails in the area north of the CX / CX West pits.

Surface core drilling of these targets was completed in April. RC drilling continued, primarily focused on drilling pilot holes for potential dewatering well locations. Underground exploration commenced in April when SMD was contracted to rehabilitate the existing underground workings and drive exploration headings into the Ogee and CX zones. SMD supplied one underground RC drill for closely-spaced definition drilling, and Connors Drilling was contracted to conduct underground core drilling. The SMD contract was terminated in May and the RC rig was demobilized from the property. Connors Drilling remained onsite, and supplied a second core drill in mid-July. Both underground drills continued to operate through mid-December, testing the Ogee zone (approximate 50’ centers) and more widely-spaced drilling in the Range Front Zone.

A surface drilling campaign was designed to replace a substantial number of the suspect holes (holes where significant potential for down-hole contamination of the RC samples was judged to exist) in key areas of the resource. Surface drilling was initiated late August with one RC drill using cased pre-collars and one core drill. A second core drill was mobilized to the site in mid-September. A third surface core drill completed one deep test of a structural target (Mag fault – Delaney fault intersection) south of the resource area in September.

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One additional RC drill remained on site, completing nine water monitor wells – these holes were also logged and sampled. The drilling program was suspended on December 15 and all drilling equipment was out of the mine area by early January 2009.

10.1.8	HPR104 Area

Eight holes were drilled north of the Pinson resource area to evaluate early Homestake drilling designed to test the intersection of the Range Front and Linehole faults. Initial drilling did not reproduce the thick low grade intercept from the HPR104 RC hole. A second series of core holes did hit thin higher grade mineralization. BPIN008C intercepted 21.5 ft grading 0.620 opt at a depth of 1,378 feet. Mineralization appears to be structurally controlled by the intersection of the north northeast Linehole fault and the upper/lower Comus contact ~ 900feet northeast of the Ogee exploration drift.

10.1.9	Deep Exploration Targets

Two deep drill holes were completed on the Pinson property in 2008. BPIN010 was collared roughly one mile north of the Pinson resource area, with the goal of drilling through the lower Comus Formation proximal to bedrock structures interpreted from the 2006 gravity data. BPIN010 was drilled to a depth of 2,845.5 feet and bottomed in upper Preble Formation. Assay results were negative. BPIN011A was drilled southeast of the Pinson mine area to test the projected intersection of the Mag and Delaney faults beyond the metamorphic halo of the Osgood stock. The hole was terminated at 2,778 ft in upper Comus argillite and shale. Core chip sample assays show a 60 foot interval of low grade gold (0.029 opt) at a depth of 1440 ft in silicified upper Comus claystone and shale. Half split core samples were submitted for analysis of the entire hole and indicate narrow zones of mineralization associated with decalcified and pyritized sediments.

Table 10-1 Summary of Drilling

Drilled By	# of Holes	Total Footage	Average Depth
Homestake	206	236,255.0	1,147
OTHER (PMC or Others)	2,119	1,072,320.0	395
Atna Resources-surface	88	68,069.6	774
Atna Resources-underground	48	15,349.0	320
Barrick -surface	103	91,892.00	892
Barrick - underground	60	20,686.00	345
Total	2624	1,504,572	573

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Figure 10-1 Summary Showing Atna Drilling with Historic Drilling

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11.	Sample Preparation, Analyses, and Security (Item 11)

11.1	Sampling Method and Approach

The objective of a sampling program is to collect a clean, uncontaminated, representative sample that is correctly labeled when drilled and logged, and accurately tracked from the drill rig to the assay lab and back to the mine site. Atna Resources’ and Barrick Gold Exploration’s sampling and analytical protocols were nearly identical and Section 11 may be applied to both firms’ drilling efforts.

The drilling programs utilized both surface reverse circulation (RC) and diamond core drilling (DDH) methods as well as underground core drilling. Reverse circulation drilling was used primarily to bore pre-collars for diamond core tails. This was done to minimize costs by not core drilling the barren material above the mineralized fault zones. Core drilling was used to provide higher confidence in sample quality than can be expected from RC drilling methods, as well as to provide data for engineering calculations and geologic definition of the structurally-controlled high grade gold zones.

11.2	Sampling Methods

11.2.1	Reverse Circulation Rotary

During the drilling process, cuttings from the bit are sent up the drill pipe and initially into a cyclone for homogenization and mixing. From the cyclone, cuttings are fed into a rotary splitter that takes a representative split (usually a ¼ split), sending one split portion to the sample port, and the larger portion through the reject port. Cuttings are placed in 10” x 17” sample bags that are clearly marked using the drill hole number and a numeric sequence prepared beforehand using a spreadsheet. This sheet is used to track bag numbers and footages, standards, blanks, and duplicates. A small portion of sample is also kept for logging purposes and is placed in a chip tray compartment that is clearly labeled with footage and sample number.

11.2.2	Diamond Core Drilling

At the drill site, core drillers are responsible for obtaining a complete and representative sample of the cored interval, generally in runs not to exceed 5 feet and in shorter increments in difficult conditions. Core is recovered from the barrel by using a wireline core tube, and if possible, outfitted with an inner 'triple-tube.'

11.3	Sample Quality – Recovery

Sample recovery for reverse circulation drilling is measured by weight of material captured. For a typical 6 inch diameter hole this will usually result in 8 to 10 lbs. of material on a ¼ split. Core recovery is measured by the ratio of length of material returned in the tube versus the total length drilled for the run, and expressed as a percent.

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11.3.1	Reverse Circulation Rotary

Reverse circulation sample recovery was excellent, with full 5 to 10-lb. bags collected from every interval of every hole, with the exception of about 15 samples in the entire Atna set of approximately 6100 samples. The missing samples occurred in isolated zones of badly broken ground.

11.3.2	Core

Core sample recovery was also excellent, in excess of 99% of the footage cored. There were very few instances of core loss, each one averaging less than 2 feet and the vast majority of these losses were due to voids within the stratigraphy.

11.4	Sample Intervals

11.4.1	Reverse Circulation Rotary

The normal truck-mounted reverse circulation drill used in Nevada uses 20-foot drill rods, and the sampler collects one sample every five feet. Both the Atna and Barrick drill programs adhered to these practices. Samples to be submitted for assay were collected on the drill rig, and standards, blanks and duplicates were inserted into the sample sequence as described in section 11.6 of this report.

11.4.2	Core

The typical truck-mounted core rig in the U.S. is capable of using a core barrel up to ten feet in length, but clients will often require the core length to be limited to five foot runs to maintain sample integrity and to guarantee more onsite attention to the hole. The Atna program used a five foot barrel. All of the core drilling completed by Ruen (the shallower holes) were recovered with a triple-tube assembly, which allows extraction of core from the inner tube with less disturbance of the core. A few of the deeper holes in the program, completed by Layne Christensen, were cored with a standard two-tube assembly because triple-tube equipment was not available.

After the core is logged, it is the geologist's responsibility to determine the appropriate sample intervals. As Pinson is an underground exploration target, the geologist is careful to extract as much analytical information from the core samples as possible by adhering to rigid guidelines to better define boundaries between likely-mineralized and likely-barren samples. The original core blocks used by core drillers to mark the end of a cored run ordinarily serve as the primary sample boundary, subject to the rules below; where a conflict exists between the blocks and those rules, the rules prevail, and extra blocks are inserted by the geologist to compensate:

•	A sample must not cross a geologic contact.

•	A sample must not cross an obvious alteration boundary, including oxidation.

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•	A sample must not exceed seven feet in length, and only be that long if sure to be barren; five feet maximum is better.

•	Any core blocks that do not mark a sample boundary, for whatever reason (such as 'cave,', 'loss,' 'void,' etc.), must be labeled in black marker for photographic visibility.

Each block that marks a sample boundary is outlined or highlighted in red marker, and these interval boundaries are entered on the sample sequence log referenced earlier.

11.5	Logging

11.5.1	Reverse Circulation Rotary Chip Logging

Reverse circulation logging chips were collected by the drill sampler in 20-compartment plastic trays, and brought to a logging trailer for examination under a standard binocular microscope. Each compartment contained a representative amount of drill cuttings from a five-foot sample run. Gross lithologic types, alteration and other features were noted on the logs. A schematic graphic log was also drawn to aid the reader in interpretation of gross lithologic variations. Breaks in lithology and/or alteration were noted by drawing lines across the log sheet at the appropriate footage(s), with the depths of the breaks noted at the line. Sample numbers were plotted alongside the appropriate footages on the logs as an aid in comparing lithology and alteration to assays.

11.5.2	Diamond Drill Core Logging

At the logging facility, the core was laid out left to right on tables for examination. The core was oriented up-and-down (toward and away from the viewer), with the shallowest interval to the lower left and the deepest interval to the upper right. Logging tools included bristle brushes & spray bottles to clean core, protractors, scribes, dilute hydrochloric acid, hand lens, binocular microscope, and logging forms.

The logging form includes a logical, visible place to record footage. Each length of core separated by core blocks was identified on the log by drawing a horizontal line across the appropriate part of the log. The footage cut and recovered figure prominently in this record, with entries made for each "box" created by the horizontal lines marking footage. Intervals with no recovery were indicated on the log by horizontal lines crossing the entire page, and a blanked-out zone of "no information". Visually, it is obvious on the log what is missing and perhaps why. This is an appropriate place to confirm, add, or incorporate the rock quality data (RQD) data acquired earlier if not being maintained in a separate worksheet.

The logger pays particular attention to accurately documenting anomalies in footage shown on the blocks, and accounts for missing core by inserting blocks reflecting the missing interval, along with a cursory explanation on the block and a more substantial explanation on the log itself.

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A graphic drawing of the lithology is present to include major rock types using conventional or agreed-upon symbols, and the major structural features of contact relationships, dip and fractures, bedding and veins, plotted accurately plotted as angle from the core axis. Other details of alteration and secondary mineral suites are added where appropriate, and a comment area of the log includes a description of the rock that was cut.

11.6	Sample Preparation and Quality Control Measures

11.6.1	Sample Preparation and Quality Control Measures - RC Rotary Drilling

For each RC drill hole, the drill crew was provided with a set of bags pre-numbered in sequential order (1 through XXX). The bags themselves carried only an exterior designation of drill-hole number and sample number. Since the sample numbering sequence includes blanks and standards inserted every 10th sample, the driller's sampler cannot be expected to keep track of his sample collection based on the bag numbering. (Conventionally, RC exploration either relies on direct footage, or sample numbers in multiples of five feet.) Several steps were taken to ensure 1) systematic sampling and 2) that quality assurance/quality control (QA/QC) protocols wouldn’t be hindered.

First, the sampler was provided with chip trays accurately labeled with both true footage and the corresponding bag number. Second, he was provided with a deliberately incomplete set of bags, being deprived of bags intended for standards and blanks. Third, since the ultimate depth of the completed hole is not known in advance, the bags for duplicates (to be collected every 100') were merely pre-labeled with the letters 'A,' 'B,' 'C,' etc and flagged with a tear-off paper tag. The cuttings and tray chips themselves were collected as a continuous fraction of the return stream from the drill rig. The cuttings were diverted to a 10"x17" mesh bag, and the tray chips were diverted to a kitchen strainer. The filled chip trays were collected by an Atna geologist for logging under a binocular microscope and remain with Atna, while the sample bags are shipped to the analytical laboratory for preparation and assay.

Sample bags were allowed to drain/dry at the drill site and an Atna geologist visited the drill site to confirm accurate numbering of the sample suite. Samples were then brought down to the shipment staging area where Atna personnel relabeled the 'A,' 'B,' 'C,' etc. bags (representing the 100' duplicate samples) by assigning the correct sequential numbers; they formed the tail-end of the sample list submitted to the lab and were therefore blind to the laboratory personnel. The samples were then loaded in 4' x 4' x 3' wooden crates for pickup by the laboratory.

11.6.2	Sample Preparation and Quality Control Measures – Core Drilling

Traditionally, core is forced out of core tubes by upending the tube and tapping on it with a hammer. Under certain circumstances, companies have requested/required that drillers attach a water line to the cap of the core tube and gradually "pump" the core out in order to preserve structural integrity. This method is often ignored by the drill crew in the absence of close supervision. The triple tube core barrel eliminates this problem by allowing the interior core container to be opened lengthwise. Atna used a triple-tube for all of the shorter surface diamond drill holes completed by Ruen Drilling. Layne-Christenson, Boart-Longyear, and Connors Drilling (underground diamond core) utilized dual tube core barrens with standard core tube emptying technics.

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The core obtained in the triple-tube case was carefully pumped out of the tube assemblies and laid out intact on a rack. The drill crew recorded the RQD values on a worksheet and photographed the core, using a digital camera to capture both the core and a whiteboard showing hole number and footage interval on display. For the deeper holes that did not receive triple-tube treatment and were therefore emptied in the traditional manner, the geologist later recorded the most credible RQD values from core in the core box. This core was not photographed for RQD purposes since it has already been 'broken up' for boxing.

RQD values are established by measuring the total length of all pieces in a core run that exceed twice the diameter of the core; in this case, twice the core diameter is 0.3 feet. This number was summed and written as the numerator in a fraction where the denominator is the total run drilled. On worksheets maintained by Atna, the raw values recorded are the length of the longest piece, and the sum of all qualifying pieces within the run dividing the former by the latter yields the numeric RQD.

The drill crews placed the core in waxed cardboard core boxes with tops and bottoms accurately labeled with ‘Company – Property– Hole ID – Box # – From – To’. The bottom of the core box is laid out long ways from left to right, with the labeled end to the left and the unlabeled end to the right. There are 5 rows or trays. The first portion of core is laid in the upper left-hand tray, and continuously laid in the tray from left to right, advancing "down" one row when the prior row is completed. The bottom of the core terminates in the lower right corner of the box. A wooden block is inserted at the end of each run and at the drillers’ discretion to indicate problems with drilling, such as caving, voids, or mislatches (situations where the core tube failed to seat properly in the core barrel). The last block for the run was marked with an ending footage on the thin edge, and two numbers on the larger surface:

C [cut] –feet     R [recovered] –feet

The Cut number results from measured rod footage and the Recovered number stems from a taped measurement of core in situ.

If the drillers were not photographing the core, they marked the breaks they made to fit the core in trays with the letter 'M' on each side of the break such that these fractures were not counted in the RQD analysis. After boxing, the core was rubber-banded one box at a time, and loaded into vehicles for careful transport to the logging area, where it was carefully unloaded and logged.

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Once logged, each box of core was moved to the deck of the logging trailer for photography on a wooden stand with a digital camera, along with a legible placard indicating Hole ID and From – To footage. After photography, the labeled end of the box top is marked on the upper right corner with a large "P" in red marker.

Since digital cameras were used for photography, photographic quality could be and was checked immediately, before the core was disturbed for sampling. Both the core box photos taken by the geologic staff and the RQD photos taken by the drill crews were downloaded as quickly as practicable, checked for quality and clarity, renamed with descriptive file names, and printed out as 3x5 photos for archiving in 3-ring binders.

The geologists provided the sampler with working copies of two documents: the geologic core log and the basic sample sequence list, which contained the drill-hole number and a continuation of the numeric sequence carried forward from the pre-collar portion of the hole. Although the sampler worked from the sample list itself, it was useful to be able to see why and how sample boundaries were picked. It also added a redundancy check on the geologist's accuracy.

The decision to saw or split the core depended on the condition of the rock and the geologist’s opinion of whether the core was barren or mineralized. Barren core was generally split with a hydraulic splitter for the sake of speed. Mineralized silicified core was sawn; mineralized intact unsilicified core might have been hydraulically split, but this was not common (the vast majority of the mineralized core was sawn); broken mineralized core was separated and divided into two equal portions.

The sampling operation avoided bias, wherever possible, by dividing the core in half perpendicular to the trace of the visible bedding. The portion to be saved remained in the core box, in its proper position, with core blocks in place, and the box was rubber-banded once again for safety. After the core was split, the samples were bagged and boxed in 4' x 4' x 3' wooden crates. Once logged, photographed and sampled, the core was put on pallets, covered with fitted tarps, and moved to industrial shelving on an outdoor cement pad for storage and reference.

11.7	Security for Reverse Circulation and Core Samples

Crated samples are delivered to the analytical laboratory in the numbered bags, along with a transmittal sheet stating whether the samples are “cuttings” or “core”, the range of sample numbers, and the total sample count. The lab has no knowledge of the spatial reference of the individual samples, beyond being able to figure out that sequential numbers from a drill hole represent top-to-bottom sampling. In the case of cuttings, they can infer that the sample intervals are five feet long as that is standard sampling practice. In the case of core, it will be obvious from the volume that the maximum sample length would be six feet, but there would be no way of identifying an individual interval, and core samples will have a variety of lengths ranging from one foot to six feet.

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Additionally, because Atna introduces blanks and standards to the sample stream, the lab cannot know exactly what footage a particular sample represents. Although forewarned that duplicates are present, the lab does not know where they occur in the group. By inspection of the submitted sample bag, the lab will be able to identify the blanks (red landscaping stone) and standards (pulp powder in Kraft envelopes), and will know that they occur in sample numbers divisible by five, but will have no idea of the accepted value of each.

11.8	Sample Preparation

11.8.1	On-site

Sample bags for standards and blanks are labeled at the logging trailer and removed from any numbered sequence bags provided to an RC driller at the rig. For standards, the code number and grade value is written on the sampler’s sheet at the correct sample ID value, and inserted into the appropriately marked sample bag. Standards and blanks are put in the sample stream at a rate of one standard and one blank for every 20 drill samples (see sections 11.5 and 11.6 of this report).

One crate contains the raw samples, duplicates, standards and blanks for each hole. To the extent possible, all samples for one hole are kept together, and sample transmittal sheets are filled out in duplicate (one to the lab, one for file retention), with one job number assigned to each hole shipment.

Atna's copy of the transmittal sheet is stored in a three-ring binder in the logging trailer. Once assays have been received, a copy of the assay sheets will be stored with the drill logs and the original with the transmittal sheets. The transmittal sheets are indexed by job number.

Copies of the sample sequence list, the lithology log, and assays are stored in three ring binders indexed by hole number. Originals of all logs and assays are stored in file cabinets on a per-hole basis, also indexed by hole number. Atna personnel contact the lab to obtain a job number for a hole or partial hole sample shipment, and arranges for sample pickup by the lab's driver. In a number of cases, an Atna geologist travelling to Reno may deliver a crate directly to the lab.

11.8.2	Laboratory Sample Preparation

Inspectorate America Laboratories, an ISO 9002-accredited facility (#37295) in Reno Nevada, is the primary assay lab for Atna’s Pinson Project analytical work. Sample preparation procedures employed by Inspectorate are as follows:

First, samples are thoroughly dried prior to crushing. Crushing consists of a two stage process. Initially samples are sent through a jaw crusher, and then through a roll mill to reduce > 80% of the sample to –10 mesh (e.g., where greater than 80% passes through a 10 mesh screen). A 300 gram split is obtained from the coarse reject using a Jones riffle splitter. The split material is further reduced, with > 90% of the split reduced to –150 mesh, using a ring and puck pulverizer. After pulverizing, a 30 gram sample of the pulp is digested and analyzed for gold using standard fire assay with the final concentration determined by AAS. Samples returning greater than 3 g/t (0.1 oz/t) were subjected to gravimetric analysis.

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Barrick utilized American Assay Laboratories in Sparks, Nevada to prepare and analyze samples from its drilling program. American Assay’s internal QA/QC program is as follows:

•	AAL uses a fifty sample furnace batch size
•	One standard pulp is inserted in numerical sequence for every twenty samples
•	A duplicate every forty samples
•	A coarse chip blank every fifty samples.

All samples are weighed, dried and crushed with either a roll or jaw crusher. A split of the material is pulverized for further analytical work. Every sample is analyzed for gold using a one assayton fire assay with an atomic absorption finish (FireAA). In addition to gold, each sample was analyzed for sixty nine elements using Induced Coupled Plasma Atomic Emission Spectroscopy (ICPAES). Every sample with a FireAA value greater than 0.005 opt has a cyanide soluble leach assay by atomic absorption spectroscopy (AA) to obtain initial gold recovery data and carbon and sulfur analysis for metallurgical evaluation. All samples that initially return a FireAA assay > 5 ppm gold are flagged for an additional fire assay with a gravimetric finish.

Barrick utilized the following procedures as internal QA/QC protocols:

Upon receipt of certified assay data via email, the exploration database supervisor loads the assay results into the database. Customized programs within the Acquire database system evaluate the gold values of the control samples and flag all control samples with values outside of acceptable limits. Control samples that fail are documented and the geologist is notified of the failure. The failed standard is reviewed in the context of all assay results within the 50 sample batch. A selection of samples, possibly the entire batch, may be rejected and another round of analysis is requested by the geologist.

The lab is notified of the failure with a list of samples to be assayed again. The database supervisor will load the second set of assays upon receipt. The results are compared and XY scatter plots are made for the geologist to review for approval or rejection. Only one set of data is accepted as the final assay for an individual interval. A third set of analysis may be necessary to get acceptable results for the control sample(s). Results are coded for approval. Multiple sets of assay data are not averaged. Sample intervals for seventeen holes have required a second set of gold analysis since the program began. Check samples are being collected for submission to a secondary lab to evaluate potential laboratory bias. Roughly five percent of the pulps are scheduled for check assay work.

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Due to the detailed record keeping of both Atna and Barrick and a detailed review of QA/QC results as well as the review process that both companies have performed on data as the project changed hands, Gustavson believes that the data base is adequate for resource estimation and long term mine planning purposes. Gustavson believes that development drilling in advance of working faces will be needed to successfully meet ore and metal production targets during production.

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12.	DATA VERIFICATION (ITEM 12)

12.1	Summary

Assay quality control can be challenging when a project changes hands. Both Atna and Barrick performed checks on the data received. Gustavson has reviewed these checks and believes that the data meet requirements for estimation of resources, particularly the deep samples used for underground resource estimation.

12.2	Atna Review of Prior Data

When Atna acquired the property, they subjected the data from previous operators to two QA/QC programs. The first was retroactive correction and maintenance of the large PMC database. The second program consisted of re-analyzing existing drill sample pulps from mineralized intercepts within the CX and Range Front target areas. Pulps were taken from the onsite pulp library maintained by Pinson Mining Co., which includes all drilling done on the property while PMC was the operator. This QA/QC program is described below.

The physical quality control program consisted of four types of data:

1.    Existing sample pulps from the PMC pulp library.

2.    Samples from new reverse circulation holes.

3.    Samples from new diamond core holes.

4.    Samples from underground channels.

Each of these sample sources were subject to an array of QA/QC procedures:

•	Inserting certified standard samples into the sample stream.

•	Inserting blank samples into the sample stream.

•	Inserting duplicates into the sample stream for RC holes (30%).

•	Check assays at a 3rd party laboratory.

•	Internal laboratory QA/QC.

A certified standard, blank, or duplicate sample was placed into the sample stream at the rate of approximately one for every 20 samples. Batches of samples that returned QA/QC sample failures were re-submitted to the laboratory. Details of each QC test were included in the Technical Report Update by Atna Resources filed on June 1, 2007.

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Atna’s re-assay results substantiate the accuracy of the original HMC and PMC assays, demonstrating the validity of the original numbers. Furthermore, the re-assay results lend a degree of confidence to the PMC assay data as a whole. After verification and correction of database records, Atna entered the data set into a new Access database containing fields for fire assay for gold with atomic absorption finish (“AA”), fire assay with a gravimetric finish, Pinson fire assay data, gold by cyanide soluble shake analysis, and Homestake’s ppb data. A field was also added to store values to be used in resource modeling and estimation, “AuFA_Calc.” To ensure that the highest quality data was given preference, the restructured Atna database used a ranking system:

1.    Atna re-assay data for HMC and PMC holes.

2.    Fire assay gravimetric data for HMC and Fire Assay AA data for PMC holes.

3.    Fire assay ppb values for HMC holes converted to ounces per ton (opt) using - opt = Au ppb/34285.7

4.    Fire assays with AA finish for PMC holes when available.

5.    Cyanide AA assays for all others, when Fire assay results were not otherwise available (not used in practice, as some higher-quality measurement exists for nearly every sample).

After ranking, data is stored in the field “AuFA_Calc.” These are the values to be used for all modeling and resource estimation purposes.

On exercising the earn-back option of the contract with Atna, Barrick utilized a detailed QA/QC protocol. This included the use of control samples (standards, blanks, and duplicates) as well as a second round of checks on data entry and database maintenance, which are described in “PINSON EXPLORATION PROJECT Preliminary Report 2006 ¬ 2008 Work Program” published on March 12, 2009 (an internal Barrick report). They concluded that “ … 10% of the database was checked, and it was considered adequate for use in a Scoping Level study, …”.

12.3	Barrick Review of Prior Data

When the scope of Barrick’s investigation into potential resources at the Pinson property was broadened to include open pit potential, a decision was made to do an initial check on the accuracy of the historic database within an area of interest which included 2,014 drill hole collars.

Geostrata, LLC of Bluffdale, Utah was engaged to perform an initial check on 10% of the holes drilled by each property operator. Items checked included:

•	Collar coordinates
•	Downhole surveys
•	From and To distances for samples
•	Assay values

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Table 12-1 List of Mine Operators and the Corresponding Number of Records to be Reviewed.

Company Name	Records in Filtered Database	Random Records to be Reviewed
Atna	149	14
Barrick	70	7
Cordex	71	8
Cordilleran	105	15
Homestake	180	19
Pinson Mining Co.	1,434	145
Total Number to be Reviewed	2,009	208

12.3.1	Collar Checking Results

Geostrata, LLC reported two major types of errors in their collar checks:

•	Transcription Errors, where the collar coordinates or hole length was wrong.

•	Fields, where the data was in the wrong fields in the database –for example, if the northing and easting were entered into the wrong fields.

Table 12-2 Results of Collar Review

Company	Records	T	FF	Total Errors
Atna	14	1(7)%	1(7)%	2(14)%
Barrick	7	1(14)%	0	1(14)%
Cordex	8	0	0	0
Cordilleran	15	0	0	0
Homestake	19	1(5)%	1(5)%	2(11)%
Pinson Mining Co.	145	1(1)%	0	1 (1)%
Total	208	4(2)%	2(1)%	6 (3)%

The 3% error rate was considered acceptable for a Scoping Level review of open pit potential. Before reserves are reported for this property there should be a more detailed review of the collar data.

12.3.2	Assay Checking Results

Initial results of the assay checking by GeoStrata, LLC are listed in Table 12-3. Five types of errors were identified:

•	Data in database but not in drill log or vice versa (D).
•	Incorrect numbers in the database according to the drill log (T).
•	Discrepancy transcribing nil, trace, no sample, or detection limit values (L).
•	Sample type is recorded in drill log but not in database (S).
•	No assay data available via certificate or drill log but there was data in the database (N).

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An excessive number of “D-type” errors were reported by GeoStrata which would normally be considered a strong signal that the database required more detailed and further checking. Detailed review of the D-type errors established that most were insignificant to the resource assessment and these errors were not included in the final results. An amended summation of errors is presented below:

Table 12-3 Amended Error Summary

Company	Total # of Assays	D-rel	T	L	S	N	# of Errors/Co.
Atna	1867	3 (0.16)%	0	0	0	0	3 (0.1)%
Barrick
Cordex	179	0	0	7 (3.9)	0	0	7 (3.9)%
Cordilleran	435	4 (0.9)%	0	2(0.4)%	0	1 (0.2)%	7(1.6)%
Homestake	3319	5 (0.15)%	3 (0.09)%	11 (0.3)%	11 (0.3)%	2 (0.06)%	32 (0.9)%
Pinson Mine Co.	12,392	71 (0.57)%	47 (0.3)%	16 (0.1)%	0	1 (0.008)%	135 (1.0)%
Total	18,013	83 (0.46)%	50 (0.27)%	36 (0.19)%	11 (0.06)%	4 (0.02)%	184 (1.0)%

Note: These statistics include older drilling potential possibly more prone to error than more recent surface and underground data.

Gustavson believes that the errors discovered by both reviews are typical of multiple exploration programs executed over many years. Prior to underground production, a development drilling program will be initiated to stay sufficiently ahead of production’s advance in order to permit detailed stope development planning.

12.4	Drilling Database

Barrick supplied the 2009 digital database for the Pinson Mine to Atna Resources after completion of its earn-back right. The CD contained two Microsoft Access databases with surface sample geochemistry and drill-hole location, assay, geology, and survey data. This data set was also duplicated in a Vulcan data set and as ASCII text files used to import/export in Vulcan. Atna provided these data to Gustavson.

Before populating the new data structure, any errors were identified and resolved. The basis for fixing identified errors was the well-maintained filing system containing most, if not all, drill logs, downhole survey data, and HMC assay data. While PMC was operator, assaying was done in the mine’s own labs, and Atna Resources has yet to locate original drill-hole assay sheets from that period. Atna's only source for these gold assays are lithology logs with hand-entered values. Consequently, the only confirmation of some historic data’s validity comes from Atna’s re-assay of existing pulps from PMC’s earlier drilling programs; the re-assay process is discussed in Section 12.2 and in more detail in Atna’s June 2007 Technical Report Update.

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12.5	Assay Database

The assay database provided to Gustavson contains data from PMC, Barrick, and Atna. No assay certificates currently exist for the early PMC drilling, though Atna conducted an extensive quality analysis of the existing database, which is presented in Section 12.1. It is generally accepted that the PMC assays were performed on the mine site at the production assay facility. The results were favorable for use of the earlier data, especially the data associated with the underground zones which are the concern of this study.

To validate PMC assay data, Atna reanalyzed 652 pulps from PMC drillhole samples. Pulp selection was based on grade and whether the sample was taken from a drill hole intercept known to be within the CX or Range Front fault zones. Samples that were selected for confirmation had a grade above 0.01 oz/ton. Atna’s re-assays confirm PMC’s assay results.

PMC’s standard practice was to run cyanide leach assays with AA finish. At some unknown point, they began to run fire assay with AA finish on all assays over 0.01 opt. Check assays were performed on high grade zone samples at third party laboratories. Detection limits were <0.003 and <0.001 oz/ ton; the difference being the age of the assay. Some values of 0.0005 oz/ton, 0.0006 oz/ton and “nil” were found in the original assay. Atna converted all of the PMC “less than” detection limits to -0.003 and -0.001 in the assay database to conform to the actual detection limits reported on the assay certificates. Gustavson has used 0.00 for purposes of this study for resource estimation purposes.

Homestake Mining Company (PMC’s operating partner at the time) assays (labeled as Barrick drillholes) were analyzed by ALS Chemex in Reno, NV. ALS Chemex provided sample pick up service as part of the chain of custody. Samples were prepared by ALS Chemex as follows:

•	A primary crush and mill to 80% -10 mesh
•	Split of 300 grams of material for pulverization to 90% -150 mesh
•	A 30 gram split for digestion and assay

Samples were assayed using the AUAA23 Fire Assay method with an AA finish and reported in ppb. Samples results that were greater than 10,000 ppb were reassayed by Fire Assay methods and a gravimetric finish and reported in ppm.

Detection limits for gold analyses on ALS Chemex assay certificates are 5 ppb and 0.0005 for oz/ton. Most HMC holes reporting such values were converted, for statistical purposes, to 2.5ppb and .0003 opt. For HMC holes all "less than" detection values have been converted back to –5 and –0.0005, respectively, for ppb and oz/ton in the database.

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Gustavson has performed statistical analysis combined with geological modeling reviewed the data on a zone by zone basis. Gustavson is satisfied that there are no anomalous values which will cause significant errors in the estimates performed here. Gustavson is satisfied that Barrick’s and Atna’s data cleaning procedures have identified and eliminated errors from downhole contamination and sampling handling. Gustavson believes that the database used is adequate for the purpose of defining the Pinson mineral resource.

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13.  MINERAL PROCESSING AND METALLURGICAL TESTING (item 13)

13.1      Summary of Atna Metallurgical Test Work

Metallurgical testing was initiated during Atna’s Phase 2 drilling to learn about the types of mineralization present and determine the suitability of three treatments for extracting gold: autoclave pre-oxidation followed by cyanide leaching, roasting pre-oxidation followed by cyanide leaching, or direct cyanidation. Initial testing was completed on three composite samples from the Range Front zone and one from Ogee zone mineralization as outlined in Table 13-1.

Metallurgical tests were conducted by Dawson Metallurgical Laboratory in Salt Lake City. Initial testing of one composite channel sample from the Ogee zone and three composite samples from drill hole assay coarse reject material within the Range Front Zone was completed in October 2005. Stage 2 test work was completed in April 2006, which included five composite samples from the CX Zone and 21 composite samples from the Ogee zone, also outlined in Table 13-1.

A list of the drill collar data is found in Appendix A.

RF_Met-1 (33941) and RF_Met-2 (33942) were re-tested in an autoclave/leach test at two different sizes, 88µm and -3/8 inch (later crushed to -10mesh). There are three samples of RF_Met-1, RF_Met-2, tested at two different dates.

Head analysis on the five Range Front zone samples ranged from 0.24 to 0.51 oz/t gold. Head analysis on the three CX Zone samples ranged from 0.24 to 0.43 oz/t. Head analysis on the 22 Ogee zone samples ranged from 0.21 to 1.60 oz/t.

Table 13-1 Results of Autoclave - Leach Procedure

Composite	Head Grade	Shake Leach Extraction Grade (SLE)	% SLE	Autoclave Grade g/mt	Autoclave %
RF Zone
RF_Met-1 (33941)	8.23	4.39	53	8.38	93.0
RF_Met-2 (33942)	14.74	8.98	61	14.88	95.2
RF_Met-4 (34259)	14.74	1.61	11	13.1	88.5
CX Zone
APCX-219	10.25	6.1	60	7.6	91.0
APCX-226	17.50	7.4	42	14.84	93.8
Ogee Zone
OG-Met-1 (LR&RR)	13.72	11.79	86	11.4	93.2

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The preliminary testing summarized in Table 13-1 suggests pre-oxidation is required for most mineralized material types encountered in both surface drilling and underground development. Bench top autoclave (BTAC) gold recoveries for the four sample composites ranged from 89 to 95 percent. Four of the composites have gold recovery above 93 percent. Shake leach tests were also conducted to determine gold recovery numbers without the pre-oxidation step. Recoveries varied from 11 to 86 percent. The relatively high value of 86 percent recovery was obtained on a channel sample composite of oxidized material from the Ogee zone that was intercepted in the exploration drift and may represent opportunities to reduce processing costs, if sufficient material of this metallurgical character can be identified and ultimately selectively mined.

13.2      Summary of Barrick Metallurgical Test Work

Barrick continued the metallurgical test work program in 2008. The program included two suites of samples, the first from the Ogee, CX and Range Front areas and the second from the Mag Pit area.

The first sample suite generated the data shown in Table 13-2 with bottle roll tests indicating only moderate recoveries from the first two oxide samples, and poor results from the samples that were labeled CSR (carbonaceous, sulfidic, refractory) as expected. The test was a 24 hour Carbon in Leach (CIL) with 2.5 g/l NaCN and 40% solids.

Table 13-2 Results of Bottle Roll Leach Procedure

				Reagent Consumption
Sample	Head Grade Opt Au	Head Calc Opt Au	Recovery %	Ca(OH)2	NaCN
OG 4780 Level	0.432	0.437	87.4	3.7	1.0
OG Zone Oxide	1.174	1.245	86.1	3.5	1.9
OG Zone CSR	0.885	0.864	34.1	7.9	6.0
CX Zone CSR	0.147	0.157	44.5	4.9	3.7
RF Zone CSR	0.460	0.360	9.1	6.8	5.3

Table 13-3 shows the same CSR samples test using BTAC followed by CIL. Head grades and extraction only are shown, cyanide consumption were reduced to more typical 1.5 lb/t levels, and the lime consumptions were not reported for these tests. Standard conditions for bench top autoclave and Carbon in Leach grind at P80= 75

Table 13-3 Results of Benchtop Autoclave - Leach for Refractory Samples

Sample	Head Grade Opt Au	Tail Grade Opt Au	Au Extraction %
OG Zone – CSR	0.831	0.292	64.9
CX Zone – CSR	0.150	0.012	92.0
RF Zone – CSR	0.400	0.042	89.6

The extraction results although improved over the “as is” results are mixed, with the OG Zone - CSR showing lower recovery (65%) as compared to the other samples tested (90 – 92%).

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Chemical assay and LECO Results indicate good sulfide oxidation, moderate TCM concentration with relatively low preg robbing (carbon) values with variable carbonate content. The relatively low preg robbing values are not indicative of the low extraction in the OG Zone sample compared to the RF Zone sample. This result appears anomalous and warrants further investigation.

The second suite of tests in the Barrick program were all from the Mag Pit area and are not necessarily directly correlated. An interesting result with these samples is that roasting results in better recoveries that autoclaving.

During previous production and bulk testing, Pinson ores have behaved in more predictable manners with either roasting or autoclaving yielding good results on refractory ore. Traditional CIL has performed well for oxide ores. Underground development for infill drilling could be used to confirm metallurgy, and dense drilling may help define the oxide/refractory boundary.

13.3      Processing Options

A number of processing options are appropriate for gold ores typical of those of northern Nevada.

Conventional cyanidation (agitation leaching, carbon-in-pulp [CIP]) is generally suitable for ores that are highly oxidized, with the original gold-bearing pyrite naturally breaking down to porous iron oxides allowing cyanide solution to penetrate the matrix and dissolve the fine-grained gold present.

Refractory ores are those for which conventional cyanidation gives low gold extractions. For these ores, the gold-bearing pyrite can be oxidized by roasting (burning ground ore to drive off sulfur as sulfur dioxide gas) and pressure oxidation (oxidizing ground ore in acid at a high temperature and pressure in an autoclave). Roasting and autoclaving require expensive equipment, and thus have much higher capital and operating costs than conventional cyanidation. Once oxidized, ore can be treated using conventional cyanidation.

Some mineralized materials contain mixtures of oxidized and refractory material. The most appropriate method of treatment in this case is determined by economic calculations: refractory treatment is warranted if the additional gold extracted more than pays for the additional processing cost.

Dump leaching (run-of-mine ore) and heap leaching (coarsely crushed ore) are typically used on low-grade oxidized material that cannot support the cost of conventional milling and cyanidation. In these cases the ore is transported and placed onto impermeable pads and irrigated with cyanide solution, which flows through the heap, slowly permeating the rocks and dissolving some of the gold present. Capital and operating costs are much lower than for conventional cyanidation, but leaching is only effective on oxidized ores and extractions are generally much lower.

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13.4      Possible Treatment Plants and Potential Costs

13.4.1      Treatment Plants

There are a number of gold treatment plants within the northern Nevada area that offer toll milling services and could treat high-grade refractory ore from Pinson.

The nearest is Newmont’s Twin Creeks mine and mill complex. This operation is located approximately 8 road miles from Pinson, and has the capability of treating refractory ore by pressure oxidation, free-milling oxide ore, and sulfide ore by flotation/pressure oxidation.

Newmont also has roasting facilities near Carlin, Nevada approximately 110 miles east from Pinson. Newmont’s northern Nevada operations truck ores from its various mines to its various treatment plants to optimize operating conditions, costs, and extractions for its overall operations.

Barrick’s Goldstrike operations are located roughly 25 miles north of Carlin, Nevada (approximately 120 miles east from Pinson) and have both a roaster and an autoclave circuit. Barrick does not have a free-milling oxide circuit at this facility, so any free-milling oxide ore would have to be treated in their refractory circuit if sent to this site.

Yukon Nevada’s Jerritt Canyon operation, located 60 miles north of Elko, Nevada or approximately 180 miles northeast of Pinson, also utilize a roaster for processing.

13.4.2      Potential Treatment Costs

Gustavson has assumed ore mined at Pinson will be hauled offsite to one of the processing facility’s mentioned above, and toll milled or purchased by the third party facility. Based on Atna’s preliminary discussions a range for toll milling costs on the order of $75-$85 per ton processed for refractory ore can be expected depending upon the character of the ore processed. Refractory ores, requiring autoclave or roaster pre-processing, will be substantially more costly than conventional oxide milling. Conventional oxide ore processing may are anticipated to be in the $25-$50/short ton processed range.

Gold mineralization at Pinson has impurities as listed in Table 13-4. No attempt has been made to define impurities by mineralized material type as sufficient data does not yet exist to do so. In general, the Atna/Pinson mineralized material can be characterized as a Carlin-type gold system similar to the major producing gold mines as in the Getchell, Carlin and Battle Mountain Gold Belts of northern Nevada.

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The table below lists some expected impurity levels. Data is from composite samples selected for metallurgical testing during mid-2005.

Table 13-4 Metallurgical Impurity Levels (Preliminary Information)

Impurities	Range
Sulfur: total sulfide	1.2 to 3.4%
Carbon: total organic carbon	0.17 to 0.29%
Carbonate Level	6.4 to 12.7%
As (arsenic)	1000 to 6000 ppm
Sb (antimony)	85 to 300 ppm
Pb (lead)	7 to 16 ppm
Zn (zinc)	58 to 160 ppm
Cu (copper)	29 to 58 ppm
Mn (manganese)	40-275 ppm
Hg (mercury)	60 to 100+ ppb

Table 13-4 contains the most significant results of Chemex Met analyses performed during August 2005 on Pinson high grade gold samples. The information presented is preliminary in nature and likely is not representative of all mineralized material present. Sufficient data does not exist at this time to ensure that all potential concerns have been identified for the various mineralized material types.

13.4.3      Laboratory Classification of Metallurgical Mineralization Types

Mineralization at Pinson is typical of structurally-controlled Carlin systems. Historic mining exploited shallow, oxidized mineralization hosted in carbonate-rich stratigraphic units along the major district faults. Gold mineralization in the open pits occurs as iron oxide-stained breccia bodies within faults. Earlier generations of project drilling intersected sulfide mineralization to the north below the oxide zones, which are more typical of the Getchell district: common ore minerals include pyrite with gold rich-arsenian rims. Other sulfide minerals include realgar and orpiment. Alteration largely consists of argillization and decalcification of the carbonate host units.

Although the current assumption is that most mineralized material at Pinson is refractory, some non-refractory mineralized material is anticipated during mining. If encountered, the underground mineralized material will have to be classified accordingly. Results from metallurgical tests on samples taken from the Ogee zone where the exploration adit cut mineralization were favorable to direct cyanidation methods.

The results of laboratory shake leach tests should be used to classify selected metallurgical composites as “direct leach”, “autoclave-leach”, or “roast-other” types of mineralized material. The actual gold extraction values at which ore types will be defined will need to be set by utilizing results of additional metallurgical work and the toll milling contract. Generally a greater than 85% Au extraction by the NaCN shake test would constitute “direct leach” material, given no presence of activated carbon.

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Visual inspection of the samples was recorded to determine if grade control could be predicted visually. From the results of all zones it appears that assays will be required for both grade control and determination of processing procedure.

13.5      Planning and Test Work – General

Further testing will be necessary to fully characterize the metallurgical type and distribution of mineralization within the Pinson resource zones as they are mined to determine the optimal processing route for any ore time.

13.6      Summary – Metallurgical Test Work

Gustavson believes that mineralization at Pinson is relatively well understood, given the nearly 1 million ounces of past production and recovery records from the period and that the current recovery data is adequate for further assessment of the project’s potential. As the project advances to pre-feasibility and feasibility level, additional test work and firm quotations from toll mills will be required.

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14.  MINERAL RESOURCE ESTIMATE (item 14)

The effective date of the updated mineral resource estimate reported here is February 6, 2012. Mr. Zachary J. Black, E.I.T., Gustavson Staff Geological Engineer, completed this mineral resource estimate in compliance with NI 43-101 and CIM Definition Standards, and under the supervision of Qualified Person, Donald E. Hulse, P.E., Gustavson Vice President.

At the time of this report, there are no known issues that might materially affect the Mineral Resources.

14.1      Data Used for the Gold Grade Estimation

Pinson project boundaries were established based on a local grid system developed during early mine operations. The mine grid is not rotated and the origin (10,000 E, 10,000 N) is located at 478,294.7E, 4,553,517.9N, UTM Zone 11, NAD27, (Atna 2007). Gustavson created a 3-dimensional block model to estimate mineral resources at Pinson from data provided by Atna Resources. The total model extents were set at 4,500 E to 13,500 E, 4,000 N to 14,000 N, and 1,800 ft to 6,400 ft in elevation.

Topography data was provided by an aerial survey flown in 1999 after the most recent surface mining activity. Final, mined-out topography was established from ground survey data as waste dumps have partially backfilled some pits. Data was provided by Atlas as a digital exchange format file, which was loaded into Datamine™ modeling software and used to locate model blocks above and below the topographic surface.

Drill hole data including collar coordinates, downhole surveys, sample assay intervals, and geologic logs were provided in a Microsoft Access database along with text files exported directly from the previous operator, Barrick. Surface geology maps of the region and local open pits were provided by Atna to aid in the development of the geologic model.

The Pinson drill hole database contains gold assay analytical information on 206,244 sample intervals, with assay results by fire assay (AuFA) and 124,766 samples by cyanide digestion (AuCN) stored separately. As a subset of the total database, a fire assay reject (AuSel) column containing 201,583 samples was created. The AuSel data is a select AuFA column that was created by Barrick in an effort to reduce the effect of suspected downhole contamination in the RC drilling samples. Paired AuCN and AuFA analytical data indicate associated gold recovery at a very fine grind.

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14.2      Density

Density tests were performed on 358 samples within the project area. Density test results from samples of each rock type and mineralization associated with each rock type are summarized in the Table 14-1 below:

Table 14-1 Density Measurements

Tonnage Factors by Domain
	Number of Samples	ft3/ton	Specific Gravity
Unmineralized Ocu	112	11.9	2.689
Mineralized Ocu	6	12.9	2.472
Unmineralized Ocl	112	11.9	2.697
Mineralized Ocl	11	13.8	2.312
All Unmineralized	224	11.9	2.693
All Mineralized	17	13.5	2.366
Preble	51	12.1	2.644
Cretaceous Granodiorite	39	12.2	2.626
Mag Pit Area
Unmineralized Ocu	21	13.2	2.425
Mineralized Ocu	6	13.4	2.384

As directed by Atna and supported by the density data in Table14-1, Gustavson assigned an average tonnage factor of 13.5 ft3/ton to the mineralized domains of the Range Front and CX Zones. The remaining portions of the block model were assigned an appropriate tonnage factor (Table 14-1) based on the modeled lithology in structurally controlled portions of the project area. Within the Mag zone, a tonnage factor of 13.4 ft3/ton was applied to mineralized areas and 13.2 ft3/ton was applied to unmineralized areas. Alluvium and mine backfill were assigned a density of 17.3 ft3/ton.

14.3      Methodology

Gustavson modeled the mineral resources at Pinson by constructing geologic and mineralized structural domains based on the exploration and analytical data provided by Atna. Gustavson geostatistically analyzed the drill data to define the search ellipse parameters to use in estimating gold grades into a 3-dimensional (3D) block model. Gustavson defined the structure and stratigraphy of the project area by combining subsurface data with the surface geology to create 3D stratigraphic and structural models. Leapfrog 3D® geological modeling software was used to create 3D lithologic and mineralized structural domain solids, and CAE Datamine® software was used to estimate gold grades into the model blocks.

Gustavson modeled each of the known mineralized structures by first identifying the hanging wall and footwall in intersecting drill hole intercepts, and then using this data to create 3D surfaces. Mineralized structure models were created in Leapfrog for the CX, CX West, Range Front, Linehole, Linehole North, and SOS faults; the Adams Peak shear zone; Otto Stope; SOS dike; SOS cross fault; and two CX fault splays.

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Mineralization beneath the Mag pit and at the southern extent of the CX fault (South domain) is apparently controlled by a broad thermal metamorphism rather than structure. Grade shells developed in Leapfrog 3D® were used to model mineralization in these Estimation Domains

In order to accommodate statistical search parameters appropriate for individual mineralization styles and structural orientations, the block model was divided into three discrete zones: the Range Front, Mag, and CX Zones. These Zones were delineated based on distinguishing characteristics of one or several associated target areas. Within each Zone, mineralized structural domains and/or grade shells were defined based on the mineralization type and structural characteristics.

14.3.1      Creation of Domains

The individual mineralized structures were modeled by selecting mineralized intervals (hanging wall to footwall) within drill holes intersecting the structures. Surfaces were then created representing the hanging wall and footwall defined by the selections, and a domain representing the mineralized structure was created between them. For example, Figure 14-1 shows the mineralized drill hole intercepts used to create the mineralized structural domain of the CX fault (CX fault domain) within the CX Zone. The CX fault domain projects above the existing topographic surface of the CX pit based on drill hole information from the mined out volume which was used in the statistical analysis. All mineralized structural domains are named for the fault or structure represented by the model (refer to Figure 14-4).

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9000 E
9200 E
9400 E
9600 E
9800 E
10000 E
10200 E
10400 E
5400 Elev
5200 Elev
5000 Elev
4800 Elev
4600 Elev
4400 Elev
4200 Elev
4000 Elev
3800 Elev
3600 Elev
W
E
Mineralized Intervals in Red
CX Domain
1" = 200'
0 50 100 150 200 250 300 350 400
CX Zone
GUSTAVSON ASSOCIATES
GEOLOGISTS • ENGINEERS • ECONOMISTS • APPRAISERS

Figure 14-1 CX Zone Mineralized Intervals

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14.3.1.1      Range Front Zone

Range Front Fault - The Range Front domain strikes approximately N22E and contains the listric 70°-50° easterly-dipping Range Front Fault. This fault is the main structure in the Zone and serves as the termination point for the mineralized structural domains to the east.

CX West-Ogee - The CX West-Ogee domain contains the N70E striking CX West fault, and the N25E striking, near-vertical Linehole fault that is south of the CX-West fault. The intersection of the CX West and Linehole fault is referred to as the Ogee zone. This domain is bound both at depth and to the west by the Range Front fault and has not been encountered in drilling to the east.

Adams Peak Shear – This domain strikes approximately N45E and contains the near vertical Adams Peak shear zone. This shear zone was observed in underground workings and occurs mostly in Upper Comus Shales. The domain includes multiple structures which stem vertically from the Range Front fault, creating a wide fracture zone. The domain terminates to the south against the CX West-Ogee and Range Front Fault Domains, and is bound at depth by the Range Front Fault Domain. The Adams Peak Shear domain remains open to the north.

Linehole North - The Linehole North domain strikes approximately N25E and contains the near vertical Linehole fault. This is the northern extension of the Linehole fault offset down and to the east across the CX fault. This domain terminates against the CX West-Ogee domain to the south and the Range Front Fault Domain at depth. The Linehole North domain remains open to the north.

Otto Stope - The Otto Stope domain strikes approximately N45E and contains the narrow, near vertical Otto Stope structure. This structure was recognized in underground workings, and is known to occur in the Upper Comus Shales. This domain terminates to the south against the CX West-Ogee domain, to the north against the Linehole North fault domain, and is bound at depth by the Range Front fault domain.

Grade Shells - A + 0.05 opt grade shell was constructed in the interiors of the mineralized structural domains in the Range Front Zone to better define the podiform dissolution breccias within the limestone. Figure 14-2 shows the mineralized structural domains (green) with the internal dissolution breccia grade shells (red).

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9000 E
10000 E
5500 Elev
5000 Elev
4500 Elev
4000 Elev
3500 Elev
W
E
Adams Peak Shear Domain
Range Front Fault Domain
Otto Stope Domain
CX-West Ogee Domain
Structural Zone
Dissolution Breccia
GUSTAVSON ASSOCIATES
West East Projection Section 11540.00 N
Scale 1" = 250.0'

Figure 14-2 Grade Shells in Range Front Zone Domains

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14.3.1.2      CX Zone

CX Fault - The CX Fault domain strikes approximately N40E and contains the ~55-60° east-dipping CX fault. This fault is the primary domain in the CX Zone and the other domains terminate against it.

CX Fault Hanging Wall Splays - The CX Fault Hanging Wall Splays domain strike approximately N20E and contains two near-vertical parallel faults. These faults are hanging wall splays of the CX fault, and terminate to the south against the SOS Fault domain and at depth against the CX Fault domain.

CX Fault Foot Wall Splay - This domain is oriented sub parallel to the CX fault. The structure is interpreted as a splay on the foot wall of the CX fault, based on limited geologic information.

SOS Fault - The SOS Fault domain strikes approximately N70E and contains the near-vertical SOS fault. The SOS fault is a hanging wall branch of the CX fault and bisects the CX pit.

SOS Dike - The SOS Dike domain strikes approximately N70E and contains the near-vertical SOS dike. The SOS dike likely follows a structural zone of weakness that parallels the SOS fault.

SOS Cross Fault - The SOS Cross Fault domain strikes approximately N20E and contains the near-vertical SOS cross fault. This is a small fault that terminates against the SOS fault to the north and the SOS dike to the south.

South - The South domain contains the South area of mineralization. This area of mineralization is more stratigraphically controlled and appears to follow the contact between the Upper Comus shale and limestone.

14.3.1.3      Mag Zone

The Mag Zone is an extension of previously mined mineralization on the eastern portion of the project. Mineralization in the Mag Zone trends beneath the Mag pit through altered shale, and is more of a disseminated stratigraphic mineralization than the Range Front and CX Zones. Gustavson visually evaluated the assay data in the Mag Zone on cross-section and found that the mineralization is restricted to a single lithology. Gustavson found that a +0.005 opt grade population represents a continuous zone of mineralization. A higher grade + 0.075 opt grade population was identified interior to the main mineralized envelope. These grade breaks were used to construct grade shell domains representative of the lithology and grade of the modeled zone. The grade shell domains were used as soft boundaries designed to replicate the gradational changes indicated by the drill hole assay data.

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N
12500 N
12000 N
11500 N
11000 N
10500 N
10000 N
9500 N
9000 N
8500 N
8000 N
7500 N
10000 E
0500 E
1000 E
1500 E
2000 E
2500 E
3000 E
3500 E
1" = 500'
0 100 200 300 400 500 600 700 800 900 1000
Domain
+0.005 OPT
+0.075 OPT
Mag Zone Level 4500
GUSTAVSON ASSOCIATES
GEOLOGISTS · ENGINEERS · ECONOMISTS · APPRAISERS

Figure 14-3 Grade Shells in Mag Zone-4500-foot Elevation

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Figure 14-4 Pinson Mine Geology and Structural Domains

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14.4      Drill Hole Interval Data

14.4.1      Structural Domains

The mineralized structure domains were used to code the assay intervals between the hanging wall and footwall of each structure by assigning an integer value to indicate the structure intersected by the assay interval. Assay intervals which fall outside of the mineralized structure domains were not used to estimate block grades. Descriptive statistics (Tables 14-2 through 14-5) were calculated for the individual mineralized structure domains to evaluate the validity of the domain and aid in determining the methodology used for block estimation.

Table 14-2 Domain Codes

Domain	Code
CX Fault	1
SOS Fault	2
SOS Dike	3
CX Hanging Wall Fault Splays	4
CX Fault Foot Wall Splay	14
SOS Cross Fault	6
CX West Fault - Ogee	7
Range Front Fault	9
Adams Peak Shear Zone	10
Linehole North Fault	11
Otto Stope	12
CX West – Ogee Grade Shell	17
Range Front Fault Grade Shell	19
Adam’s Peak Shear Zone Grade Shell	20
Linehole North Fault Grade Shell	21
Otto Stope Grade Shell	22
Mag Unmineralized Zone	13
Mag +0.005 opt	50
Mag +0.075 opt	90
South	15

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Table 14-3 Range Front Fault Zone

Range Front Fault Zone
Domain	Samples	Minimum opt	Maximum opt	Mean opt	Std. Dev. opt
CXW-Ogee	9087	0.000	1.297	0.004	0.027
High Grade	1976	0.000	3.400	0.266	0.427
Total	11063	0.000	3.400	0.051	0.208
Range Front Fault	2997	0.000	0.550	0.005	0.018
High Grade	334	0.000	2.194	0.212	0.285
Total	3331	0.000	2.194	0.025	0.111
Adams Peak	3791	0.000	0.194	0.003	0.011
High Grade	248	0.000	2.162	0.198	0.281
Total	4039	0.000	2.162	0.015	0.085
Linehole North	575	0.000	0.161	0.004	0.014
High Grade	104	0.000	1.699	0.248	0.379
Total	679	0.000	1.699	0.041	0.173
Otto Stope	340	0.000	0.145	0.004	0.014
High Grade	156	0.000	2.657	0.257	0.374
Total	496	0.000	2.657	0.084	0.241

Table 14-4 CX Fault Zone

CX Fault Zone
Domain	Samples	Minimum opt	Maximum opt	Mean opt	Std. Dev. opt
CX Fault	4078	0.000	4.100	0.075	0.187
SOS Fault	439	0.000	0.656	0.020	0.065
SOS Dike	272	0.000	0.846	0.057	0.130
CX Hanging Wall Splays	574	0.000	1.066	0.038	0.104
SOS Cross Fault	275	0.000	1.458	0.026	0.105
CX Footwall Wall Splay	56	0.000	1.256	0.192	0.263
South	1021	0.000	0.360	0.024	0.039

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Table 14-5 Mag Zone

Mag Zone
Domain	Samples	Minimum opt	Maximum opt	Mean opt	Std. Dev. opt
0	15643	0.000	0.030	0.001	0.001
+0.005	10097	0.000	0.468	0.024	0.026
+0.075	1500	0.001	0.605	0.126	0.079
Total	27240	0.000	0.605	0.017	0.038

14.4.2      Mineralized Structure Domain Analysis

Geologic modeling highlighted the importance of the structural intersections and the potential effect of these intersections on mineralization. Cumulative Frequency Plots (CFPs) were created for AuFA sample data for each mineralized structure domain to statistically evaluate the domain sample population distributions compared to one another (Figure 14-5). Using the CFPs, Gustavson created three groupings of statistically similar data.

Figure 14-5 Range Front Fault and Adam’s Peak Shear Zone Cumulative Frequency Plots

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The Range Front Fault domain and the Adam’s Peak shear zone domain intersect at the southern terminus of the Adam’s Peak shear zone and have similar data distributions. The similarity in distribution indicates that the data represent a single population, and should be estimated together. The other three domains in the Range Front Zone; the CX West-Ogee, Otto Stope, and Linehole North domains, also have similar cumulative frequency diagrams and are treated as a single population. Each mineralized structure domain in the CX Zone is geologically related to the CX fault, as indicated by the statistical similarities identified between the associated CFPs.

14.5      Capping

CFPs associated with each of the newly combined domains were used to cap the gold values. Each CFP was evaluated to identify the grade of the samples at which point there was no longer any support for the individual sample grades. A cap of 1.8 opt was applied to the Range Front fault and Adams Peak shear domains. A cap of 2.0 opt was applied to all domains in the CX Zone (except the South domain), and a cap of 3.0 opt was applied to the CX West-Ogee, Otto Stope, and the Linehole North domains. No capping was applied to the Mag or South domains as there are not any statistical outliers, and the higher grade zones are supported by additional drill hole assay data.

14.6      Compositing

14.6.1      Range Front Zone

Drillhole composites in the Range Front Zone domains were created within the mineralized structure domains and were broken at each domain boundary. Composites were calculated at intervals as close to five feet as possible, but interval lengths were adjusted to be equal between domain boundaries.

14.6.2      CX Zone

Composites in the CX Zone structural domains were created within the domains and were broken at each boundary. Composites were calculated at intervals as close to five feet as possible, but interval lengths were adjusted to be equal between domain boundaries.

The South domain composites were calculated into intervals as close to 20 feet as possible within the +0.005 opt grade shell, but interval lengths were adjusted to be equal between domain boundaries.

14.6.3      Mag Zone

The Mag Zone domain was composited into as close to 20 feet as possible within the individual grade shells, but interval lengths were adjusted to be equal between domain boundaries.

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14.7	Variography

A variogram analysis was completed for the Range Front Fault domain, the CX West-Ogee domain, the CX Fault domain, the South domain, and the Mag Zone to establish the spatial variability of mineralization within each domain. Variography establishes the appropriate contribution to grade estimation that any single composite should have when estimating a block volume value within a model. This is determined by comparing the orientation and distance of each sample composite to the variability of other samples of similar relative direction and distance. All variograms were generated using a Pairwise Relative method.

Figure 14-6 CX Directional Variogram

Variograms were calculated for multiple horizontal and vertical orientations within each domain. A variogram was calculated for each 22.5° horizontal increment starting at an azimuth (strike) of 0° or true north. Vertical variograms were then calculated at 15° increments representing the dip. The variograms representing the maximum continuity were modeled in three perpendicular directions to develop search ellipsoid axis orientations. The mineral resources within South domain and Mag domains were estimated using an ordinary kriging algorithm and therefore utilized the variogram model parameters in the estimation. The directions of maximum continuity and the subsequent ranges for the five variograms are summarized in Table 14-6.

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Table 14-6 Directional Variogram Summary

Domain	Mag	South	CX West - Ogee	Range Front Fault	CX Fault
Strike	340	0	67.5	15	60
Dip Direction	70	90	337.5	105	150
Dip	50	15	75	60	50
Model Type	Spherical	Spherical	Spherical	Spherical	Spherical
C0	0.11	0.25	0.18	0.25	0.24
C1	0.89	0.40	0.40	0.53	0.63
C2	—	0.35	0.42	0.22	0.13
Strike Range (ft)	200	135	53	143	174
Dip Range (ft)	125	267	143	124	105
Tertiary Range (ft)	75	85	38	87	42

14.8	Estimation Methodology

The project was split into three block models, one each for the Range Front, CX, and Mag Zones to minimize each block model size. The block models were sub-blocked in the mineralized structure domains and along the grade shell domains to better define the areas using block sizes appropriate for the associated sample spacing and intended mining method. The mineralized structural domains in the Range Front and CX Zones (except South domain) have a maximum block size of 10 ft per side, with sub-blocking to 5-foot intervals as appropriate. The Mag Zone has maximum block size of 20 ft per side in the mineralized areas with a minimum of 5 ft per side along the boundaries of the grade shells. The South domain uses the same block sizes found in the Mag Zone with the blocks representing the CX Zone removed (Figure 14-7). The block models were not rotated so that they may be merged into a complete model for future mine planning.

Table 14-7 Block Model Dimensions

	CX Zone		RF Zone		Mag Zone
	Min	Max	Min	Max	Min	Max
Easting	4500	11500	7500	13500	10020	13500
Northing	6000	12000	9000	14000	7000	14000
Elevation	1800	6400	1800	6400	1800	6400

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5800 Elev
5600 Elev
5400 Elev
5200 Elev
5000 Elev
4800 Elev
4600 Elev
4400 Elev
4200 Elev
4000 Elev
9000 N
8800 N
8600 N
8400 N
8200 N
8000 N
7800 N
7600 N
N
Cx South Domain
Cx Fault Domain
1" = 200'
0 50 100 150 200 250 300 350 400
CX Zone
GUSTAVSON ASSOCIATES

Figure 14-7 CX Domains

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Gold grades were estimated using two different methods. The structurally controlled mineralized domains of the Range Front and CX Zones were estimated using an Inverse Distance 2.5 algorithm with dynamic search directions. Dynamic search directions allow for a more accurate estimation by utilizing a unique search direction for each individual block. Instead of using a set axis rotation, each block has a uniquely oriented search ellipse best suited for following the mineralization in the immediate vicinity. The orientation of the search ellipses in the Range Front and CX Zones is based on the structural interpretation of each associated domain. The mineralized structure models created by picking the footwall and hanging wall of mineralization in each domain were used to estimate the dip and dip direction of the mineralization in each block. This allows the search ellipses to rotate with the interpreted trend of the mineralization, thus giving better continuity to the final estimation.

The Mag Zone and South domain in the CX Zone were estimated using Ordinary Kriging. These domains were estimated using a single search ellipse orientation as the mineralization was not constrained to a structural zone and more appropriately modeled with a single direction.

14.8.1	Range Front Zone

Each domain in the Range Front Zone was estimated in two parts. The first estimation was done completely inside the +0.05 opt grade shell using only composites residing inside of the grade shell to estimate block gold grades. The second part used all composites within the mineralize structure domain to estimate block gold grades. The search volumes used with the dynamic search directions in the block estimation process for the domains were defined by variogram model ranges. Composites near structural intersections were allowed to be used in the estimation of blocks in another domain as long as they were within the defined search volume. The domains determined above (Section 14.5.2) to be statistically similar used the same search volumes. The estimation of the block grades was completed in three passes (for each of the two parts) varying both distance and sample requirements. The first pass required a minimum of 5 composites and a maximum of 9 composites with no more than 3 composites from a single drill hole to estimate a block. The second and third passes were estimated using a minimum of 3 and a maximum of 9 composites with no more than 3 coming from a single drill hole. The first two passes used a single ellipsoid variogram search distance. The final pass used 4-times the ellipsoid variogram search distance. The estimation parameters for the each of the domains in the Range Front Zone are given in the table below.

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Table 14-8 Range Front Zone Estimation Parameters

	Range Front Fault			CX West-Ogee Fault
Domain	Adams Peak Shear Zone			Linehole NorthOtto Stope
	1st	2nd	3rd	1st	2nd	3rd
	Pass	Pass	Pass	Pass	Pass	Pass
Min Composites	5	3	3	5	3	3
Max Composites	9	9	9	9	9	9
Max per Hole	3	3	3	3	3	3
Primary	143	143	572	143	143	572
Secondary	124	124	496	53	53	212
Tertiary	87	87	348	38	38	152

14.8.2	CX Zone

Each domain in the CX Zone was estimated using composites within the mineralized structural domains. The search volumes used with the dynamic search directions in the block estimation process for the domains were defined by variogram model ranges. Composites near structural intersections were allowed to be used in the estimation of blocks in another domain as long as they were within the defined search volume. The domains determined above (Section 14.5.2) to be statistically similar used the same search volumes. The estimation of the block grades was completed in three passes varying both distance and sample requirements. The first pass required a minimum of 5 composites and a maximum of 9 composites with no more than 3 composites from a single drill hole to estimate a block. The second and third passes were estimated using a minimum of 3 and a maximum of 9 composites with no more than 3 coming from a single drill hole. The first two passes used a single ellipsoid variogram search distance. The Final pass used 4-times the ellipsoid variogram search distance. The estimation parameters for the CX Zone are given in the table below.

The South domain was estimated using ordinary kriging for which the variogram model is the basis. Composites interpreted to be part of the CX Fault domain were excluded for the estimation of the South Domain (Figure 14-4). The estimation of the block grades was completed in three passes varying both distance and sample requirements. The first pass required a minimum of 3 composites and a maximum of 15 composites, with no more than two composites from a single drill hole within the variogram range for the estimation of a block. The second pass was estimated using a minimum of 2 composites and a maximum of 15 with no more than two coming from a single drill hole within the variogram range. The final pass was estimated use using a minimum of 2 composites and a maximum of 15 with no more than two coming from a single drill hole within the 2 times variograms range.

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Table 14-9 CX Zone Estimation Parameters

Domain	CX Structural Domains			South Domain
	1st	2nd	3rd	1st	2nd	3rd
	Pass	Pass	Pass	Pass	Pass	Pass
Min Composites	5	3	3	3	2	2
Max Composites	9	9	9	15	15	15
Max per Hole	3	3	3	2	2	2
Primary	174	174	696	267	267	534
Secondary	104	104	416	135	135	270
Tertiary	42	42	168	85	85	170

14.8.3	Mag Zone

The Mag domains were estimated using ordinary kriging in three parts. Each domain was estimated in three passes varying both distance and sample requirements. The blocks defining +0.075 opt Grade shell were estimated using composites from within the +0.005 opt and +0.075 opt grade shells. The blocks defining the +0.005 opt grade shell were estimated using all composites from the Mag zone. The blocks defining the remaining portion of the Mag Zone were estimated using composites that reside outside of the +0.075 opt grade shell. The first pass required a minimum of 3 composites with no more than two composites from a single drill hole and a maximum of 15 composites within the variogram range for the estimation of a block. The second pass was estimated using a minimum of 2 composites and a maximum of 15 with no more than two coming from a single drill hole within the variogram range. The final pass was estimated use using a minimum of 2 composites and a maximum of 15 with no more than two coming from a single drill hole within the 2 times variograms range.

Table 14-10 Mag Zone Estimation Parameters

Domain	Mag Zone
	1st	2nd	3rd
	Pass	Pass	Pass
Min Composites	3	2	2
Max Composites	15	15	15
Max per Hole	2	2	2
Primary	200	200	400
Secondary	125	125	250
Tertiary	75	75	150

14.9	Validation

The individual block models were evaluated in three ways. First, the block model was visually inspected on bench plans and cross sections to insure that the composite grades are properly honored in the block grades (Figures 14-8 through 14-10). Second, the global statistics for the drill holes, composites, and blocks were compared to one another. Finally, swath plots were created to compare the drill hole, composites, and block grades over sectional regions.

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30000
10000 E
5500 Elev
5500 Elev
W
E
Adams Peak Shear Domain
5000 Elev
5000 Elev
CX-West Ogee Domain
Otto Stope Domain
Range Front Fault
Domain
4500 Elev
4500 Elev
4000 Elev
3500 Elev
Block Model Gold Content
(opt)
[ABSENT]
[0,0.1]
[0.1,0.125]
[0.125,0.15]
[0.15,0.2]
[0.2,0.3]
[0.3,0.5]
[0.5,CEILING]
GUSTAVSON ASSOCIATES
West East Projection Section 11540.00 N
Scale 1" = 250.0'
10000 E

Figure 14-8 Drill Hole and Block Model Comparison

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9000 E
9200 E
9400 E
9600 E
9800 E
10000 E
10200 E
10400 E
5400 Elev
5200 Elev
5000 Elev
4800 Elev
4600 Elev
4400 Elev
4200 Elev
4000 Elev
3800 Elev
3600 Elev
W
E
1" = 200'
0 50 100 150 200 250 300 350 400
Block Model Gold Content
(troy Ounces per Short Ton)
[0,0.005)
[0.005,0.01)
[0.01,0.025)
[0.025,0.05)
[0.05,0.1)
[0.1,CEILING]
CX Zone
GUSTAVSON ASSOCIATES
GEOLOGISTS · ENGINEERS · ECONOMISTS · APPRAISERS
Composites are depicted as triangles

Figure 14-9 Drill Hole and Block Model Comparison

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10500 E
11000 E
11500 E
12000 E
12500 E
13000 E
13500 E
11500 N
11000 N
10500 N
10000 N
9500 N
9000 N
8500 N
8000 N
N
1" = 400'
0 100 200 300 400 500 600 700 800
Block Model Gold Content
(troy Ounces per Short Ton)
[0,0.005)
[0.005,0.01)
[0.01,0.025)
[0.025,0.05)
[0.05,0.1)
[0.1,CEILING)
Mag Zone Level 4500
GUSTAVSON ASSOCIATES
GEOLOGISTS - ENGINEERS - ECONOMISTS - APPRAISERS
Composites are depicted as triangles

Figure 14-10 Drill Hole and Block Model Comparison

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The descriptive statistics provide a global check that the sample populations of the drill holes, composites, and blocks are similar and that each step in the estimation process is smoothing the estimation error within reason (Table 14-11).

Table 14-11 Descriptive Statistics

Domain	Sample Type	Samples	Min	Max	Mean	Std. Dev.
CXZ All Samples	Drill Hole Samples	5,638	0.000	4.100	0.064	0.169
	Composite Samples	5,598	0.000	2.000	0.062	0.157
	Block Grade	917,435	0.000	1.987	0.051	0.083
RFZ All Samples	Drill Hole Samples	19,608	0.000	3.400	0.040	0.175
	Composite Samples	19,296	0.000	2.951	0.040	0.153
	Block Grade	2,378,488	0.000	2.366	0.030	0.094
RFZ Grade Shell Sample	Drill Hole Samples	2,818	0.000	3.400	0.252	0.398
	Composite Samples	2,221	0.000	3.000	0.240	0.357
	Block Grade	260,450	0.000	2.366	0.237	0.181
Mag	Drill Hole Samples	25,740	0.000	0.468	0.010	0.020
	Composite Samples	6,834	0.000	0.119	0.010	0.017
	Block Grade	2,284,642	0.000	0.050	0.003	0.004
Mag +0.005 Grade Shell	Drill Hole Samples	27,240	0.000	0.605	0.017	0.038
	Composite Samples	7,230	0.000	0.344	0.016	0.033
	Block Grade	1,674,351	0.000	0.221	0.013	0.015
Mag +0.075 Grade Shell	Drill Hole Samples	11,597	0.001	0.605	0.126	0.079
	Composite Samples	3,018	0.048	0.344	0.126	0.046
	Block Grade	96,875	0.066	0.242	0.126	0.027
South	Drill Hole Samples	1,021	0.000	0.360	0.024	0.039
	Composite Samples	365	0.000	0.259	0.023	0.034
	Block Grade	204,802	0.001	0.220	0.023	0.022

Swath Plots provide an idea of how the model estimated the grade in a particular area by creating a series of swaths through the model. The figures below demonstrate that the block models are adequately representing the data used to estimate in the appropriate areas. There are no significant changes in grade without the samples to support the change.

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Figure 14-11 CX Fault Zone Swath Plot

14.10	Mineral Resource Classification

14.10.1	Range Front Zone

The measured class was assigned to blocks estimated from a minimum of 7 composites from 3 drill holes within a full variogram ellipsoid search distance. The indicated class was assigned to blocks estimated from a minimum of 3 composites within a full variogram ellipsoid search distance. The indicated class was assigned to blocks estimated from a minimum of 3 composites within 4 times the variogram ellipsoid search distance.

14.10.2	CX Zone

The CX Fault, SOS Fault, SOS Cross Fault, SOS Dike, and CX Hanging Wall Splay domains assigned a classification of measured to blocks estimated from a minimum of 7 composites from 3 drill holes within a full variogram ellipsoid search distance. The indicated class was assigned to blocks estimated from a minimum of 3 composites within a full variogram ellipsoid search distance. The indicated class was assigned to blocks estimated from a minimum of 3 composites within 4 times the variogram ellipsoid search distance.

The CX Foot Wall Splay domain was entirely assigned to the inferred category as there was not sufficient geologic and assay data to classify measured or indicated resources.

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The South domain measured class was assigned to blocks estimated from a minimum of 3 composites from 3 drill holes within a full variogram ellipsoid search distance. The indicated class was assigned to blocks estimated from a minimum of 2 composites within a full variogram ellipsoid search distance. The indicated class was assigned to blocks estimated from a minimum of 3 composites within 2 times the variogram ellipsoid search distance.

14.10.3	Mag Zone

The Mag domains assigned the measured class to blocks estimated from a minimum of 5 composites from 3 drill holes within a full variogram ellipsoid search distance. The indicated class was assigned to blocks estimated from a minimum of 2 composites within a full variogram ellipsoid search distance. The indicated class was assigned to blocks estimated from a minimum of 3 composites within 2 times the variogram ellipsoid search distance.

14.11	Mineral Resource Estimation

The mineral resources reported below are separated into two categories. Resources amenable to underground mining methods and resources amenable to open pit mining methods. The open pit mineral resources are reported within an optimized pit shell using a spot gold price of $1,750 and preliminary mining costs. The current gold price was used to limit isolated or high stripping ratio pods of mineral from the resource with a criteria of potential economic viability. The recovery is based on a model of cyanide soluble gold grades, and operating costs are based on the 2011 budget at Atna’s Briggs operation in southwestern Nevada, which is assumed to be similar in production rate to the Mag pit.

Mining cost:	$1.23	ton
Crushing:	2.25	ton (2 Stage Crushing)
Leach & Plant:	$2.50	ton
G&A:	1.3	ton
Total Process	6.05	/ton ore
NSR Royalty:	6%
Refining & Trans Cost:	$1.57	/oz
Gold Price	$1750.00	/oz
Leach Recovery	variable	Based on Model

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Table 14-12 Open Pit Mineral Resources

Open Pit Mineral Resources (Imperial)

								Measured +
Cutoff		Measured			Indicated	Contained		Indicated			Inferred
Gold		Gold	Contained		Gold	ounces		Gold	Contained		Gold	Contained
opt	Tons	opt	ounces Au	Tons	opt	Au	Tons	opt	ounces Au	Tons	opt	ounces Au
0.005	26,291,100	0.029	770,700	5,123,000	0.050	255,600	31,414,100	0.033	1,026,300	1,035,200	0.029	29,900
0.010	21,158,900	0.035	732,000	4,307,400	0.058	249,600	25,466,300	0.039	981,700	824,400	0.034	28,300
0.015	16,999,400	0.040	681,000	3,652,700	0.066	241,500	20,652,100	0.045	922,600	659,000	0.040	26,200
0.020	13,988,700	0.045	628,500	3,198,500	0.073	233,800	17,187,300	0.050	862,200	531,600	0.045	24,100
0.025	11,474,200	0.050	572,200	2,837,000	0.080	225,700	14,311,200	0.056	797,900	426,800	0.051	21,700
0.030	9,338,900	0.055	513,500	2,495,100	0.087	216,200	11,834,000	0.062	729,700	356,800	0.055	19,800

Open Pit Mineral Resource by Area, 0.010 oz/ton Au cut-off (Imperial)

								Measured +
		Measured			Indicated	Contained		Indicated			Inferred
		Gold	Contained		Gold	ounces		Gold	Contained		Gold	Contained
Zone	Tons	opt	ounces Au	Tons	opt	Au	Tons	opt	ounces Au	Tons	opt	ounces Au
Mag Pit	20,631,000	0.034	711,100	2,703,800	0.074	200,900	23,334,800	0.039	912,000	533,000	0.038	20,300
South Zone	527,900	0.040	21,000	1,603,600	0.030	48,800	2,131,500	0.033	69,700	291,400	0.028	8,000
Summary	21,158,900	0.035	732,000	4,307,400	0.058	249,600	25,466,300	0.039	981,700	824,400	0.034	28,300

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Underground Mineral Resources (Imperial)

								Measured
								+
Cutoff		Measured			Indicated			Indicated			Inferred
Gold		Gold	Contained		Gold	Contained		Gold	Contained		Gold	Contained
opt	Tons	opt	ounces Au	Tons	opt	ounces Au	Tons	opt	ounces Au	Tons	opt	ounces Au
0.100	3,037,200	0.257	781,700	2,516,000	0.266	668,400	5,553,300	0.261	1,450,100	4,204,900	0.269	1,129,500
0.150	2,244,000	0.304	683,100	1,719,700	0.332	570,900	3,963,700	0.316	1,254,000	3,013,500	0.326	982,800
0.200	1,619,100	0.355	575,000	,300,700	0.383	498,000	2,919,800	0.368	1,073,000	2,236,200	0.378	845,900
0.250	1,171,900	0.405	474,900	934,300	0.444	415,000	2,106,200	0.423	889,900	1,722,800	0.424	730,600
0.300	828,700	0.459	380,700	606,600	0.534	324,000	1,435,300	0.491	704,700	1,253,500	0.480	601,200
0.500	206,100	0.715	147,300	291,500	0.701	204,200	497,600	0.706	351,600	481,600	0.617	297,100

Underground Mineral Resource by Area, 0.20 oz/ton Au cut-off (Imperial)

								Measured
								+
		Measured			Indicated			Indicated			Inferred
		Gold	Contained		Gold	Contained		Gold	Contained		Gold	Contained
Zone	Tons	opt	ounces Au	Tons	opt	ounces Au	Tons	opt	ounces Au	Tons	opt	ounces Au
Ogee/CX-West	398,000	0.405	161,100	385,700	0.402	155,200	783,700	0.404	316,300	433,700	0.324	140,400
Range Front	459,700	0.325	149,300	363,500	0.345	125,400	823,100	0.334	274,700	447,200	0.319	142,800
Adams Peak	415,100	0.341	141,600	129,200	0.287	37,100	544,300	0.328	178,700	79,100	0.292	23,100
Otto Stope	29,700	0.523	15,500	122,800	0.400	49,100	152,400	0.424	64,600	290,500	0.361	105,000
Linehole North	2,200	0.245	500	121,200	0.633	76,700	123,400	0.626	77,200	760,400	0.489	372,000
CX Fault & splays	314,400	0.340	107,000	178,500	0.306	54,600	492,900	0.328	161,600	225,400	0.278	62,600
Summary	1,619,100	0.355	575,000	1,300,700	0.383	498,000	2,919,800	0.368	1,073,000	2,236,200	0.378	845,900

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15.	ADJACENT PROPERTIES (Item 23)

During Atna’s acquisition of the Pinson Project, they did not require the entirety of the Barrick property position at Pinson. Barrick still controls a halo of land surrounding the Pinson Project, and there are no known mineral occurrences on this property.

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16.	OTHER RELEVANT DATA AND INFORMATION

Gustavson believes that there is no other information that affects the current presentation of the Pinson mineral resource.

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17.	INTERPRETATIONs AND CONCLUSIONS (Item 25)

The Pinson Project has a measured and indicated resource of 982 thousand contained ounces of gold and an additional inferred resource of 28 thousand ounces of gold potentially minable by open pit methods. The project also has a measured and indicated resource of 1.07 million contained ounces of gold and an additional inferred resource of 846 thousand ounces of gold potentially minable by underground methods. Gustavson believes that part of this resource could be converted to a minable reserve with very little further work.

Additional exploration drilling has the potential to increase this total as well as upgrade inferred resource. At this size, the Pinson Project has the potential to be economically viable as both a surface and an underground operation.

Though all of the inferred resource will not convert to a category with higher confidence, the serendipitous discovery of the Ogee zone gives evidence that high grade pods of ore-grade mineralization, of adequate size to exploit, lie within the Pinson Project area and the existing drill pattern. In this study, small isolated high grade zones have not been considered, leaving significant upside exploration and resource potential.

To make the transition to development of the underground resource, the following tasks should be completed:

•	Additional drilling including underground development ring drilling targeting early production, probably CX West, Range Front, and Ogee. At least a small part of these zones need to be drilled on 40 to 50 foot centers to confirm grade continuity along undulating structures which forms the basis of this resource estimation. Alternatively, and/or additionally, test mining in some of the better defined zones will provide a good test of continuity along the structures, while also providing the potential to re-coup costs from the sale of the ore mined, and to refine metallurgical parameters. This work will also confirm in-stope mining conditions.

•	The oxide/transition/sulfide boundary deeper in the Pinson deposit requires additional work to more clearly define the detailed metallurgical character of the zones. This needs to be remodeled overall, and confirmed in the zones scheduled for the first 2 years of production;

•	A firm processing scenario and toll milling contracts must be developed with the necessary negotiations and cost trade off studies to bring ore transport and treatment costs to a feasibility level.

Risks to this resource estimate include:

•	Short range variability of resource grades that cannot be adequately modeled with the current drilling density. This can be mitigated by a development drilling program which will help to add definition for short to medium term planning:

•	The successful exploitation of this resource may be dependent on high gold prices. While the price considered in this evaluation is well below current market price, high gold prices cannot be guaranteed in the future.

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18.	RECOMMENDATIONS (Item 26)

Because both the Pinson Project and neighboring projects are mature, with years of mining and process experience, Gustavson recommends that the Pinson Project be moved toward a feasibility study of the envisioned underground operation. Prior to a feasibility study the following tasks should be completed.

•	Identify the permit requirements for a project of this type in the current regulatory environment and commence permitting efforts. Estimate $20,000.

•	Initiate discussions on toll milling the ore to establish tolling costs and transport costs to a feasibility level.

•	Re-evaluate all available data to refine modeled oxide versus refractory ore boundaries.

•	Drive pre-development workings to improve access to mineralized zones for additional drill sampling and to facilitate future development works. Estimated quantity: 500 ft. at $2,500/ lineal ft.

•	Complete a development drilling campaign (mostly underground) of about 3,000 ft.

•	Initiate early development and test mining to confirm continuity in the potential ore zones and evaluate underground rock conditions and mining techniques.

•	Pre-feasibility study including:

o	Detailed cross sectional and level-plan mine design;

o	Oxide sulfide ore definition;

o	Production scheduling including preliminary quotes for capital and operating costs adequate to develop a detailed mine plan and economic model;

o	Preliminary evaluation of the surface minable resources with additional metallurgical sampling, preliminary pit design engineering, permitting and cost analysis;

o	Estimated cost $200,000.

Table 18-1 Estimated Costs to Achieve Feasibility Decision Point

Task	Cost
Update Permitting Requirements	$20,000
Toll Milling Discussions	Atna Management
Development Drilling	$300,000
Pre Development Drifting	$1,250,000
Pre Feasibility Study	$200,000
Total	$1,770,000

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Pinson Project	NI 43-101 Technical Report on Mineral Resources

19.	REFERENCES (Item 27)

Arehart, G.B., Chakurian, A.M., Tretbar, D.R., Christensen, J.N., McInnes, B.A. and Donelick, R.A., 2003, Evaluation of radioisotope dating of Carlin-type deposits in the Great Basin, western North America, and implications for deposit genesis: Economic Geology, v. 98, p. 235-248.

Benchmark Maps, 2003, Nevada road and recreation atlas: Medford, OR; 95 p.

Bristol, W., 2005, 2006, Internal company memoranda.

Bureau of Land Management (BLM, Winnemucca Field Office), 2001, Granite Creek administrative draft environmental assessment N63-EA01-xx, prepared for Pinson Mining Company, 47 p.

Chevillon, V., Berentsen, E., Gingrich, M., Howald, B. and Zbinden, E., 2000, Geologic overview of the Getchell Gold Mine geology, exploration and ore deposits, Humboldt County, Nevada, in Crafford, A.E.J. (ed.). Geology and ore deposits 2000: the Great Basin and beyond: Geological Society of Nevada Symposium Proceedings, Field Trip # 9, Geology and ore deposits of the Getchell region, Humboldt County, Nevada, p. 113-121.

Cline, J.S., 2004, Introduction to Carlin-type deposits: Soc. Econ. Geologists Newsletter, No. 59 (Oct. 2004), p. 1.

Crafford, E.J., 2000, Overview of regional geology and tectonic setting of the Osgood Mountains region, Humboldt County, Nevada, in Crafford, A.E.J. (ed.). Geology and ore deposits 2000: the Great Basin and beyond: Geological Society of Nevada Symposium Proceedings, Field Trip # 9, Geology and ore deposits of the Getchell region, Humboldt County, Nevada, p. 69-83.

Davis, B.M., 1997, Some Methods of Producing Interval Estimates for Global and Local Resources: SME Preprint 97-5,4p.

Davis, D.A. and Tingley, J.V., 1999, Gold and silver resources in Nevada: Nev. Bureau of Mines & Geology Map 120.

Dawson Metallurgical Laboratories, Perry Allen-Metallurgist, 2005 & 2006, Memoranda regarding metallurgical test results and analysis, 2005 & 2005, Unpublished report to company.

Edmondo, G., 2004, 2005, 2006, Internal company memoranda.

Edmondo, G., McDonald, D., and Stanley, W.R.; Technical Report Update, Pinson Gold Property, Humboldt County, Nevada, Atna Resources, Ltd. June 1, 2007

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Atna Resources, Ltd.	References
Pinson Project	NI 43-101 Technical Report on Mineral Resources

Erickson, R.L. and Marsh, S.P., 1974, Geologic Map of the Iron Point Quadrangle, Humboldt County, NV: U.S. Geological Survey Geologic Quadrangle Map GQ-1175, scale 1:24,000.

Foster, J.M. and Kretschmer, E.L., 1991, Geology of the MAG deposit, Pinson Mine, Humboldt County, Nevada, in Raines, G.L., Lisle, R.E., Schafer, R.W., and Wilkinson, W.H. (eds.), Geology and ore deposits of the Great Basin: Geological Society of Nevada, 1990 Symposium Proceedings, p. 845-856.

Foster, J.M., 1994, Gold in arsenian framboidal pyrite in deep CX core hole DDH-1541: Unpublished Pinson Mining Company Report, June 21, 1994.

Hays, B., Koehler, S., Hart, K. and Whittle, T., 2004, Cortez Joint Venture Field Trip, in Carraher, R., Zbinden, E. and O'Malley, P. (eds.), Geological Society of Nevada Special Publication No. 40: New discoveries, exploration and mining activities along the central and southern Battle Mountain-Eureka trend, Lander and Eureka Counties, Nevada, p. 91-115.

Hofstra, A.H. and Cline, J.S., 2000, Characteristics and models for Carlin-type gold deposits: Reviews in Economic Geology, v. 13, p. 163-220.

Ilchik, R.P. and Barton, M.D., 1997, An amagmatic origin of Carlin-type gold deposits: Economic Geology, v. 92, p. 269-288.

Johnston, M.K. and Bessel, M.W., 2004, Carlin-type and distal-disseminated Au-Ag deposits: Related distal expressions of Eocene intrusive centers in north-central Nevada: Soc. Econ. Geologists Newsletter, No. 59 (Oct. 2004), p. 12-14.

Jones, A.E., 1991, Tectonic significance of Paleozoic and early Mesozoic terrane accretion in northern Nevada: University of California, Berkeley, Ph.D. dissertation, 256 p., 3 maps.

Kretschmer, E.L., circa 1983, Guidebook geology of the Pinson Mine. Unidentified report, 10 p.

MacKerrow, D.G., Whitney, M. and Ridgley, V., 1997, Geology at the Twin Creeks Mine, Humboldt County, Nevada: History, Development, Operations and Potential. Unpublished report.

Minefill Services Inc., J. Roland Tosney, November 2005, Atna Pinson Project – Review of Geotechnical Data and Preliminary Mining and Ground Support Recommendations. Unpublished technical memorandum.

Minefill Services Inc., J. Roland Tosney, December 2005, Atna Pinson Project – Cemented Rockfill Aggregate Assessment. Unpublished technical memorandum.

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Pinson Project	NI 43-101 Technical Report on Mineral Resources

Madden-McGuire, D.J. and Marsh, S. P., 1991, Lower Paleozoic host rocks in the Getchell gold belt: Several distinct allocthons or a sequence of continuous sedimentation?: Geology, v.19, p. 489-492.

McLachlan, C.D., Struhsacker, E.M. and W.F.Thompson, 2000, The gold deposits of Pinson Mining Company: a review of the geology and mining history through 1999, Humboldt County, Nevada, in Crafford, A.E.J. (ed.). Geology and ore deposits 2000: the Great Basin and beyond: Geological Society of Nevada Symposium Proceedings, Field Trip # 9, Geology and ore deposits of the Getchell region, Humboldt County, Nevada, p. 123-153.

Nevada Department of Employment, Training & Rehabilitation, 2004. (http://detr.state.nv.us/lmi/data/wages/TOC011.htm)

Ridgley, V., 2004, 2005, 2006, Internal company memoranda.

Seedorff, E. and Barton, M.D., 2004, Enigmatic origin of Carlin-type deposits: an amagmatic solution?: Soc. Econ. Geologists Newsletter, No. 59 (Oct. 2004), p. 14-16.

Sim, Robert, March 2005, Technical Report on the Pinson Gold Property, Humboldt County, Nevada, Atna Resources internal report (also filed on SEDAR).

Sim, Robert, December 2005, Revised Technical Report on the Pinson Gold Property, Humboldt County, Nevada, Atna Resources internal report (also filed on SEDAR).

Sierra Pacific Economic Development Office, 2004. (http://econdev.sierrapacific.com/sppc/county/humboldt/bus_overview/)

Stenger, D.P., Kesler. S.E., Peltonen, D.R. and Tapper, C.J., 1998, Deposition of gold in Carlin-type deposits: The role of sulfidation and decarbonation at Twin Creeks, Nevada: Economic Geology, v. 93, p. 201-215.

Stewart, J.H., 1980, Geology of Nevada, Nevada Bureau of Mines and Geology Special Publication 4, 136 p.

Stoddard, S.W., Feeney, S., Verre, K., Wong, L. and Harris, T.R., 1999, Humboldt County Economic Development Profile: University of Nevada, Reno, University Center for Economic Development, Technical Report 99/2000-11, 59 p.

Thompson, W.F., 2003, [Geologic] Scoping Report for the Pinson Properties: Internal company report (March 2, 2003)

Tingley, J.V., 1998, Mining districts of Nevada: Nev. Bureau of Mines & Geology Report 47, 128 p.

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Pinson Project	NI 43-101 Technical Report on Mineral Resources

Wallace, A., and Wittkopp, R.W., 1983, The mode of occurrence of gold at the Pinson Mine as determined by microprobe analyses, and metallurgical implications: Unpublished Pinson Mining Company Report.

Water Management Consultants, Inc., 1998, Results of Hydrogeologic and geochemical studies at Pinson and provisional closure plan for the CX and MAG pits: Consulting report, July 1998.

Winnemucca, NV web site

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Appendix A

Drill Collar Data

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
AMW-001	960	9857.5	10652.4	4764.7
AMW-002	600	9938	10173.6	4725
APCX-201	440	10047.5	10236	4720.3
APCX-203	845	10178	9891.7	4974.9
APCX-204	980	10465.6	10144.6	5006.3
APCX-206	222	10260.9	10666.2	4759.4
APCX-211	1010	10642.4	10433.5	5033.1
APCX-213	1100	10683.1	10329.9	5024.5
APCX-214	1020	10632.1	10204.2	5017.3
APCX-216	1045	10455.6	9966.3	5035.3
APCX-218	1080	10599.7	9871.1	5021.5
APCX-219	1160	10614.7	10094	5018.9
APCX-220	1247	10757.7	9825.3	5015.5
APCX-224	1439	10683.9	9536.9	5015.5
APCX-226	1412	10336.4	9356.7	5051.4
APRF-202	788.5	9804.1	11877.1	5230.5
APRF-205	674	9541.5	11893.9	5245.3
APRF-207	635	9494.5	11709.1	5246.3
APRF-208	1090	9629	11358.3	5140.1
APRF-209	676	9567.3	11452	5141.7
APRF-210	645	9333.9	11359	5162.9
APRF-212	980	9911.3	11824.4	5209.2
APRF-215	1010	9853.9	11621.1	5161.7
APRF-217	920.5	9458.4	11050.3	5175.7
APRF-221	1832	10344.5	11185	5094
APRF-222	650	9272.4	11293.8	5156.6
APRF-223	1300	9907.2	11478.6	5130.8
APRF-225	1387	10144.1	11266.5	5107.9
APRF-227	780	9384.4	11197.1	5155.5
APRF-228	500	9146.6	11313.7	5162.6
APRF-229	432	10206.4	11241.5	5103.9
APRF-229A	1515	10203.4	11235.5	5103.9
APRF-230	924.5	9858.9	11624.1	5161.7
APRF-231	1000	9720.2	12114.1	5260
APRF-232	732.3	9629.5	11474.4	5144
APRF-233	560	9657	11454.4	5144
APRF-234	563	9540	11408.9	5142
APRF-235	360	9379.5	11393	5163
APRF-236	822	9491.7	11210.4	5155
APRF-237	975	9506.8	11209.3	5155
APRF-238	815	9520.6	11275.4	5155

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
APRF-239	957	9809.7	11602.6	5161
APRF-240	422.5	9384	11393.8	5163
APRF-241	552	9267.5	11695.8	5290
APRF-242	400	9434.1	12265.7	5330
APRF-243	443	9459	12149.8	5300
APRF-244	525	9430.2	12046	5280
APRF-245	650	9624.3	12159.4	5275
APRF-246	672	9637.1	11919.1	5255
APRF-247	795	9692.6	12002.3	5255
APRF-248	745	9508.5	11698.8	5246.5
APRF-249	726	9550.7	11750.3	5225
APRF-250	675	9542.9	11891	5245
APRF-251	748	9658.1	11820.4	5238
APRF-252	739	9728.9	12116.6	5260
APRF-253	845	9860	12259.3	5245
APRF-254	475	9267.1	11695.4	5290
APRF-255	588	9550.1	11753.5	5225
APRF-256	750	9653.6	11819.9	5238
APRF-257	724	9644.3	11928.6	5255
APRF-258	625	9502.8	11693.7	5246
APRF-259	693.5	9691	12001.9	5255
APRF-260	719.3	9546.2	11406.3	5142
APRF-261	669	9535.4	11412.8	5142
APRF-262	655	9383.3	11389.6	5163
APRF-263	605	9263	11692.5	5290
APRF-264	765	9622.8	11475.8	5144
APRF-265	655	9543	11747.6	5225
APRF-266	614	9538.5	11750.1	5225
APRF-267	810	9903.1	11804.9	5212
APRF-268	905	9725.5	12110.2	5255
APRF-269	500	9105.4	11283.2	5162
APRF-270	550	9630.4	11347.5	5140.1
APRF-271	529	9661.5	11448.7	5144
APRF-272	500	9086	11075.3	5160
APRF-273	600	8950.2	10870.8	5220
APRF-274	600	10335.3	11247.9	5096
APRF-275	600	9346.6	11342.9	5163
APRF-276	1100	9703.8	11547.7	5163
APRF-277	1100	9856.2	11472.8	5131
APRF-278	500	9823.7	11585.1	5161
APRF-279	780	9545.373	11413.27	5142
APRF-280	800	9632.9	11476.2	5144

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
APRF-281	550	9167	11114	5160
APRF-282	600	8959.2	11167.3	5150
APRF-283	770	9550	11417.5	5144
APRF-284	780	9547	11427.7	5144
APRF-285	550	9117	11090	5160
APRF-286	400	9100	11079	5160
APRF-287	350	9110	11085	5160
AT-29	148	7460.99	8984.03	5310
ATA-31A	102	7985.95	9220.94	5250
ATA-31B	100	7991.06	9170.09	5262
ATA-34	125	7962.98	9375.08	5245
ATA-34B	110	7965.02	9377.05	5241
ATA-35	110	8089.96	9464.01	5215
ATA-36	90	8082.02	9558.9	5218
ATA-38	105	8047.98	9609.97	5220
ATA-39	110	7984.98	9660.01	5215
ATA-40	211	7915.03	9704.92	5211
ATLA-144	270	-11600	-13799.9	4635
ATLA-145	340	-11600	-12300	4615
ATLA-146	350	-12120	-12289.9	4633
ATLA-147	350	-13370	-12310.1	4660
BB-30	5	5078.02	5226.95	5220
BCXC-001	700	10176.65	9574.731	5052.6
BCXC-002	1134.6	10181.82	9572.024	5052.704
BCXC-004	735	10266.99	9737.942	5040.037
BCXC-005	694.9	9795	10137	4725
BCXC-008	1027.3	10467.92	9978.893	5034.543
BCXC-009	1046.5	10610.93	10090.49	5018.825
BCXC-013	700	10631.4	10285.94	5014.872
BCXC-014	1114	10611.05	10301.08	5015.173
BCXC-015	412	10285	10553	4763
BCXC-017	900	10721.05	10448.39	5027.386
BCXC-018	1138.4	10370.34	9847.716	5037.729
BCXC-042	800	10730.53	10339.75	5023.482
BCXC-044	1231	10654.11	10210.46	5018.961
BCXC-045	783	10191.58	10517.69	4700.165
BCXC-046	1523	10665.46	10204.35	5019.598
BCXC-048	653	10121.54	10429.49	4700.908
BCXC-049	452	10549.2	10923.8	5056.984
BCXC-061	1383.5	10834.97	10173.22	5019.38
BCXR-050	400	10664.87	10823.54	5037.81
BD-0	5	5948.98	6088	5347

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
BD-1	120	6033.04	6010.86	5343
BD-2	215	6475.98	6562.15	5337
BD-4	485	4877	5858.09	5255
BD-5	445	5219.99	6653.06	5333
BD-6	500	4419.03	7027.03	5427
BD-7	505	4343.95	6604.96	5372
BD-791	5	5979	6028	5338
BD-8	500	4521.98	6182.97	5302
BD-9	505	5008.95	7048.08	5373
BMAG-001C	601	12080.55	9555.9	4701.08
BMAG-002C	501	12221.82	9729.48	4689.63
BMAG-003C	650.3	11813.55	9544.427	4700.006
BMAG-004C	393	11823.84	9650.883	4699.853
BMAG-005C	750	12221.48	9728.592	4690.097
BMAG-006C	704	12174.9	9901.01	4685.816
BMAG-007R	300	11144.58	11299.85	4827.399
BMAG-008C	501	11211.39	11498.87	4823.988
BMAG-009C	180	11314.94	11301.74	4825.641
BMAG-010C	130	11162.45	11198.8	4831.644
BMAG-011C	600	12106.46	10047.27	4685.999
BMAG-012C	702.2	12052.7	10254.67	4698.008
BMAG-013C	700	11981.84	10447.56	4694.409
BMAG-014C	700	11839.94	10754.15	4689.23
BMAG-015C	414	11175.75	12304.64	5081.5
BMAG-016C	577	11239.67	12520.42	5092.78
BMAG-017C	280	12538.45	8693.73	4887.49
BMAG-018C	320	12685.05	8796.57	4878.59
BMAG-019C	901	12694.35	9046.51	4880.09
BMAG-020C	980	12673.2	9351.58	4884.26
BPIN-001	400	12073.3	9512.8	4700.2
BPIN-002	1940	11945.7	9502.4	4701.3
BPIN-003	1000	11945.7	9502.4	4701.3
BPIN-004	3003.3	12798.3	9919.1	4883.7
BPIN-007C	2085	10586.17	12506.59	5167.728
BPIN-008	2000	10999.59	12391.13	5111.02
BPIN-009	1644	10608.4	12151.65	5139.68
BPIN-010C	2845.5	12532.04	17267.56	5211.301
BPIN-011	1100	13622	6944	4800
BPIN-011A	2778	13613.72	6926.423	4801.122
BPW-2	1200	9802.34	10553.87	4762.54
BPW-3	1400	10188.08	9474.639	5056.954
BPW-5	1400	10387.03	11126.62	5093.854

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
BPZ0802	1340	11070.54	9224.373	4995.797
BRFC-001	602	9139.894	10869.28	5212.342
BRFC-002	618	9151.98	10919.25	5211.414
BRFC-003	666	9147.421	10921.76	5211.714
BRFC-004	740	9348.474	11026.51	5188.662
BRFC-005	800	9344.688	11028.57	5188.419
BRFC-007	583	9340.26	11345.98	5162.3
BRFC-008	1500	9495.192	11209.87	5149.545
BRFC-009	843	9395.284	11282.65	5154.101
BRFC-010	962.2	9399.963	11279.6	5154.14
BRFC-012	900	9533.25	11409.62	5141.71
BRFC-013	1200	9541.26	11405.92	5141.7
BRFC-015	485.6	9212.095	11754.54	5325.723
BRFC-017	900	9486.494	11689.49	5246.827
BRFC-018	568.7	9488.319	11688.57	5246.816
BRFC-019	1590	9908.362	11477.51	5131.488
BRFC-020	500	9641.638	11809.33	5236.507
BRFC-020A	1057.5	9644.778	11806.75	5232.701
BRFC-022	800	9870.824	11643.88	5165.539
BRFC-023	1199	9873.756	11642.57	5165.607
BRFC-024	600	10256.65	11505.64	5123.56
BRFC-025	1500	10371.92	11400.5	5103.51
BRFC-026	1200	10022.47	11718.68	5179.207
BRFC-027	1501	9908.362	11477.51	5131.488
BRFC-028	1300	10032.4	11716.41	5185
BRFC-029	1200	10403.5	11037.75	5079.55
BRFC-030	1700	10042.1	11549.5	5148.114
BRFC-031	1200	10412.52	11033.42	5079.8
BRFC-032	1225	9386.72	11201.24	5155.17
BRFC-033	1210	9294.74	11008.15	5200.36
BRFC-034	1000	10286.48	10587.17	4757.95
BRFC-035	1400	10169.16	9513.64	5054.98
BRFC-036	1340	10157.26	11490.71	5139.03
BRFC-037	1560	10042.02	8675.951	5106.298
BRFC-038	1260	10816.35	9202.285	5009.133
BRFC-039	548	9051.568	11155.04	5150.852
BRFC-040	502	9063.629	11259.53	5156.416
BRFC-041	600	10297.93	11268.73	5103.442
BRFC-043	337	9904.422	11478.35	5131.218
BRFC-047	2005	10655.59	10776.54	5038.205
BRFC-051	1200	10154.91	11887.05	5183.415
BRFC-052	1000	10559.7	12516.91	5167.14

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
BRFC-053	200	9202.19	11768.75	5324.59
BRFC-054	574	9194.19	11740.29	5325.26
BRFC-055	677	9219.31	11764.91	5324.87
BRFC-056	459	9221.1	11793.41	5324.37
BRFC-057	551	9238.03	11785.29	5324.26
BRFC-058	620	9528.38	11781.41	5232.25
BRFC-059	1510	10990.13	12400.24	5111.18
BRFC-060	523.1	9493.48	11692.17	5246.78
BRFC-062	1380	10433.48	12501.69	5170.55
BRFC-063	700	10225.27	12104.06	5193.813
BRFC-064	1325	11277.66	12889.05	5087.513
BRFC-065	520	9216.472	11733.68	5324.032
BSCR-003	1750	13300	24299.8	5347
BSCR-004	355	13475.9	25357.1	5242
BSCR-005	865	13028.52	25519.31	5310
BSCR-006	1360	14617.1	24111.5	5245
C-731	175	10683.95	13448.9	5176
C-7310	90	9444.96	18820	5500
C-7311	80	12775.06	25170.11	5387
C-7312	80	10949.98	21470.11	5432
C-7313	105	10575.02	21445.02	5470
C-7314	60	10020.06	21409.89	5548
C-7315	135	13300.01	24299.86	5347
C-7316	165	12836.96	24429.99	5369
C-7317	60	13369.98	25145.07	5238
C-732	135	10171.97	13443.07	5260
C-7327	55	11114.98	25619.96	5520
C-7328	245	10814.94	15705.05	5225
C-7329	300	10549.96	15689.91	5250
C-733	85	10066.01	15130.04	5344
C-7330	260	10364.95	15659.94	5220
C-7331	205	10560.04	14957.14	5241
C-7332	160	10555.97	15134.98	5240
C-7333	80	10289.97	15278.13	5275
C-7334	120	10200.01	17379.89	5405
C-7335	245	9960.03	17345.08	5443
C-7336	305	10405.03	17360.02	5380
C-7337	245	10660.03	17400.08	5348
C-7338	265	10834.97	17409.95	5330
C-7339	140	11089.93	17375.01	5300
C-734	35	10256.05	14819.12	5282
C-7340	130	11310	17290.13	5274

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
C-7341	135	9765.02	17300.03	5480
C-7342	225	9710.04	17719.99	5502
C-7344	130	10820.03	18979.91	5403
C-7345	125	10429.98	20074.97	5499
C-7346	45	10199.95	20060	5500
C-7347	85	9965.04	20090.12	5515
C-735	145	10555.93	14460.14	5229
C-736	90	9280.04	20399.92	5602
C-737	75	9790.06	19689.94	5547
C-738	80	9489.96	20119.93	5575
C-739	135	9820	18215	5435
CA-101	327	9434.06	16833.91	5629
CA-104	298	11120.01	24998.04	5548
CA-107	330	12535.98	25156.04	5414
CA-108	323	12205.97	25176.96	5443
CA-109	310	11836.97	25108.02	5485
CA-82	90	9623.98	10394.91	5119
CA-83	600	9942.97	11023.01	5128
CA-86	345	9443.01	10542.91	5145
CA-88	540	9894.07	11751.91	5204
CA-89	295	9557.04	12014.98	5272
CA-93	434	10607.04	15998.01	5280
CA-95	355	9631	17037.95	5566
CA-97	340	10240.96	16076.04	5375
CA-98	457	9883.94	16138.92	5410
CX1-8830	220	2749.99	10159.89	6180
DDH-1	163	8041.05	9272.04	5245
DDH-1540	680	9404	9415	5159
DDH-1541	1453	10939.96	9998.98	5000
DDH-1542	1871	10652	9819	5017
DDH-1543	794	10311	9032	5063
DDH-2	276	8563.94	9469.97	5199
DDH-3	1385	9008.02	9018.86	5291
DDH-4	1500	11326.98	11031	5000
DDH-5	705	12524.99	18340.05	5258
EBXGS-1	1520	15349.23	9990.14	4782
EBXGS-2	1560	15353	8845.16	4745
EBXGS-3	1850	15930.8	10042.27	4767
GMWCX-1	565	9844.6	12588.1	5256.2
GMWCX-2	700	8409.5	11701.2	5578.4
GMWCX-3	495	8236.11	10619.52	5321
GMWCX-4	705	7785.3	7991.5	5333.6

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
GMWCX-5	525	10341.3	8970.7	5071.3
HPC-070A	1156	10419.66	10684.51	3885.8
HPC-075	1906	10587.87	10925.97	5055.3
HPC-125	2128	11677.9	14314.73	5095.9
HPC-127	2472	11459.89	11334.7	4663.8
HPC-142	238	11876.98	10224.12	4626.8
HPC-143	240	11961.16	9883.05	4578.4
HPC-144	2001	10145.8	11656.9	5157.5
HPC-145	1784	10712.5	13108.8	5162.4
HPC-146	2078.5	10587.86	10919.53	5055.7
HPC-147	3000	13099.08	15448.97	5084
HPC-148	1696	11180.48	16366.31	5243.9
HPC-150	1524	10628.35	17705.91	5337.7
HPC-152	1887	10351.76	11997.49	5172.8
HPC-153	1800	10558.3	18860.4	5410.8
HPC-156B	1285	9922.29	10838.11	4818.2
HPC-158	1545	10438.12	11353.56	5096.2
HPC-159	1728.6	10687.41	11898.37	5071.6
HPC-160	1500	10076.36	10590.75	4700
HPC-161	2120	10603.94	11748.17	5064.6
HPC-162	1840	10383.05	11149.17	5086.9
HPC-164	1771.8	11465.92	12508.35	5081.2
HPC-166	2025.5	12313.95	16676.04	5177.1
HPC-167	2500	12838.88	19178.98	5257.3
HPC-170	2071.2	11649.52	11307.92	4746
HPC-171	2037.5	9628.81	12168.72	5273.7
HPC-172	1936	10537.19	13488.02	5199.9
HPC-173	2226	10646.3	10100.48	5019.7
HPC-174	1475	10264.98	9737.49	5040.1
HPC-175	2505	11451.86	13978.16	5098.3
HPC-176	2241.8	11663.31	14814.13	5101.5
HPC-177	2422	12372.2	14954.66	5060.7
HPC-178	1484	7548.44	7749.1	5340.5
HPC-179	1493.6	13417.59	24965.67	5307.3
HPC-187	1580	10747.13	9293.56	5017.5
HPC-188	1791.5	11559.81	9756.21	4699.7
HPC-192	2011	3871.7	5735.1	5382.8
HPC-196	1701	2063.4	7376	5600
HPC-197	1840	6670.5	4252.8	5100
HPC-199	2421.8	12933.8	11537.2	4974.2
HPM-168	2085	15036.56	11987.29	4857.1
HPM-169	2538	16007.07	9513.74	4747.1

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
HPM-180	2400	21252.53	11888.94	4674.3
HPM-181	2400	27736.26	18775.65	4680.5
HPM-182	2480	16015.99	5603.9	4661.1
HPM-183	2140	21639.38	16023.68	4753.2
HPM-184	2095	14011.26	13663.07	4948.4
HPM-185	1520	16349.49	16290.8	4969.3
HPM-186	1996	17142.16	11970.77	4784.4
HPM-189	2390	25195.02	15869.32	4676.3
HPM-190	2350	27996.67	15002.22	4628.1
HPM-191	1900	15454.96	7441.25	4712.9
HPM-193	2240	19257.9	8272.4	4656.9
HPM-195	2508	24588.4	11994.3	4629.1
HPM-198	2410	29939.8	16999.2	4630
HPP-200	880	872.2	9044.9	5867.9
HPR-001	625	9152.71	9990.54	5126.5
HPR-002	1200	9045.51	9869.36	5118.2
HPR-003	845	9104.11	10735.26	5203.9
HPR-004	705	8689.52	10984.31	5278.1
HPR-005	1000	8671.21	10730.01	5250.7
HPR-006	800	8678.92	10982.36	5278.4
HPR-007	1200	9267.19	11806.36	5320
HPR-008	700	9273.66	11446.04	5238.4
HPR-009	1080	9519.15	11439.89	5213.2
HPR-010	400	8592.28	10949.89	5287.9
HPR-011	780	8456.33	10531.5	5243
HPR-012	1500	9702.6	10796.22	4981
HPR-013	1500	9849.74	11027.77	4979.5
HPR-014	600	8917.03	9696.75	5055.2
HPR-015	1120	9856.87	11320.92	4977.5
HPR-016	1200	12673.57	7338.86	4854.4
HPR-017	1200	12072.15	6743.41	4845.9
HPR-018	1200	11956.96	8082.06	4906.9
HPR-019	1325	11454.02	7566.35	4907.3
HPR-020	425	8642.23	10966.56	5279.4
HPR-021	425	8502.72	10916.07	5279
HPR-022	740	9606.02	11631.08	5230.2
HPR-023	1000	9669.95	11719.11	5234.4
HPR-024	800	9711.62	11821.09	5238.5
HPR-025	145	9861.2	11365.88	4978.2
HPR-026	125	9871.4	11274.2	4977.2
HPR-027	100	9771.08	11261.58	4979
HPR-028	1200	10150.68	11996.23	5196.6

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
HPR-029	945	9456.03	11657.97	5264.2
HPR-030	700	9859.22	11652.55	5191.7
HPR-031	700	9928.62	11762.2	5203.2
HPR-032	700	9968.19	11935.3	5212.9
HPR-033	1150	9407.28	11157.85	5191.1
HPR-034	500	9015.09	11605.79	5326.9
HPR-035	555	9252	11812.23	5321.3
HPR-036	1025	10309.5	11596.62	5132.4
HPR-037	880	9553.36	11741.69	5229.9
HPR-038	1050	9511.58	11446.33	5213.2
HPR-039	1200	9545.48	11585.02	5238.6
HPR-040	1420	10260.07	11505.74	5123.6
HPR-041	1290	10127.63	12009.92	5196.9
HPR-042	1115	10691.73	10743.42	5037
HPR-043	800	10612.69	10852.52	5048.7
HPR-044	775	9785.32	11214.09	4941.1
HPR-045	85	11454.87	11350.22	4662.6
HPR-046	105	11463.15	11306.67	4662.3
HPR-047	1160	9780.4	11168.81	4940
HPR-048	500	10331.56	11249.6	5097.4
HPR-049	700	10417.96	11130.66	5086
HPR-050	980	9799.92	11858.57	5230.7
HPR-051	790	9795.52	11861.73	5232
HPR-052	660	8961.76	9229.67	5275
HPR-053	330	9099.53	9532.83	4964.7
HPR-054	450	9277.54	9575.54	4987.7
HPR-055	400	9273.97	9582.35	4987.8
HPR-056	540	9451.52	9583.09	5010.6
HPR-057	570	9604.29	9604.87	5029.7
HPR-058	360	9092.26	9536.28	4964.4
HPR-059	1600	9838.81	11348.53	4939.4
HPR-065	585	9882.13	9525.21	5112.9
HPR-066	460	9844.8	9960.19	4938.2
HPR-067	800	10725.49	10444.81	5027.6
HPR-068	800	9914.74	9736.67	5065.4
HPR-069	450	10125.46	11477.96	5138.6
HPR-070	1840	10736.59	10559.02	5029
HPR-071	1000	9952.46	12141.07	5227.2
HPR-072	1495	10371.7	12231.1	5176.2
HPR-073	815	9840.88	9479.56	5110.6
HPR-074	965	9886.23	12506	5247.7
HPR-076	915	9844.29	9502.19	5106.6

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
HPR-077	840	9983.55	9580.35	5059.4
HPR-078	900	10065.4	9731.15	5049.1
HPR-079	660	9475.92	9597.7	5013.9
HPR-080	700	10649.11	10066.77	5023.3
HPR-081	650	9728.02	9644.78	5045.9
HPR-082	740	9848.82	9677.78	5067.8
HPR-083	675	10393.53	10311.81	4940.3
HPR-084	425	9742.11	9645.34	5045.7
HPR-085	1055	10347.4	9919.01	5039.5
HPR-086	930	10494.48	9995.04	5042.4
HPR-087	370	9097.72	9525.48	4964.6
HPR-088	410	8921.1	9689.51	5054.7
HPR-089	350	10314.8	11694.41	5143
HPR-090	455	9882.87	11699.09	5200.7
HPR-091	380	10304.33	11599.08	5132.8
HPR-092	250	10032.44	11716.41	5185.1
HPR-093	260	10069.68	11835.71	5185.2
HPR-094	280	9408.82	11597.91	5266
HPR-095	190	9545.43	11875.57	5244.2
HPR-096	200	9464.71	11798.91	5248.9
HPR-097	320	9437.97	11672.04	5265.7
HPR-098	465	8841.51	11685.51	5403.7
HPR-099	450	10362.41	11807.21	5150.5
HPR-100	550	9115.17	11641.33	5337.9
HPR-101	335	9094.41	11664.04	5339.7
HPR-102	1230	10313.13	9831.89	5041.5
HPR-103	1300	10509.04	12880.97	5186
HPR-104	2065	11433.39	12359.33	5064.6
HPR-105	2015	6213.31	5973.48	5334
HPR-106	1840	11863.77	12879.85	5036.4
HPR-107	940	11720.99	10096.28	4541.4
HPR-108	600	8989.3	11845.16	5397.9
HPR-109	500	12068.06	9598.86	4697.8
HPR-110	900	10174.75	9751.55	5045.1
HPR-111	525	10333.12	9824.19	5040.6
HPR-112	1060	10345.24	9846.26	5039.8
HPR-113	820	8947.23	8945.77	5295.5
HPR-114	840	8847.99	8867.03	5300.5
HPR-115	900	7674.89	8153.53	5350.1
HPR-116	400	8257.24	9062.67	5085.1
HPR-117	325	7884.09	8914.85	5110.1
HPR-118	420	8161.61	9224.96	5075.4

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
HPR-119	400	9643.5	11813.37	5233.2
HPR-120	985	10469.06	9977.82	5038.8
HPR-121	405	8030.34	8961.39	5104.9
HPR-122	700	7706.53	8471.35	5327.7
HPR-123	800	7709.04	8456.98	5327.8
HPR-124	810	7707.28	8448.86	5328
HPR-126	2055	15493.35	19731.41	5101.8
HPR-128	1765	11176.49	13467.69	5116.8
HPR-129	620	11523.57	9838.03	4764.7
HPR-130	800	8953.21	8948.43	5295.9
HPR-135	1240	11620.18	19937.39	5366.5
HPR-136	280	9652.09	11940.38	5254.6
HPR-137	180	9650.74	12041.17	5260.6
HPR-138	700	8966.69	11744.32	5370.8
HPR-139	520	9217.84	11703.57	5324.7
HPR-140	350	9300.08	11548.19	5275.2
HPR-141	1205	10930	13920	5173.7
HPR-149	2045	15112.58	9428.26	4772.5
HPR-151	3660	22998.69	18611.05	4758.8
HPR-154	3010	33735.19	14201.89	4588.4
HPR-155	2490	16465.4	19802.56	5041.7
HPR-157	2482	11717.11	4662.43	4757.5
HPR-163	980	11490.15	12499.45	5076.3
HPR-194	740	895.4	9048.2	5867.9
JM-7210	100	7493.96	5069.96	5015
JM-7211	350	5740.99	6416.96	5353
JM-7212	285	5848.94	6621.97	5369
JM-723	165	4799.96	3560.05	5234
JM-726	245	-186.97	3822.07	5401
JM-727	200	-377.96	4372.04	5491
JM-728	220	7547.01	4985.08	5021
JM-729	100	7496.98	5074.91	5015
JM-731	315	7575.95	4936.1	5021
JM-7310	205	7605.96	5057.87	5011
JM-7311	5	7962.95	5115.01	5015
JM-7316	240	2316.01	1333.08	5082
JM-7317	185	2223.05	1248.85	5063
JM-7318	65	3267	4947.94	5347
JM-7319	65	3009.99	4899.91	5365
JM-732	190	7715.95	4946.05	5002
JM-7320	65	3374.94	4969.92	5333
JM-7321	65	3519.94	4980.03	5309

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
JM-7322	115	2529	4760.05	5396
JM-7323	205	7499.01	5126.14	5033
JM-7324	265	7551.02	5123.03	5031
JM-7325	185	7587.96	5122.92	5028
JM-7326	245	7650.02	5121.9	5024
JM-7327	205	7687	5105.04	5018
JM-7328	250	7784.03	5094.95	5006
JM-7329	185	7890.97	5120.94	4991
JM-733	155	7019.93	5091.01	5123
JM-7330	225	7982.05	5124.95	4981
JM-7331	225	8080.96	5096.07	4996
JM-7332	60	8190.93	5051	4954
JM-7333	165	8440.98	4953.13	4926
JM-7334	240	8165.02	4999.92	4947
JM-7335	115	8197.98	5096.14	4952
JM-7336	185	8216.95	5136.09	4948
JM-7337	265	7733.98	5362.06	5001
JM-7338	45	8274.95	5032.87	4944
JM-734	345	7189.01	5075.98	5074
JM-735	220	7358.99	5015.92	5047
JM-736	220	7466.01	5004.91	5022
JM-737	5	7771	4998.15	4980
JM-738	245	7537.01	5065	5013
JM-739	5	7624.04	5055.07	5010
LH1	42	10945.27	11865.39	4985
LH2	42	10938.04	11859.01	4985
LH3	42	10926.14	11846.2	4986
LH4	42	10954.85	11870.48	4985
LH5	42	10916.54	11832.86	4985
LH6	42	10961.97	11873.62	4985
LH7	42	10952.94	11864.76	4982
LH8	42	10969.1	11874	4983
LH9	42	10958.31	11867.68	4982
MAG94-1	145	11698.98	10401.05	4605
MAG94-2	145	11710.98	10218.08	4605
MAG94-3	145	11571.06	10520.92	4582
MW-1	5	7986.04	9728	5213
MWa-2	5	13432	9194.15	4838
OCR-1	505	10700.01	16300.02	5250
OCR-10	505	12299.96	18149.97	5266
OCR-11	505	11975.06	17299.95	5224
OCR-12	505	12339.97	17279.94	5225

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
OCR-13	505	12680.02	17280.1	5210
OCR-14	740	13099.98	17970.04	5202
OCR-15	655	12699.93	17939.86	5235
OCR-16	505	12740.03	18740.06	5250
OCR-17	740	13120.03	18300.01	5213
OCR-18	585	13179.96	18690.07	5218
OCR-19	500	12000.02	19270.05	5320
OCR-2	400	11050	16300.02	5258
OCR-20	500	11499.98	19800.09	5374
OCR-21	500	11750.05	19539.95	5345
OCR-22	560	12300.04	19060.09	5293
OCR-23	700	15690.01	19919.97	5098
OCR-24	580	11125.02	20140.05	5420
OCR-25	430	10727.94	20420.12	5460
OCR-26	505	10250.04	20524.99	5501
OCR-27	500	10484.94	20889.93	5488
OCR-28	475	9940	19589.96	5525
OCR-29	505	7780	19504.96	5935
OCR-3	460	11400.05	16300.01	5200
OCR-30	385	9355	18419.92	5540
OCR-4	500	11749.97	16300.01	5165
OCR-5	505	12100.02	16300.01	5168
OCR-6	505	12449.94	16300	5148
OCR-7	500	11599.96	17699.92	5263
OCR-8	505	15209.95	17920.1	5085
OCR-9	505	11949.99	17899.94	5282
OG-1	120	3014.01	4483.04	5331
OG-10	120	3339.97	3900.1	5287
OG-11	105	3294.99	4000.1	5283
OG-12	175	3409.95	3764.93	5299
OG-13	230	2294.97	3269.94	5260
OG-14	200	2255.05	3305.1	5245
OG-15	120	2209.97	3350.1	5245
OG-16	105	-324.98	1024.96	5198
OG-17	65	-479.99	1155.03	5205
OG-18	75	-445.06	1119.95	5202
OG-19	70	-410	1085.12	5200
OG-2	105	3119.98	4305.02	5310
OG-20	75	-370.01	1049.96	5198
OG-21	700	7765.94	8685.98	5372
OG-22	480	7285.01	7873.03	5348
OG-3	105	3499.99	4089.99	5289

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
OG-4	105	3066.93	4393.9	5320
OG-5	105	2821	4597.97	5358
OG-6	105	2910.93	4546.99	5346
OG-7	165	3234.98	4236.12	5293
OG-8	155	3314.98	3950.02	5280
OG-9	150	3379.95	3844.93	5284
OG1-155-1	98	9763.92	11441.68	4782.03
OG1-155-1AC	223	9763.968	11441.53	4782.705
OG1-155-2C	251.5	9764.638	11441.19	4779.786
OG1-155-3C	262	9764.26	11441.39	4777.47
OG10-335-1C	550	10036.29	11101.33	4776.553
OG10-335-2C	564	10036.64	11101.49	4775.145
OG12-335-2C	235	9963.363	11384.17	4776.7
OG2-155-1C	201	9829.06	11416.96	4780.51
OG3-155-1AC	169	9830.641	11542.3	4776.618
OG3-155-2C	320	9830.85	11541.98	4771.83
OG3-155-3C	302	9828.41	11545.71	4761.83
OG3-155-4C	303	9827.5	11547.42	4761.19
OG4-155-1C	115	9846.06	11633.91	4760.15
OG4-155-2C	222	9846.399	11633.48	4752.891
OG4-155-3C	357	9844.77	11636.1	4747.79
OG5-155-1C	221	9875.7	11688.6	4751.16
OG5-155-2	340	9875.86	11688	4743.23
OG5-155-3AC	221	9875.92	11688.54	4741.63
OG5-155-3C	282	9875.98	11688.4	4742.1
OG5-155-4C	402	9875.15	11689.76	4740.69
OG6-155-1	280	9912.64	11714.9	4747.2
OG6-155-2	283	9912.83	11714.73	4745.66
OG6-155-3	312	9912.87	11714.56	4744.17
OG6-155-4	322	9912.94	11714.29	4743.51
OG6-155-5	403	9912.6	11715.09	4740.24
OG6-155-6	368	9912.52	11715.62	4739.89
OG6-155-7	374	9912.38	11716.01	4739.05
OG6-155-8	479	9912.17	11716.86	4739.53
OG7-155-1C	362	9961.17	11733.82	4741.02
OG7-155-2C	382	9960.65	11734.79	4740.12
OG7-155-3	367	9960.42	11735.55	4754.76
OG8-140-1C	444	10011.78	11752.46	4743.28
OG8-140-2C	503	10011.72	11752.63	4742.85
OG8-155-1C	383	10011.42	11751.03	4744.51
OG8-155-2C	398	10011.15	11751.55	4743.59
OG8-155-3C	500	10010.76	11751.73	4742.94

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
OG8-155-4C	793	10010.47	11752.57	4742.48
OSG-1	1000	9970.01	-5659.94	4520
OSG8-1	460	7269.98	-3370	4675
OSG884-1	740	10104	-502.95	4722
OSG884-2	725	14220.98	4917.1	4694
OSG884-3	700	11061.07	1554.09	4718
OSG884-4	805	11543.98	1316.12	4686
OSG888-1	760	4744.97	-3402.99	4764
OSG888-2	505	4919.99	-4696.04	4714
OSG888-3	425	6592.98	-1308.09	4769
OSG888-4	300	6572.01	-1191.98	4778
OSG888-5	500	6845.98	-1214.98	4747
OSG888-6	425	6511.93	-895.95	4789
OSG904-1	505	10254.98	1490.09	4767
OSG908-1	505	4820.05	-1619.98	4864
OSG908-2	505	4870.04	-2210.13	4837
OSG914-1	605	9989.94	1459.94	4783
PAC-1	405	10320.95	14524.01	5272
PAC-10	425	10484.97	13774.97	5217
PAC-11	405	10409.96	13633.93	5228
PAC-12	440	10376.99	13525.96	5234
PAC-13	505	10655.98	13754.9	5192
PAC-14	270	10407.06	14199.05	5257
PAC-15	250	10496.99	14388.1	5235
PAC-16	325	10559	14061.04	5220
PAC-17	360	10689.02	14387.94	5207
PAC-18	355	10454.04	14015.01	5243
PAC-19	370	10638.02	14803.09	5223
PAC-2	425	10300.03	14217.07	5289
PAC-20	355	11380.99	14639.1	5135
PAC-21	435	11284.98	12886.94	5087
PAC-22	325	10981.03	12800.93	5116
PAC-23	485	11133.98	13286.98	5113
PAC-24	500	11195.98	13457.98	5117
PAC-25	340	11266.93	13633.09	5116
PAC-26	440	10583.04	12895.99	5177
PAC-27	465	10724.02	13125.95	5161
PAC-28	500	10805.01	13572.93	5163
PAC-29	500	11576.97	14313.09	5102
PAC-3	420	10278.05	13937.14	5274
PAC-30	500	11218.98	14213.96	5133
PAC-31	505	11815	14818.99	5094

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
PAC-32	305	10615.03	14358.91	5216
PAC-33	405	10487.98	14699.04	5244
PAC-34	505	10734.98	15039.03	5211
PAC-35	255	10299.03	14088.07	5288
PAC-36	255	10229.98	14214.97	5308
PAC-37	450	10608.02	14191	5213
PAC-38	505	11133.04	13804.07	5136
PAC-39	180	10656.96	14148.94	5203
PAC-4	505	10481.06	13894.05	5226
PAC-40	230	10681.93	14307.05	5203
PAC-41	320	10706.06	14359.91	5205
PAC-42	120	10463.98	14342.14	5238
PAC-43	145	10515.01	14275.04	5229
PAC-44	310	10589.96	14412.08	5224
PAC-45	180	10582.02	14145.92	5216
PAC-46	270	10560.95	14461.06	5228
PAC-47	130	10418.97	14474.9	5254
PAC-5	500	10550	14506	5234
PAC-6	500	10408.01	14101.03	5264
PAC-7	505	10504.99	14189.94	5233
PAC-8	405	10414.98	14528.97	5255
PAC-9	505	10588.93	13973.03	5213
PED-11	470	-16060	-16209.9	4675
PED-12	380	1760.02	-5980.01	4720
PED-14	330	-11050.1	-16250.1	4520
PED-7	165	-760.01	-2330.09	4955
PM-808	5	12774.98	26230	5328
PM86-10	300	8799.93	19309.92	5657
PM86-11	300	7630.01	20830.11	5750
PM86-12	260	10760.05	21780.03	5452
PM86-13	400	12530.04	20495	5311
PM86-14	430	12705.01	20005.06	5295
PM86-15	280	13475.98	25357.11	5242
PM86-3	505	2360.04	-5979.88	4703
PM86-4	780	15229.98	15359.92	4986
PM86-5	700	12618.98	15267.08	5088
PM86-6	745	12649.96	4734.9	4744
PM88-6	505	-430.02	-3439.92	4887
PM88-7	760	-440	-1990.06	4965
PM88-8	600	3940	-6329.9	4658
PM8912-2	565	-2680	-1849.96	5085
PM8914-1	490	-5779.96	-8539.9	4760

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
PM8914-2	375	-6589.97	-8625.1	4785
PM8916-1	305	9919.99	21920.11	5565
PM8918-1	500	2290.01	-8790.11	4600
PM8920-1	385	8909.95	19090.08	5595
PM8920-2	220	8584.99	20554.87	5755
PM8930-1	245	3129.97	10599.96	6400
PM8936-2	505	-1479.99	6549.95	5740
PM9012-2	275	-880.06	-3560.03	4895
PM9012-3	500	-1589.97	-1500.08	5014
PM9014-1	505	-7180.07	-8629.89	4789
PM9014-2	505	-6825.05	-8619.98	4800
PM9018-1	480	540.07	-7240.13	4675
PM9022-1	800	17779.98	15350	4875
PM9022-2	805	16200.01	15730.02	4946
PM9030-1	455	2219.95	10150.11	6115
PM9036-2	505	-1859.97	7250.04	5840
PM904-1	485	10039.99	2580.02	4755
PM906-1	505	1734.94	-65.05	5060
PM906-2	440	2349.97	-269.94	5006
PM9112-1	225	-2570.05	-1740	5035
PM9112-2	210	-2310.03	-1680.02	5065
PM9112-3	155	-2419.98	-1980	5022
PM9116-1	600	13214.02	24358.03	5347
PM9116-2	270	10215.03	20745.1	5512
PM9120-1	300	9800.01	20629.9	5545
PM9122-1	800	16259.99	16150.09	4977
PM9136-2	505	-2130.06	6110.08	5765
PM9212-1	500	-430.02	-5930	4750
PM9212-2	455	-1510.01	-4064.99	4898
PM9212-3	500	-2780.04	-1189.98	4877
PM9212-4	105	-1250	-3549.95	4870
PM9213-1	505	-1640.02	-8489.96	4648
PM9213-2	505	-1649.98	-7290.13	4690
PM9214-1	675	-9600.05	-6480.07	5102
PM9220-1	200	8190.04	19549.98	5910
PM9222-1	605	15789.93	17610.02	5045
PM9236-1	505	-2015.07	6199.95	5735
PR-731	245	12555.02	22250.08	5305
PR-7310	165	12641.03	24416.96	5385
PR-7311	225	11400.02	25045.95	5526
PR-7312	225	11698.98	24798	5463
PR-7313	205	11551.98	24916.93	5499

March 16, 2012

138

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
PR-7314	225	10410.01	22874.93	5550
PR-7315	130	9970.05	22979.93	5620
PR-7316	160	10199.99	22925.14	5582
PR-7317	125	10919.99	22725.02	5549
PR-7318	225	10629.97	22825.06	5531
PR-7319	105	10304.98	22110.05	5520
PR-732	190	12430	22279.89	5317
PR-7320	85	11055.03	24270.01	5495
PR-7321	85	11269.94	24064.95	5471
PR-7322	105	11474.97	23955.07	5457
PR-7323	85	12460.07	22709.95	5337
PR-7324	5	12509.98	22700.13	5335
PR-7325	165	12204.98	22330.1	5340
PR-7326	70	11699.94	21720.07	5402
PR-733	85	12315	22410.05	5342
PR-734	125	12059.97	22570.01	5372
PR-735	200	11910.04	22689.99	5384
PR-736	145	11750.01	22830.14	5405
PR-737	205	11575.06	22960.04	5435
PR-738	225	12245.03	24480.98	5419
PR-739	205	12443.04	24460.97	5401
RCH-1000	305	6366.06	6975.01	5484
RCH-1002	315	6214.99	6773.97	5470
RCH-1003	505	6304	6744	5500
RCH-1004	705	6296.02	6555.11	5479
RCH-1005	325	9220.02	20174.88	5630
RCH-1006	205	7170.02	20610.14	5875
RCH-1007	305	9944.96	20975.07	5554
RCH-1008	435	13658.99	25341.1	5240
RCH-1009	405	-5720.02	-6700.14	4927
RCH-1010	645	12883.96	13278.96	4982
RCH-1011	740	15640.01	18240.07	5060
RCH-1012	505	-0.06	7369.98	6040
RCH-1015	305	-5724.98	-7499.91	4852
RCH-1016	500	-430.01	6080.12	5880
RCH-1017	405	-170.02	6020.09	5870
RCH-1022	380	13335.01	25405.93	5252
RCH-1023	400	4506.04	-47.86	4923
RCH-1024	505	4674.04	-341.91	4888
RCH-1025	370	13203.97	25564.11	5271
RCH-1026	400	13022.96	25474.07	5315
RCH-1027	360	13257.06	25135.93	5294

March 16, 2012

139

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-1028	435	11763.03	25245.01	5491
RCH-1029	485	5395	5850.08	5283
RCH-1031	255	10254	11022.14	5090
RCH-1032	880	10820.01	19800.02	5460
RCH-1033	250	10080.99	10912.97	5105
RCH-1034	350	10256.99	10953.08	5090
RCH-1035	180	10121.98	10992.06	5107
RCH-1036	180	10187.03	11044	5104
RCH-1037	265	10373.96	11109.93	5091
RCH-1038	265	10547.98	11281.09	5079
RCH-1039	265	10533.95	11146.06	5076
RCH-1040	265	9990.99	11122.98	5133
RCH-1041	265	9639.02	10488.93	5126
RCH-1042	265	9730.99	10683.94	5128
RCH-1043	505	9635.02	12054.96	5266
RCH-1044	680	11923	8951.92	4930
RCH-1045	740	12060.02	8370.09	4909
RCH-1046	600	10717.03	4451.14	4782
RCH-1047	740	11007.99	8137.86	4942
RCH-1048	740	11101.99	8634.88	4966
RCH-1049	740	10645.01	9095.95	5008
RCH-1050	600	3998.99	7492	5479
RCH-1051	585	6121.99	126.1	4848
RCH-1052	600	5741.94	247.87	4860
RCH-1053	600	5189.97	-335.14	4874
RCH-1054	600	6599.99	-110.04	4820
RCH-1055	370	6949.98	415.03	4895
RCH-1056	605	6889.97	415.01	4895
RCH-1067	470	8608.98	4720.08	4922
RCH-1068	500	8622.95	4878.13	4909
RCH-1069	505	8492.02	4872.03	4921
RCH-1070	435	8396.01	4871.86	4929
RCH-1085	125	9693.93	10483.03	5118
RCH-1086	305	8299.06	4848.95	4947
RCH-1087	405	8198	4865.11	4953
RCH-1088	460	8599.99	4941.01	4922
RCH-1089	505	8448.98	4770.97	4942
RCH-1090	505	8451.98	4667.91	4960
RCH-1091	505	8705.05	4925.03	4917
RCH-1095	185	7699.96	5057.07	5010
RCH-1096	215	7702.06	4987.03	4994
RCH-1098	505	8595	4809.08	4916

March 16, 2012

140

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-1099	355	8486.98	4823.85	4931
RCH-1100	505	10277.02	11935.89	5172
RCH-1101	465	11439.97	12178.05	5058
RCH-1104	255	7800.98	4996.91	4979
RCH-1106	255	7753.01	4983.94	4982
RCH-1108	215	7645.01	4999.97	4999
RCH-1110	235	7596.99	5014.01	5003
RCH-1112	195	7537.04	5025	5007
RCH-1117	255	8803.96	4725.13	4892
RCH-1118	155	9742.97	10617.99	5123
RCH-1119	155	9657.03	10595.9	5132
RCH-1120	505	9330	1275.02	4826
RCH-1121	505	9350.02	1865.02	4815
RCH-1122	500	6220.01	3049.88	5030
RCH-1123	505	5965.04	3445.13	5068
RCH-1124	305	5784.94	4109.93	5115
RCH-1125	445	5670.03	4959.93	5176
RCH-1126	545	10282.05	11949.06	5172
RCH-1127	760	13394.02	13256.07	4958
RCH-1128	405	10538.99	10429.88	5042
RCH-1129	155	9378.99	10370.94	5139
RCH-1130	255	9231.97	10299.1	5148
RCH-1131	165	9325.98	10215.04	5129
RCH-1132	165	9243.98	10166.13	5132
RCH-1135	250	13175.01	25483.07	5276
RCH-1136	400	12837.04	25461.13	5354
RCH-1137	475	12627.01	25438.08	5384
RCH-1138	485	12432.98	25419.01	5399
RCH-1139	505	11858.94	24832.12	5449
RCH-1140	505	12342.01	24683.91	5392
RCH-1141	365	12957	25275.13	5320
RCH-1142	505	12235.02	25404.02	5411
RCH-1143	505	12023.96	25390.99	5444
RCH-1144	505	11849.97	25381.09	5466
RCH-1145	435	13463.04	25596.85	5241
RCH-1146	380	13181.07	25501.98	5275
RCH-1147	505	7019.97	-34.94	4848
RCH-1148	485	7319.98	-25.12	4847
RCH-1149	505	7120.04	995.06	4902
RCH-1152	365	10448	10328.86	5046
RCH-1153	705	14119.01	13279.91	4931
RCH-1154	305	8488.07	4768.08	4937

March 16, 2012

141

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-1164	1000	11677.03	12281.92	5067
RCH-1165	1000	11770	11489.03	4987
RCH-1166	780	11733.02	11915.95	5016
RCH-1167	320	11098.97	11500.06	4821
RCH-1168	325	11839.98	10399.98	4819
RCH-1169	265	10204.99	10117.08	5054
RCH-1170	265	10478.95	10458.87	5049
RCH-1171	325	10182.98	11941.93	5183
RCH-1172	500	11469.99	16569.9	5220
RCH-1191	200	9764.97	9571.99	5105
RCH-1192	275	9873.99	9545.94	5112
RCH-1193A	245	9709.04	9652.92	5085
RCH-1206	350	9247.99	9387.96	5160
RCH-1207	300	12235.03	9802.91	4912
RCH-1208	300	12327.05	10399.98	4904
RCH-1209	300	12099.98	10416.96	4928
RCH-1210	80	11260.01	11098.11	4780
RCH-1211	80	11159.95	11122.01	4780
RCH-1212	60	11248.97	10940.02	4760
RCH-1213	60	11300.03	10699.9	4759
RCH-1215	200	8557.02	4996.98	4936
RCH-1220	200	8797.99	4871	4905
RCH-1221	250	8868.05	4825.09	4897
RCH-1223	150	8696.01	4720.9	4906
RCH-1224	205	8653.01	4748.11	4912
RCH-1225	155	8526.99	4800.94	4928
RCH-1226	205	8426.05	4816.86	4940
RCH-1227	155	8414.99	4954.06	4926
RCH-1228	205	8397.03	5047.86	4934
RCH-1229	155	7769.96	5067.93	5004
RCH-1230	155	7842.93	5053.97	4988
RCH-1231	145	7950	5087.97	4982
RCH-1232	125	7887.05	5076	4987
RCH-1238	500	7892.96	4580.09	5029
RCH-1239	505	8830.98	4391.14	4891
RCH-1240	465	8982.03	4150.12	4870
RCH-1241	655	7507.98	4584.92	5094
RCH-1242	160	8367.02	4964.1	4932
RCH-1243	220	8292.07	4922.07	4936
RCH-1244	300	8367.03	4816.08	4945
RCH-1245	250	8389.96	4739.94	4957
RCH-1246	250	8558.98	4750.91	4927

March 16, 2012

142

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-1247	250	8525.01	4699.96	4940
RCH-1248	300	8620.99	4656.13	4925
RCH-1251	400	8799.01	4994	4922
RCH-1256	270	10115.97	12014.05	5198
RCH-1272	325	9591.99	10106.9	5055
RCH-1280	575	13418.99	9892.96	4846
RCH-1281	700	13137.05	9876.09	4857
RCH-1282	800	13738.01	9910.96	4829
RCH-1283	430	-2499.98	-3914.95	4915
RCH-1284	500	3205.01	60.05	4991
RCH-1285	505	3829.95	40.02	4945
RCH-1290	205	8674.05	4644	4916
RCH-1291	265	8618.03	4551.91	4935
RCH-1292	155	8565.04	4652.05	4939
RCH-1293	200	8394.98	4680.1	4966
RCH-1294	205	8335.03	4737.09	4964
RCH-1299	100	5476.99	6225.03	5303
RCH-1300	100	5452.96	6181.92	5298
RCH-1301	250	8381.03	4622.07	4979
RCH-1302	275	8299.06	4647.92	4986
RCH-1303	500	10258.99	6908	4913
RCH-1305	700	10859.06	10333.1	5012
RCH-1306	480	11389.96	11577.04	4782
RCH-1307	500	11134.04	11618	4803
RCH-1308	700	10981.04	9783.02	4999
RCH-1309	720	10642.98	10743.96	5044
RCH-1310	505	4909.97	-1070.14	4860
RCH-1311	505	5249.94	-1360.01	4841
RCH-1312	505	5330.02	-1850.15	4837
RCH-1313	505	5800.05	-1699.85	4816
RCH-1314	445	6430.01	-1779.97	4774
RCH-1315	505	7080	-2660.03	4723
RCH-1316	505	5830.03	-2850	4769
RCH-1317	505	5519.98	-3850.04	4738
RCH-1318	505	5950	-5080.03	4686
RCH-1319	500	6870.05	-5449.95	4620
RCH-1320	505	9090.06	-2700.08	4672
RCH-1321	505	8850.01	-1639.99	4723
RCH-1322	500	11221	25562.96	5500
RCH-1323	305	11958.98	25309.04	5464
RCH-1324	305	12213.94	25528.88	5393
RCH-1325	305	13288.01	25603.98	5258

March 16, 2012

143

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-1326	190	13273.97	25483.95	5258
RCH-1327	175	11159.97	21270.13	5405
RCH-1329	205	9820	15549.89	5340
RCH-1331	505	7160	-4140.04	4649
RCH-1332	505	7839.96	-3490.13	4642
RCH-1333	490	8609.98	2054.96	4854
RCH-1334	500	10712.02	2473.96	4724
RCH-1335	505	11244	4041.92	4742
RCH-1336	505	10722.98	3816.96	4754
RCH-1337	395	9971	3999.1	4800
RCH-1338	505	9624.98	180.02	4785
RCH-1339	505	10339.95	435.05	4755
RCH-1340	505	5950.01	680	4896
RCH-1341	500	4759.97	250.01	4935
RCH-1342	505	5799.97	-1260.04	4800
RCH-1343	500	6530.02	-2319.94	4772
RCH-1344	500	5860	-2159.9	4813
RCH-1345	505	4830.04	-5889.97	4663
RCH-1346	740	9479.04	4442.99	4843
RCH-1347	500	10016.99	4435.15	4805
RCH-1348	640	9487.97	3838.01	4820
RCH-1349	390	4710.01	-8859.9	4542
RCH-1350	505	9497.99	2656.94	4784
RCH-1351	505	9259.97	840.11	4818
RCH-1352	500	8054.96	-54.95	4833
RCH-1353	500	7424.96	599.99	4880
RCH-1354	500	5869.94	-240.06	4836
RCH-1355	620	7959.95	-4289.96	4603
RCH-1356	605	9884.98	-1985.05	4665
RCH-1357	605	11602.02	2914.88	4692
RCH-1358	665	13549.96	6370.08	4770
RCH-1359	505	13085.02	8780.05	4856
RCH-1360	500	9075.95	2380.09	4815
RCH-1361	500	7540.03	-305.02	4827
RCH-1362	465	11719.98	5360.03	4795
RCH-1363	500	5469.98	-2200	4820
RCH-1364	505	4970	-2779.85	4805
RCH-1365	500	7170.03	-1609.87	4750
RCH-1366	500	10740.03	-99.85	4717
RCH-1367	400	12244.04	10138.06	4903
RCH-1368	380	11579.02	10321.01	4679
RCH-1369	265	12107.98	10967.9	4901

March 16, 2012

144

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-1370A	280	11211.03	14414.87	5143
RCH-1370B	500	11191.04	14415.95	5145
RCH-1371	165	1679.99	10179.99	6050
RCH-1374	600	13620.05	8009.9	4825
RCH-1375	500	10701.01	5107.99	4814
RCH-1376	500	9025	4329.94	4866
RCH-1377	505	10026.99	2214.93	4764
RCH-1378	505	10878.97	1960.14	4722
RCH-1379	440	8249.95	-1190.06	4758
RCH-1380	485	8080.01	-2359.93	4719
RCH-1381	420	13217.02	25688.91	5273
RCH-1382	330	13137.03	25556.96	5287
RCH-1383	300	13091.06	25307.93	5301
RCH-1384	400	13114	25403.07	5294
RCH-1385	480	12957.99	25396.13	5325
RCH-1386	500	12566.03	25592.1	5358
RCH-1387	500	13095.97	25090.07	5319
RCH-1388	505	12498.07	25294.93	5417
RCH-1389	260	13166.02	25403.96	5283
RCH-1390	300	13090.01	25213.94	5306
RCH-1391	300	13210.03	25202.96	5292
RCH-1392	500	12887.04	24627.94	5344
RCH-1393	500	13188.03	24556.98	5335
RCH-1394	440	3799.94	7825.07	5550
RCH-1395	300	13135.97	25674.99	5289
RCH-1396	260	13075.97	25564.96	5303
RCH-1397	505	5202.99	7984.02	5486
RCH-1398	500	9757.95	5131	4855
RCH-1399	600	9181.05	5034.97	4894
RCH-1406	500	5915.01	8333.11	5587
RCH-1407	470	4532.01	7652.01	5470
RCH-1412	465	7594.98	4740.01	5056
RCH-1413	200	8182.04	4351.05	5056
RCH-1414	200	8155.99	4142.95	5068
RCH-1415	200	8298.95	4283.87	5035
RCH-1416	200	8451.95	4411.87	4990
RCH-1417	200	8290	4458.04	5022
RCH-1419	390	3880.06	6691.1	5378
RCH-1420	300	10303.06	5878.14	4881
RCH-1421	265	10421.97	6171.97	4884
RCH-1422	300	10149.99	5920.91	4894
RCH-1432	505	9613.96	10892.15	5149

March 16, 2012

145

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-1433	505	9343.98	11021.1	5194
RCH-1434	505	9070.05	11149.12	5248
RCH-1446	215	15163.03	15515.04	4997
RCH-1447	505	14555.02	16029.11	5051
RCH-1448	170	14608.04	16006.98	5047
RCH-1459	180	14726.04	15976.04	5039
RCH-1460	505	13183.02	15238.06	5058
RCH-1461	545	13672	15210.02	5039
RCH-1462	500	13103.04	16263.01	5113
RCH-1463	500	14140.02	17310.1	5105
RCH-1464	520	14670.02	17909.97	5115
RCH-1466	300	14922	15812.05	5023
RCH-1467	740	13770.93	9385.1	4819
RCH-1468	700	13617.98	9370.11	4824
RCH-1469	500	13659.98	17300	5150
RCH-1472	505	13340.01	20000.12	5252
RCH-1473	605	12723.98	9400.07	4879
RCH-1474	525	13600.02	17900.06	5175
RCH-1475	505	14099.97	17900.09	5143
RCH-1476	505	13680	18669.85	5195
RCH-1477	505	14180.05	18680.13	5170
RCH-1478	505	13889.96	20000.08	5215
RCH-1479	605	14799.96	21919.88	5192
RCH-1480	395	14280.01	22029.94	5222
RCH-1481	470	14159.96	23670.14	5245
RCH-1482	500	13650.04	23740.03	5298
RCH-1483	505	13149.96	23800.01	5348
RCH-1484	505	12576.97	14479.92	5040
RCH-1485	545	12552.05	14010.02	5026
RCH-1486	605	12207.99	13370.09	5019
RCH-1487	605	12421.95	15795.15	5125
RCH-1488	475	11330.03	15870.11	5169
RCH-1489	600	13040.06	17229.93	5192
RCH-1490	500	13080.04	19699.85	5262
RCH-1491	500	12700.06	19320.05	5275
RCH-1492	505	12380.02	18749.98	5277
RCH-1493	395	11229.97	19029.93	5368
RCH-1494	500	10499.92	18869.91	5417
RCH-1495	450	11110.02	18080.02	5311
RCH-1496	505	12520.02	16699.91	5150
RCH-1497	405	-1840.04	-4949.94	4802
RCH-1498	600	-2059.95	-2700.02	5110

March 16, 2012

146

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-1499	800	13922.99	8447.97	4805
RCH-1509	605	13275.05	16870.02	5160
RCH-1510	505	12610	14914.93	5060
RCH-1511	500	12980.01	19219.93	5255
RCH-1512	500	13580.05	19635.12	5232
RCH-1513	505	14100	20589.96	5189
RCH-1514	460	13110.02	24149.96	5340
RCH-1515	465	12602.02	9749.87	4895
RCH-1516	405	12394.97	10334.1	4904
RCH-1517	405	12457.97	10705.87	4904
RCH-1519	215	7849.01	5001.87	4978
RCH-1522	205	8277.99	4803.04	4955
RCH-1524	205	8232.05	4678.03	4984
RCH-1593	505	6690.02	4050.04	5115
RCH-1594	500	6839.96	3299.98	5035
RCH-1595	500	7029.97	2630.01	4995
RCH-1596	205	7810.01	2899.97	4980
RCH-1597	205	8039.97	2959.95	4960
RCH-1602	355	8897.94	4772.09	4837
RCH-1620	525	9608.01	10693.97	5143
RCH-1621	365	9534	10613.92	5147
RCH-1625	240	-1740.04	-2019.94	5016
RCH-1627	475	-1399.99	-5730.03	4770
RCH-1628	405	-2440.02	-5449.89	4778
RCH-1633	420	-6689.95	-1810.03	5256
RCH-1640	700	12321.99	9069.88	4908
RCH-1646	500	-1274.98	-1735.04	4995
RCH-1671	185	11910.96	9900	4760
RCH-1672	185	11868.96	9850.93	4760
RCH-1673	185	11949.03	9847.12	4761
RCH-1674	165	11928.97	9698.93	4761
RCH-1675	185	11993.96	9697.86	4780
RCH-1695	305	7870.01	4054.89	5085
RCH-1707	505	3079.98	-7509.92	4630
RCH-1713	505	2080.03	-7509.98	4650
RCH-1714	505	290.05	-8649.96	4625
RCH-1715	800	14020.01	16009.9	5075
RCH-1716	800	14850.07	16759.86	5050
RCH-1719	585	8558.97	11046.01	5314
RCH-1723	920	12779.99	2199.92	4650
RCH-1724	225	12058	9650.05	4681
RCH-1725	445	-449.93	-9999.97	4588

March 16, 2012

147

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-1726	470	-1450.01	-10000	4597
RCH-1727	500	-2520.03	-9999.94	4618
RCH-1728	505	-3519.97	-10000	4643
RCH-1729	465	-4519.99	-10000.1	4665
RCH-1730	500	-5520.06	-9999.87	4678
RCH-1731	345	-6520	-9999.93	4695
RCH-1732	440	-7520.02	-9999.99	4715
RCH-1736	600	9350	-2310.05	4655
RCH-1740	500	6820	-1620.11	4735
RCH-1749	300	220.01	399.92	5355
RCH-1762	935	9841.98	9850.01	5056
RCH-1763	995	10033.06	9986.13	5044
RCH-1764	780	9753.97	9807.95	5060
RCH-1765	920	10005.99	10100.09	5067
RCH-1769	105	9214.99	10380.14	5020
RCH-1773	500	8729.95	4470.06	4905
RCH-1776	305	7879.96	4470.04	5040
RCH-1779	600	13109.99	10420.11	4885
RCH-1780	370	13889.98	22749.95	5325
RCH-1781	495	15079.95	22240.07	5150
RCH-268	480	5482.94	5116.03	5182
RCH-269	480	5231.97	5172.91	5189
RCH-270	500	4929.99	5111.87	5220
RCH-271	500	4587	5085.01	5253
RCH-277	170	8408.97	5093.92	4950
RCH-288	505	9580.96	6646.12	4962
RCH-289	505	7184.96	4342.94	5109
RCH-290	505	8119.04	4575.87	5012
RCH-291	460	8681.03	4790.91	4908
RCH-292	500	8933.01	3381.08	4852
RCH-293	105	5646.04	6554.04	5336
RCH-294	105	5701.99	6641.89	5345
RCH-295	125	5748.96	6727.13	5352
RCH-296	105	5550.96	6485.1	5323
RCH-297	105	5478.97	6418.02	5302
RCH-298	165	5565.02	6329.1	5319
RCH-299	325	5773.05	6309.92	5359
RCH-375	480	8179.02	1562.98	4885
RCH-380	505	-55.02	1749.87	5257
RCH-394	330	-4904.96	-6490.01	4871
RCH-397	505	12026	4537.13	4743
RCH-398	415	9154.99	18614.99	5590

March 16, 2012

148

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-399	500	13165.04	24952.92	5314
RCH-484	250	13176.94	25266.01	5285
RCH-485	200	11164.95	21645.1	5413
RCH-503	505	11551.01	12757.05	5058
RCH-504	260	9297.01	10259.02	5137
RCH-505	305	9520.06	10416.13	5132
RCH-506	285	9151.99	10137.14	5138
RCH-507	265	9807.04	10602.93	5118
RCH-508	265	9920	10622.08	5109
RCH-509	405	9940	10507.98	5094
RCH-511	235	9561.98	10319.92	5119
RCH-512	205	9470.95	10211.91	5114
RCH-513	365	9556.98	10060.97	5094
RCH-514	405	9764.05	10189.08	5090
RCH-515	305	9141.01	9888.04	5118
RCH-516	265	8900.93	9667.95	5028
RCH-517	165	8850.05	9668.04	5035
RCH-518	405	9115	9613.93	5078
RCH-519	365	9774.98	10256.91	5095
RCH-520	505	9858.01	10228.04	5086
RCH-521	265	9390	10292	5132
RCH-522	205	10063.02	10850.01	5102
RCH-523	205	10140.05	10958.01	5103
RCH-524	405	10379.97	10989.07	5080
RCH-525	285	10109.04	10770.99	5093
RCH-526	405	10158.98	10679.91	5084
RCH-527	505	10259.99	10625.99	5074
RCH-528	425	9716.98	9999.08	5082
RCH-529	405	9482.05	9978.94	5092
RCH-530	345	8988.04	9739.03	5115
RCH-531	185	9052.01	9823.99	5109
RCH-532	305	9098	9807.98	5106
RCH-533	425	9464	9804.97	5083
RCH-534	505	9954.97	10425.98	5087
RCH-535	290	9777	10470.91	5108
RCH-536	505	10008.98	10415.09	5082
RCH-537	405	10070.02	10447.09	5080
RCH-539	405	10021	10518.9	5089
RCH-540	265	9717.95	10525.89	5121
RCH-541	235	9543.97	10284.97	5117
RCH-542	405	9215.99	9764.04	5097
RCH-543	225	9771.03	10644.03	5122

March 16, 2012

149

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-544	505	11172.06	11425.1	5033
RCH-545	505	11003.07	11316.87	5042
RCH-546	350	10830	11218.95	5049
RCH-547	505	10633.02	11103.92	5066
RCH-548	505	10717.02	11324.07	5065
RCH-550	505	11347.05	11525.99	5020
RCH-554	505	11079.02	11545.15	5051
RCH-555	505	10920.98	11452.98	5059
RCH-556	505	10505	11195.04	5081
RCH-557	505	10318.96	11088.08	5093
RCH-558	405	10135.03	10641.05	5085
RCH-559	505	10033.03	10314.93	5073
RCH-563	250	9342.01	10171.02	5125
RCH-564	250	9110.06	9933.05	5126
RCH-565	505	11439.96	11758.99	5027
RCH-566	505	11260.99	11651.92	5038
RCH-567	505	11105.99	11732.98	5063
RCH-568	505	11332.93	12081.05	5061
RCH-569	405	10120.02	10861.07	5099
RCH-570	735	10389.99	10587.1	5062
RCH-571	460	10539.03	10922.94	5058
RCH-572	505	11239.96	11863.05	5046
RCH-573	505	11216.01	11337.87	5024
RCH-574	1005	10149.97	10218.99	5059
RCH-575	675	11583.03	11552.86	5005
RCH-576	685	10458.02	10694.99	5060
RCH-578	505	9818.95	12166.95	5242
RCH-579	505	10347.97	12700.07	5206
RCH-580	505	10103.98	12220.02	5217
RCH-581	505	10535.98	12041.14	5152
RCH-582	505	10854.01	11648.86	5081
RCH-583	280	11003.93	12296.99	5106
RCH-584	505	11117.05	11334	5033
RCH-585	505	10986.01	11169.13	5034
RCH-586	505	12054.97	12221.95	4997
RCH-587	320	15370.02	10334.94	4797
RCH-588	425	15613.99	10448.94	4788
RCH-589	505	10898.02	10988.05	5035
RCH-590	505	11125.94	11000.05	5016
RCH-591	505	11084.03	11983.13	5064
RCH-592	505	10838.98	10795.99	5032
RCH-596	400	11133.93	10896.91	5012

March 16, 2012

150

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-597	400	11034.01	10895.05	5020
RCH-598	400	11228.02	11004.13	5007
RCH-599	400	11025.97	10994.95	5023
RCH-600	580	406.03	745.91	5260
RCH-601	500	-5940.07	-6419.98	4962
RCH-604	340	-50.04	-5980.01	4745
RCH-605	265	5953.97	6745.01	5390
RCH-606	265	5922.04	6863.05	5382
RCH-607	185	5873.02	6893.11	5369
RCH-608	145	5809.03	6810.15	5359
RCH-609	600	11185.05	4744.99	4780
RCH-620	380	8535.05	1543.12	4870
RCH-621	505	6004.99	6828.93	5405
RCH-622	505	6063.01	6928.99	5416
RCH-623	505	5804.99	6393.91	5366
RCH-624	250	5949.03	6911.86	5385
RCH-625	250	5886.97	6809.87	5376
RCH-626	250	5798.05	6572.05	5358
RCH-627	250	5509.99	6205.98	5312
RCH-628	105	5497.98	6273.94	5306
RCH-629	640	11599.02	6936.98	4874
RCH-630	240	8708.01	1444.01	4858
RCH-631	540	8718.07	1421.1	4858
RCH-632	250	5617.02	6305.99	5331
RCH-633	305	5717.99	6425.09	5348
RCH-634	305	5997.99	6909.06	5396
RCH-635	350	5972.96	6857.96	5394
RCH-636	545	9136.97	1570.98	4832
RCH-637	545	9554.95	1573.86	4809
RCH-638	305	5635	6376.95	5331
RCH-639	415	-6850	-8830.1	4775
RCH-642	500	2495.03	127.98	4990
RCH-643	680	692.01	528.93	5290
RCH-644	780	7711.01	1209.12	4906
RCH-645	435	7927.97	992.03	4889
RCH-646	335	3091.02	-315.13	4934
RCH-647	400	6240.94	-1520.08	4770
RCH-648	320	6500.02	-2319.95	4775
RCH-649	505	8937.01	6676.96	5014
RCH-650	505	9762.03	7451	4968
RCH-651	505	8230.03	6775.09	5090
RCH-652	505	7787.05	6708.12	5135

March 16, 2012

151

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-653	505	7423	6795.11	5185
RCH-654	505	8079.94	6300	5112
RCH-655	505	7514.03	6515.08	5139
RCH-656	505	7291.98	6277.95	5156
RCH-657	305	7159.01	8379.92	5179
RCH-658	305	7199.95	8478.01	5179
RCH-659	305	7098.98	8310.14	5180
RCH-660	185	7250.95	8690.95	5179
RCH-661	285	7328.05	8676.93	5179
RCH-662	400	19490.03	10880.03	4688
RCH-663	320	19497.94	10919.91	4690
RCH-664	500	10584.98	4760.85	4806
RCH-665	500	9949.99	1759.89	4781
RCH-666	485	7369	1291.01	4920
RCH-667	445	8371.98	566.92	4855
RCH-668	545	7207.03	1552.95	4937
RCH-669	475	8598	360.93	4835
RCH-670	465	7343	-644.08	4813
RCH-671	475	8835.98	155.99	4816
RCH-672	485	7799	-2115.02	4726
RCH-673	505	9046.01	-68	4799
RCH-674	200	7361.95	1287.87	4920
RCH-675	485	7055.97	1808.97	4950
RCH-677	383	4460.04	-6780.01	4625
RCH-678	505	1684.94	3249.97	5237
RCH-679	500	11799.94	14510.95	5091
RCH-680	545	-5730.01	-5999.88	4919
RCH-683	500	4748	6635.07	5333
RCH-685	505	15140.02	8999.04	4757
RCH-686	505	15149.98	7798.96	4750
RCH-690	605	897.98	6543.85	6072
RCH-691	305	6284.02	6938.86	5481
RCH-692	490	1622.94	1193.96	5061
RCH-694	580	10531.01	4743.99	4805
RCH-697	505	-2160.01	6330.1	5770
RCH-698	505	4035	3740	5257
RCH-700	400	10795.96	10984.98	5045
RCH-701	400	11109.98	11105.08	5021
RCH-702	400	11017.99	11099.09	5028
RCH-703	400	10988.02	11542.14	5060
RCH-704	400	11186.02	11555.89	5040
RCH-705	405	10910.98	11088.1	5037

March 16, 2012

152

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-706	405	11112.01	11206.06	5026
RCH-707	405	11000.04	11242.91	5037
RCH-708	405	10912.02	11193.1	5042
RCH-709	405	10903.02	11311.01	5050
RCH-710	405	10931.07	10891.99	5028
RCH-713	505	11040.01	10791.94	5016
RCH-714	325	11135.06	10798.13	5008
RCH-722	505	11193.05	11199.98	5019
RCH-723	405	11110.05	11151.09	5023
RCH-724	440	11192.96	11262.99	5023
RCH-725	405	11062.95	11232.87	5032
RCH-726	400	11109.99	11269.1	5030
RCH-727	505	11207.06	11101.98	5014
RCH-728	450	11208.94	10896.93	5006
RCH-729	405	10844.02	10896.92	5037
RCH-730	205	10848.96	10984.86	5040
RCH-731	205	10852.98	11100.05	5043
RCH-732	250	10827.01	11311.01	5057
RCH-733	205	10871.99	11484.04	5067
RCH-734	205	10891.95	11549.98	5071
RCH-735	205	10913	11400.86	5057
RCH-736	205	11002.01	11647.93	5068
RCH-737	205	11004.03	11728.91	5074
RCH-738	405	11100	11825.09	5069
RCH-739	405	11157.04	11697.89	5055
RCH-740	305	11095	11642.9	5057
RCH-741	505	11105.01	11494.96	5045
RCH-742	505	11350.01	10698.08	4987
RCH-743	505	11343.97	10798.94	4991
RCH-744	505	11237.96	10798.94	5000
RCH-745	505	11295.98	10902	4999
RCH-746	405	11149.94	11383.96	5034
RCH-747	505	11301.98	11000.91	5001
RCH-748	505	11295.04	11100.04	5006
RCH-749	505	11292.95	11201.09	5012
RCH-750	505	11394.96	11101.89	4999
RCH-751	505	11398.95	10907.05	4990
RCH-752	505	11462.02	10606.98	4975
RCH-753	505	11447.98	10364.92	4973
RCH-754	500	11312.97	10160.12	4974
RCH-755	505	10845.99	10184.05	5010
RCH-756	490	10410.02	10162.96	5041

March 16, 2012

153

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-757	505	10621.02	10344.02	5034
RCH-758	505	10843.96	10596.89	5021
RCH-759	500	10998.03	10379.07	5002
RCH-760	435	11211.97	10587.08	4996
RCH-761	700	11760.99	10644.07	4961
RCH-762	505	11915.04	10840.06	4956
RCH-763	505	12423	12221.14	4975
RCH-764	505	12198	11869.05	4972
RCH-765	505	11899.95	11864.95	4991
RCH-766	505	11398.03	11007.08	4994
RCH-767	505	11418.02	10496.93	4977
RCH-768	410	11208.01	11783.06	5052
RCH-769	205	11000.98	11824.97	5082
RCH-770	305	10942.97	11782.92	5086
RCH-771	205	10806	11512.13	5075
RCH-772	205	10932.03	11646.08	5074
RCH-773	205	10772.02	11099.14	5051
RCH-774	505	10751.97	11198.98	5057
RCH-775	350	11038.04	11364.05	5042
RCH-776	350	11066.03	11484.85	5048
RCH-777	405	11172.02	11647.13	5048
RCH-778	405	11185.95	11748.92	5055
RCH-779	505	11445.03	10699.02	4979
RCH-780	505	11458.03	10801.07	4982
RCH-781	490	11342	10598.95	4984
RCH-782	465	11566.98	10401.97	4965
RCH-783	605	11575.99	10603.85	4969
RCH-784	405	11250.98	10700.96	4995
RCH-785	350	11161.03	10700.94	5003
RCH-786	405	11309.93	10499.96	4985
RCH-787	505	11499.97	10501.09	4970
RCH-788	505	11542.01	10707.92	4973
RCH-789	600	11553.01	10807.01	4975
RCH-790	505	11500.98	10912.13	4983
RCH-791	505	11339.97	11171.06	5006
RCH-792	305	10839.04	11799.13	5095
RCH-793	505	10896	11875.95	5097
RCH-794	405	10888.03	11992.1	5098
RCH-795	505	10599.03	9938.07	5022
RCH-796	505	11623.03	10306.04	4959
RCH-797	505	11678.98	10196.1	4956
RCH-798	550	11787.95	9980.03	4941

March 16, 2012

154

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-799	350	11214	11154.88	5015
RCH-804	410	10039.04	14250.11	5353
RCH-805	400	11057.96	11895.04	5076
RCH-808	320	8109.98	19805.08	6035
RCH-809	500	8685.05	19930.14	5820
RCH-810	335	11744.07	13835.02	5065
RCH-811	205	10921.97	11703	5080
RCH-812	460	11641.04	10405.01	4962
RCH-813	505	11736.01	10090.9	4932
RCH-814	680	11852.02	9793.95	4935
RCH-815	505	11682.97	9982.01	4948
RCH-816	605	11597.02	10506.99	4963
RCH-817	505	11853.99	9692.91	4936
RCH-818	505	11479.06	10399.92	4970
RCH-819	505	11528.03	10291.1	4967
RCH-820	600	11929.01	9499.9	4929
RCH-821	605	11742.02	10403.09	4956
RCH-822	505	11579	10190	4962
RCH-823	500	11634.01	10088.08	4941
RCH-824	550	11741.02	9844.04	4941
RCH-825	660	11836	9906.98	4938
RCH-826	505	11824	9599.14	4938
RCH-827	505	11534.02	10088.97	4952
RCH-828	600	11834.99	10096.02	4922
RCH-829	505	10999.99	11463.94	5052
RCH-830	505	11657.04	11397.13	4992
RCH-831	505	11650.04	11005.94	4977
RCH-832	505	11946.96	11238.09	4968
RCH-833	440	11587.03	13872.11	5083
RCH-834	515	11509.07	15145.07	5138
RCH-835	600	12150.04	15206.04	5090
RCH-836	600	10393	19403.99	5452
RCH-837	490	11316.99	18547.93	5348
RCH-838	560	11919.98	18550.02	5310
RCH-839	505	11478.97	10181.89	4966
RCH-840	460	11723.97	10308.88	4953
RCH-841	475	11049.94	11415.11	5045
RCH-842	505	11776.96	10204.99	4948
RCH-843	410	11402	10647.97	4980
RCH-844	420	11478	10289.92	4970
RCH-845	480	11408.98	10544.09	4979
RCH-846	400	11643.04	10556.99	4961

March 16, 2012

155

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-847	505	11691.02	12136.92	5021
RCH-848	505	11830.05	12483.93	5025
RCH-849	505	11971.95	12830.14	5028
RCH-850	505	12374.98	12859.02	5000
RCH-851	505	12208.01	12538.97	5001
RCH-852	505	12597	12535.08	4980
RCH-853	600	11340.02	12515.99	5070
RCH-854	405	10823	12607	5149
RCH-855	505	10586.94	12646.89	5178
RCH-856	505	11488.96	12500.04	5055
RCH-857	500	11121.98	12565.08	5097
RCH-858	45	10822.97	11927.91	5079
RCH-859	45	10863.99	11966.99	5080
RCH-860	65	10765.02	11829.1	5078
RCH-861	85	10724.97	11754	5078
RCH-862	45	10634.02	11506.96	5077
RCH-863	65	10626.99	11456.07	5073
RCH-864	45	10625.97	11390.08	5066
RCH-865	45	10627	11316.05	5060
RCH-867	285	7349.98	20799.96	5850
RCH-868	165	11150.04	20699.97	5434
RCH-869	370	14720.01	23599.92	5245
RCH-870	605	12023.98	9596.1	4921
RCH-871	605	12113.99	9292.08	4924
RCH-872	605	12212.95	9105.93	4917
RCH-873	605	11952.04	9794.06	4929
RCH-874	605	11953.99	9700.01	4929
RCH-875	660	11933.98	9904.87	4932
RCH-876	660	11881.96	9979.99	4935
RCH-877	525	11757	9683	4943
RCH-878	590	12420.94	9104.01	4900
RCH-879	505	12041.01	6620.92	4842
RCH-880	600	12578.99	8315.05	4881
RCH-881	440	11255.02	6807.12	4873
RCH-882	455	11456	6225.98	4840
RCH-883	505	11923.03	7014.91	4861
RCH-884	505	12610.96	7996.98	4867
RCH-885	605	11980.04	10007.13	4929
RCH-886	605	12049.04	9804.97	4919
RCH-887	600	12146.95	9502.07	4908
RCH-888	605	12217.03	9316.14	4915
RCH-889	605	11876.01	10218.87	4941

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156

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-890	605	12085.99	9387.05	4921
RCH-891	530	11927	9601.95	4929
RCH-892	605	12296.98	8898.02	4902
RCH-893	605	12430	8712.06	4892
RCH-894	605	12321.06	8709.1	4899
RCH-895	530	12223.94	8698.94	4905
RCH-896	505	12035.01	9498.91	4918
RCH-897	600	12511.03	8511.95	4880
RCH-898	585	12411.07	8507.09	4884
RCH-899	515	12308.96	8509.02	4890
RCH-906	505	12015.04	9287.96	4931
RCH-907	505	12122.02	9205.94	4924
RCH-908	505	12113.99	9102.05	4923
RCH-909	605	12064.96	9704.94	4919
RCH-910	605	12126.03	9601.92	4908
RCH-911	585	12397.01	8899.12	4896
RCH-912	505	12198.94	8892.88	4909
RCH-913	505	12408.01	7983.07	4880
RCH-914	457	11759.99	7986.97	4910
RCH-915	505	11761.97	9768.93	4941
RCH-916	505	11778.99	9590.88	4942
RCH-917	505	11915.99	9282.08	4936
RCH-918	505	12017.98	9101.88	4928
RCH-919	700	12319.98	9095.92	4908
RCH-920	560	12434.01	8328.94	4889
RCH-921	720	12277.05	9510.93	4899
RCH-922	645	12020.06	9908.96	4925
RCH-923	600	12764.03	8003.97	4859
RCH-924	505	11890	8423.89	4919
RCH-925	505	11742.04	8458.08	4930
RCH-926	505	11986	9384.95	4926
RCH-927	505	11786.05	9381.98	4941
RCH-928	505	11599.03	9382.06	4955
RCH-929	505	11818.98	9103.9	4942
RCH-930	505	11562.96	9769.95	4953
RCH-931	505	11360.02	9760.04	4965
RCH-932	605	12738.03	8315.94	4872
RCH-933	795	12255.06	9713.07	4908
RCH-934	405	11006.97	11478.07	4980
RCH-941	685	11827.02	10394.95	4944
RCH-942	705	11807.94	10314	4947
RCH-944	605	11912.01	10097.01	4914

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-946	640	11738.99	9907.08	4944
RCH-947	680	11503.99	11000.09	4960
RCH-948	705	11644.99	10694.98	4960
RCH-949	605	12124	8703.09	4912
RCH-951	305	11003	12030.96	5070
RCH-953	305	11000.99	12103.01	5078
RCH-954	305	10898.97	12098.93	5086
RCH-955	305	11100.99	12101.86	5072
RCH-956	305	10902.98	12202.13	5103
RCH-957	305	10898.97	12299.96	5120
RCH-958	295	10998.98	12201.05	5097
RCH-959	305	11078.98	12299	5097
RCH-960	305	11098.96	12198.91	5090
RCH-961	305	11001	12396.05	5113
RCH-963	490	11635.99	9904.02	4948
RCH-964	760	12238.06	9390.05	4909
RCH-966	870	7301.98	8259.05	5156
RCH-967	1075	11804.02	11010.91	4941
RCH-968	1100	11959	10400.03	4935
RCH-969	1100	12241.98	9796.04	4909
RCH-970	1000	11747.96	10692.04	4940
RCH-971	1370	7701.03	8532.03	5312
RCH-972	425	7504	8246.98	5360
RCH-972A	550	7497	8228.09	5360
RCH-973	660	7646.01	8064.12	5367
RCH-974	605	11729.99	10200.02	4920
RCH-975	600	11630.98	10199.89	4921
RCH-976	605	11675	10299.93	4921
RCH-977	505	10549.01	11818.9	5128
RCH-978	505	10176.97	11659.99	5151
RCH-979	500	9998.27	11499.28	5151.7
RCH-980	605	10734.94	9878.08	5013
RCH-981	605	10802.02	10403.05	5018
RCH-982	605	10698.04	10138.97	5021
RCH-983	605	10559.95	10507.04	5044
RCH-984	605	10548.96	10336.95	5037
RCH-985	605	11028.03	9843.01	4989
RCH-986	305	10318.04	11176.11	5101
RCH-987	305	10001.01	10926.04	5112
RCH-988	305	10102.94	11039.13	5113
RCH-989	620	11780.98	10498.97	4900
RCH-990	660	12060	9650.02	4922

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158

Atna Resources, Ltd.	Appendix A
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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RCH-991	660	12109.01	9699.97	4917
RCH-992	660	12059.03	9751.04	4922
RCH-993	600	11675.04	10598.97	4900
RCH-994	605	11680	10501.13	4900
RCH-995	405	10175.04	11104.95	5110
RCH-996	500	11478	13741.89	5094
RCH-997	605	10239.06	9375.92	5052
RCH-998	345	10177.99	10911.88	5094
RCH-999	165	10230.99	11071.03	5101
RF1-300-1	234	9495.627	11694.18	4790.583
RF1-300-2	363.5	9495.627	11694.18	4789.58
RF1-300-3	128	9495.627	11694.18	4792.58
RF19-300-2AC	109	9275.5	11123.43	4794.51
RF19-300-2C	149	9275.5	11123.43	4794.51
RF19-300-3C	369	9275.05	11123.69	4793.06
RF19-300-4C	353	9275.51	11123.51	4791.77
RF19-300-5C	353	9277.11	11122.64	4790.08
RF2-300-1	205	9478.73	11764.13	4794.9
RF2-300-2	175	9478.39	11764.16	4793.29
RF2-300-3	250	9479.25	11763.76	4791.07
RF20-300-5C	347	9258.64	11076.83	4791.29
RF21-300-2C	482	9234.26	11029.36	4794.62
RF21-300-3C	498.5	9234.56	11029.17	4793.41
RF21-300-4C	320	9235.12	11028.95	4792.58
RF21-300-5C	303	9235.65	11028.85	4791.14
RF3-300-7	300	9498.08	11811.38	4789.13
RF30-286-1C	978	9888	11721	4741
RF30-286-2C	849	9888	11721	4741
RF30-286-3C	638	9888	11721	4741
RF9-290-4C	196	9464.97	11605.11	4786.27
RF9-290-5	460	9466.31	11604.98	4785.75
RH-1	211	7364.98	9280.9	5385
RH-10	250	7363.03	8577.09	5409
RH-100	245	9165.05	11399.1	5250
RH-102	430	9528.94	11610.14	5247
RH-103	145	11238.96	19748.13	5405
RH-105	20	11538.99	19731.94	5368
RH-106	325	10631.01	20002.91	5501
RH-11	305	7608.01	8995.87	5314
RH-110	85	8860.06	17404.92	5815
RH-111	275	12702.03	25146.05	5396
RH-112	421	11376.97	11345.97	5011

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159

Atna Resources, Ltd.	Appendix A
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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-113	430	9566.96	9615	5091
RH-114	545	7991.98	9652.14	5224
RH-115	220	12777.99	25101.05	5380
RH-116	350	11743.99	11598.97	5000
RH-117A	40	9455.97	9567.07	5115
RH-117B	145	9446	9568.98	5115
RH-118	155	9710.99	9649.88	5073
RH-119	195	9224.05	9493.87	5164
RH-12	395	7263	8381.96	5455
RH-120	205	9566.99	9555.99	5117
RH-121	400	9137.07	9386.03	5215
RH-122	170	9011.99	9499.86	5161
RH-123	530	9262.95	9555.99	5126
RH-124	220	9437.98	9484.1	5157
RH-125	320	9663.95	9572.15	5091
RH-126	330	9805.07	9502.07	5092
RH-127	220	9863.01	9634.88	5062
RH-128A	50	9926.95	9539.07	5070
RH-128B	180	9884.97	9552.01	5072
RH-13	500	7959.95	8989.08	5325
RH-130A	155	12883	25105.07	5362
RH-130B	175	12873.96	25067.97	5363
RH-131	305	7293.93	8677.99	5399
RH-132	270	9168	9450.03	5187
RH-133	225	9091.98	9472.04	5175
RH-134A	145	8955	9440.03	5189
RH-134B	85	8971.02	9441.02	5189
RH-134C	225	8936	9440.1	5192
RH-135	145	9340.01	9539.97	5139
RH-136	485	7360.02	8644.9	5392
RH-137	125	9397.01	9551.03	5126
RH-138	125	9509.04	9593.95	5104
RH-139	385	12399.99	10236	4907
RH-14	300	7278.97	8174.92	5431
RH-140	325	14223.96	10143.01	4817
RH-141	365	12485.06	10440.88	4904
RH-142	405	12242.94	11222.97	4947
RH-143	365	12733.03	11752.98	4938
RH-144	365	13630.02	10680.09	4857
RH-145	405	9676.99	9102.87	5125
RH-146	405	9645.01	8359.04	5043
RH-147A	75	9275.99	8729.91	5163

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160

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-147B	405	9220.97	8657.06	5159
RH-148	345	14379.99	11292.1	4857
RH-149	320	16587.03	8287.91	4709
RH-15	250	6862.99	7787.95	5378
RH-150	365	16551.98	9197.85	4732
RH-152	490	7363.96	8386.05	5429
RH-153A	105	7310.02	8492.95	5416
RH-153B	95	7322.97	8508.99	5416
RH-154	280	7212.96	8490.05	5441
RH-155	300	7405.03	8583.9	5400
RH-156	250	7199.99	8686.03	5419
RH-157	380	7468.01	8784.14	5351
RH-158	350	7295.01	8888	5394
RH-159	270	7330.98	8984.92	5394
RH-16	530	8467.02	9293.04	5250
RH-160	250	7332.01	9092.92	5400
RH-161	150	7277.01	9181.09	5403
RH-162	350	7413.01	8887.06	5297
RH-163	130	7469.99	9181.91	5324
RH-164	170	7433.03	9093.01	5312
RH-165	310	7554	8965	5312
RH-166	250	7309.93	9286.06	5388
RH-167	190	7340	9381.08	5365
RH-168	150	7453.97	9286.94	5368
RH-169	150	7450.01	9381.02	5362
RH-17	300	7067.96	8369.91	5475
RH-170	130	7523.03	9180.04	5346
RH-171	310	7548.02	8879.09	5338
RH-172	430	7291.94	8709.03	5394
RH-173	330	7327	8521.92	5416
RH-174	385	7352.98	8284.97	5433
RH-175	360	7847.98	9025.93	5312
RH-176	400	7659.07	8942.02	5318
RH-177	305	7465	8843.95	5350
RH-178	500	7253.95	8284.09	5454
RH-179	500	7179.03	8179.06	5434
RH-18	220	7266.93	8981.97	5411
RH-180	450	7202	8085.92	5403
RH-181	450	7291	8088.96	5403
RH-182	465	7376.97	8193.06	5425
RH-183	500	7101.94	8083.07	5398
RH-184	450	7267.04	7989.09	5375

March 16, 2012

161

Atna Resources, Ltd.	Appendix A
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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-185	450	7169.02	7995.95	5372
RH-186	350	7163.05	8386.1	5470
RH-187	500	7145.95	8284.87	5459
RH-188	400	7410.94	8476.04	5389
RH-189	420	7448.99	8641.94	5384
RH-19	255	7962.01	9179.07	5266
RH-190	100	8855.98	9450.91	5192
RH-191	160	9132.99	9532.87	5143
RH-192	460	7041.07	8308.1	5460
RH-193	420	7072.03	8180.07	5423
RH-194	380	7367.02	9476.9	5353
RH-195	300	7694.06	9823.07	5256
RH-196	500	7288.02	8748.1	5394
RH-197	250	9346.01	9471.86	5173
RH-198	300	9223.99	9448.86	5191
RH-199	400	8949.94	7934.91	5067
RH-2	215	7267.02	9284.01	5394
RH-20	205	7066.97	7986.13	5352
RH-200A	185	8145.05	8122.92	5192
RH-200B	400	8122.02	8182.06	5195
RH-206	240	11520.02	15217.9	5144
RH-207	220	11922.03	15230.04	5106
RH-208	235	12721.02	15241.9	5087
RH-209	140	12324.99	15231.91	5071
RH-21	320	7080.07	7790.89	5289
RH-210	400	8680.03	8360.91	5191
RH-212A	400	8810.99	9459.9	5190
RH-212B	60	8832.07	9449.06	5191
RH-213	400	8173.07	7629.89	5186
RH-214	45	8826.97	9450.89	5180
RH-215	479	7051.95	7992.87	5350
RH-216	485	6693.95	7527.95	5318
RH-217	265	8828.03	9412.87	5179
RH-218	505	6379.02	7819.91	5438
RH-219	315	10119.01	9544.91	5048
RH-22	200	7864.98	9173.92	5271
RH-220	90	10258	9512.87	5039
RH-221	320	10206.04	9473.97	5039
RH-222	500	11286	8478.08	4950
RH-223	465	10293.96	7845.06	4952
RH-224	345	11672.99	6618.97	4853
RH-225	310	12971.03	7930.06	4847

March 16, 2012

162

Atna Resources, Ltd.	Appendix A
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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-226	525	12962.06	6605.02	4809
RH-227	385	7132.98	8724.14	5441
RH-228	400	7081.06	8337.94	5458
RH-229	445	6995.03	8636.9	5490
RH-23	200	8364	9468	5204
RH-230	500	7834.02	7412.94	5343
RH-231	395	7489.99	7528.11	5262
RH-232	505	7209.04	7716	5282
RH-233	400	6954	8715.08	5485
RH-234	405	6946.01	8555.94	5509
RH-235	405	6871.04	8672.94	5508
RH-236	405	6749	8678.95	5508
RH-237	405	7097.06	8477.95	5472
RH-238	405	7045.07	8582.07	5478
RH-239	475	6861.04	8490.08	5531
RH-24	400	8767.99	9562.87	5153
RH-240	445	6641.02	8486.95	5550
RH-241	365	6527.99	8277.03	5553
RH-242	385	7166.03	8586.08	5442
RH-243	420	6899.07	8217.92	5445
RH-244	525	6737.08	7794.02	5404
RH-245	525	7344.07	7819.05	5343
RH-246	500	7072.03	7601.99	5288
RH-247	475	6892.02	7492.94	5302
RH-248	525	6694	7310.92	5343
RH-249	525	7019.95	7039.02	5294
RH-25	300	7762.95	9275.86	5290
RH-250	525	6954.04	6988.1	5313
RH-251	525	7222.01	7192.97	5209
RH-252	505	8028.94	7181.95	5146
RH-253	525	9009.06	7652.9	5040
RH-254	405	6960.04	8824	5468
RH-255	495	7798.96	9702.07	5260
RH-256	145	7981.03	9347.03	5083
RH-257	85	8154.94	9461.94	5071
RH-258	185	8194.02	9387.04	5061
RH-259	525	7232.02	7915.9	5348
RH-26	315	8264.05	9270.12	5250
RH-260	470	6598.07	7460.01	5330
RH-261	385	6551	7654.06	5356
RH-262	505	6365.94	7500.09	5422
RH-263	525	7541.05	7207.98	5165

March 16, 2012

163

Atna Resources, Ltd.	Appendix A
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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-264	480	7207.96	7463.99	5231
RH-265	445	8968.01	9665.1	5079
RH-267	700	8846.01	9240.05	5218
RH-27A	90	8541.97	9472.08	5200
RH-27B	345	8541.97	9472.08	5200
RH-28	262	8768.99	9464.1	5195
RH-281	305	8325.96	9169.09	5019
RH-282	285	8409	9223.98	5020
RH-283	325	8507.07	9269.12	5019
RH-284	325	8593.98	9308.95	5019
RH-285	500	8928.98	4729.07	4889
RH-286	500	9339.99	4836.08	4868
RH-3	292	7567.98	9279.07	5348
RH-30	228	8776.05	9760.02	5133
RH-301	405	6791.93	6979.01	5388
RH-302	368	6080.96	6978.95	5416
RH-303	490	6239.05	6975.1	5464
RH-304	245	5970.97	6969.01	5388
RH-305	450	6005.97	6675.89	5401
RH-306	500	6139.03	6518.93	5442
RH-307	320	5730.02	6536.91	5348
RH-308	325	5565.05	6289.09	5321
RH-309	345	5852.97	6756.92	5371
RH-310	285	5431.97	6022.99	5300
RH-311	325	4768.96	3298.02	5283
RH-312	403	4503.02	3425.91	5267
RH-313	110	5325	6037	5261
RH-316	196	3858.99	2095.07	5281
RH-318	215	7371.04	4904.96	5049
RH-319	325	7475.93	4904.99	5038
RH-32	220	7672.01	9075.08	5313
RH-320	505	5804.98	6685.95	5360
RH-321	345	5316.04	5621.09	5233
RH-322	145	5211.98	5185	5192
RH-323	265	3959.99	5549.88	5329
RH-324	505	3499.97	3909.97	5274
RH-325A	225	8103.99	4914.91	4964
RH-325B	285	8066	4935.04	4966
RH-326	505	7914.96	4926.02	4987
RH-327	245	5648	5350.1	5215
RH-328	545	5617.94	6167.95	5336
RH-329	505	5602.02	6416	5326

March 16, 2012

164

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-33	225	8662.98	9658.11	5142
RH-330	505	5804.05	6499.94	5361
RH-331	360	5918.96	6543.06	5384
RH-332	525	6633.03	4933.1	5153
RH-333	525	5857.03	6460.06	5374
RH-334	305	7840.98	5099.01	4998
RH-335	305	7866.97	5159.09	4993
RH-336	300	7803.07	5169.14	5002
RH-337A	105	7809.98	5008.01	4978
RH-337B	65	7841.01	5002	4975
RH-337C	325	7715.03	4985.07	4989
RH-339	195	7763.97	5008.02	4983
RH-340	185	7908.99	5018.88	4971
RH-341	105	7372.98	5132.96	5033
RH-342	105	7267.04	5167.96	5044
RH-343	385	4919.07	4584.98	5180
RH-344	405	6271	3767.14	5102
RH-345	360	-16575	-9651.08	5087
RH-346	370	-16252	-9452.86	5076
RH-347	405	-16300	-10249.9	5016
RH-348	290	-6526.01	-6115.06	4949
RH-349	505	-2503.05	-2359.94	5071
RH-350	155	772	-354.01	5052
RH-351	305	-2922.01	-754.08	5118
RH-352	505	4612.06	3795.92	5198
RH-353	265	1047.03	3332.97	5257
RH-357	165	5647.04	6470.02	5332
RH-358	245	5772.99	6606.96	5354
RH-359	305	5691.99	6334.01	5346
RH-360	365	5653.05	6239.14	5341
RH-361	270	5889.07	6675.06	5373
RH-362	505	4682.97	3870.01	5187
RH-363	505	4709.98	3779.06	5200
RH-364	500	4643.93	3711.88	5214
RH-365	465	4519.07	3827.95	5200
RH-366	505	7387.01	7073.99	5182
RH-367	505	-16320.1	-11170	4943
RH-368	365	-15950	-11330.1	4929
RH-369	335	-13689.9	-11290	4858
RH-37	135	8860.98	9663.86	5127
RH-370	505	-7510.06	-5950.11	5043
RH-371	365	-6579.97	-5959.9	4958

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165

Atna Resources, Ltd.	Appendix A
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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-372	270	-5419.97	-5429.9	4893
RH-373	505	909.97	-5995.04	4740
RH-374	500	9919.04	4785.06	4828
RH-378	500	-301	2098.96	5298
RH-382	445	140.96	1401.1	5228
RH-383	500	-691.06	714.94	5166
RH-384	505	-1134.98	-439.92	5085
RH-388	500	174.08	1005	5237
RH-389	505	-1169.99	-1279.96	5022
RH-4	473	7769.96	8979.95	5318
RH-40	545	8675.97	9371.86	5231
RH-401	305	7766	9066.03	5319
RH-402	345	8091.97	9171.94	5265
RH-403	185	8037.93	9280.09	5245
RH-404	185	8142.03	9308.13	5233
RH-405A	315	8447	9372.13	5229
RH-405B	287	8462	9371.88	5228
RH-406A	165	8275.02	9446.96	5211
RH-406B	125	8282.99	9449.08	5211
RH-407	445	8151.06	9088.95	5285
RH-408	325	8190.04	9228.08	5247
RH-409	293	7916.97	9082.05	5300
RH-41	430	9172.01	9857.02	5115
RH-410	325	8020.97	9100.09	5288
RH-411	195	7763.01	9158.09	5298
RH-412	77	7566.99	9078.05	5347
RH-413	200	7367.02	9180.86	5392
RH-414	160	8687.99	9726.96	5141
RH-415	165	8610.02	9614.98	5151
RH-416A	340	8366.04	9298.95	5249
RH-416B	342	8356.02	9298.11	5249
RH-417	375	8551.95	9390.9	5224
RH-418	335	8654.02	9492.99	5190
RH-419	405	8240.04	9144	5273
RH-42	240	9414.01	9855.04	5092
RH-421	170	7861.03	9199.99	5265
RH-422	170	7711.97	9132.93	5304
RH-423	250	7766.98	9114.02	5319
RH-424	255	7829.95	9130.99	5298
RH-425	165	7817.07	9183.96	5273
RH-426	205	7914	9174.86	5268
RH-427	185	7921.97	9225.99	5256

March 16, 2012

166

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-428	205	8000.98	9225.94	5254
RH-429	225	8071.97	9225.02	5253
RH-43	485	7469.05	8383.07	5397
RH-430	190	8089.05	9279	5240
RH-431	270	8398	10954.15	5335
RH-432	500	11339.05	11848.92	5037
RH-433	205	7435.98	9725.05	5290
RH-434	405	11385.04	11270.08	5006
RH-435	440	6673.02	9198.02	5367
RH-436	525	6385.06	8464.9	5510
RH-437	500	10335.97	10784.01	5074
RH-438	390	11387.06	12274.93	5058
RH-439	95	13150.96	25297.94	5287
RH-44	200	8972	9858.06	5118
RH-440	270	11084.96	21554.9	5420
RH-441	165	9800.04	10230	5090
RH-442	310	9746.05	10310.9	5102
RH-443	400	9533.01	9892.09	5088
RH-444	445	10006.98	10657.9	5099
RH-445	335	9935.05	10564.07	5098
RH-446	485	10061.98	10554.99	5088
RH-447	505	10004.98	10467.91	5087
RH-448	325	9803.98	10404.96	5100
RH-449	390	9876.01	10486.03	5098
RH-450	385	9603.01	10157.98	5104
RH-451	505	9839	10318.87	5092
RH-452	325	9450.01	10067.98	5105
RH-453	500	9737.97	10124	5085
RH-454	445	9647.99	10083.98	5090
RH-455	505	9801.99	10215.96	5088
RH-456	505	10110.97	10481.92	5079
RH-457	505	10054.05	10369.09	5075
RH-458	505	9968.02	10319	5078
RH-459	505	10217.03	10495.93	5072
RH-46	195	9570	9852.98	5080
RH-460	505	10178.99	10589.07	5079
RH-461	505	10178.97	10413.04	5069
RH-462	505	10112.98	10299.86	5067
RH-463	445	10291.99	10587.96	5070
RH-464	800	10030.04	10235.97	5069
RH-465	505	9619.94	9947.92	5086
RH-466	305	9258.04	9960.87	5114

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167

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-467	505	9899	10241.87	5081
RH-468	505	9795	10045.06	5078
RH-469	505	9375.02	9954.95	5102
RH-47	275	9764.05	9946.05	5072
RH-470	505	9855.02	10137.08	5079
RH-471	800	10285.99	10413.03	5067
RH-472	505	9232.95	9819.02	5105
RH-473	505	9356.04	9784.99	5092
RH-474	505	9245	9681.05	5095
RH-475	450	9055.93	9727.91	5109
RH-476	300	8927.03	9750.04	5116
RH-477	305	9092.01	9865.09	5122
RH-478	305	9176.95	9902.95	5117
RH-479	400	9649.06	10262.98	5104
RH-48	265	10087.97	11002.87	5112
RH-480	305	9009.97	9794.93	5109
RH-481	450	9132.99	9764.9	5101
RH-482	350	9316.97	10035.91	5115
RH-483	420	9748.06	10383.87	5105
RH-486	305	8789.96	9591.02	5059
RH-487	225	9508.03	10148.04	5106
RH-488	480	9860	10577.06	5107
RH-489	505	10273.99	10706.02	5078
RH-49	400	7065.01	8776.02	5462
RH-490	505	10235.98	10333.09	5061
RH-491	620	9364.01	9601.08	5097
RH-492	165	9025.01	9945.95	5134
RH-493	165	9152.97	10007.11	5127
RH-494	195	9558.04	10220.98	5108
RH-495	505	10185.05	10751.99	5088
RH-496	400	10212.05	10885.06	5089
RH-497	300	8886	9622.94	5061
RH-498	350	9996.01	10751.1	5103
RH-499	505	10216.06	10988.01	5098
RH-5	445	7268	8788.93	5399
RH-500	505	10310	10922.96	5083
RH-501	505	10270.02	10803.1	5082
RH-502	205	9042.99	10126.93	5149
RH-51	355	10088.01	10606.06	5091
RH-510	245	9676.06	10434.06	5115
RH-52	420	9293.01	9856.03	5105
RH-53	240	8768.98	9664.87	5134

March 16, 2012

168

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-538	505	10158.03	10500.15	5077
RH-54	260	10095.04	10205.14	5065
RH-55	415	10485.02	11029.09	5075
RH-56	320	8669.98	9554.99	5166
RH-57	140	8967	9763.13	5118
RH-58	410	6231.98	7222	5424
RH-59	450	10092.06	10704.01	5093
RH-6	375	7370	8788	5356
RH-60	245	10286.97	10815.07	5082
RH-61	545	6524.94	7144.92	5439
RH-62	160	8566.96	9664.94	5152
RH-63	220	8464.98	9556.86	5169
RH-64	50	8666.05	9761.08	5143
RH-65	105	8365.98	9568.99	5173
RH-66	225	8868	9768.01	5120
RH-67	105	8916.96	9954.98	5145
RH-68	290	8365.97	9374.96	5230
RH-69	220	8268.96	9371.05	5231
RH-7	180	7966.97	9264	5247
RH-70	160	8159.93	9370.1	5220
RH-71	200	8573.01	9558.08	5170
RH-72	265	5901	8632.88	5541
RH-73	85	8859.97	9674.88	5126
RH-74	255	12479.02	14137.98	5038
RH-75	525	5741.99	8028.92	5600
RH-76	370	9678.06	10202	5098
RH-77	525	9783.03	11392.93	5179
RH-78A	80	9897.03	10399.93	5091
RH-78B	545	9909.96	10402.96	5090
RH-79	340	9200.02	10199.86	5144
RH-8	530	7566.02	8776.03	5361
RH-80	160	8802.99	10200.89	5177
RH-81	340	8401.03	10198.99	5199
RH-84	400	9524.99	10000.99	5095
RH-85A	160	9401.03	10100.04	5114
RH-85B	135	9424.97	10126.15	5113
RH-87	150	9802.01	10498	5110
RH-9	300	7261.07	8580.02	5426
RH-90	225	10791	11401.86	5069
RH-91	430	10382.02	11410.09	5106
RH-92	220	11213.06	15480.98	5178
RH-94	385	9427.97	17695.12	5560

March 16, 2012

169

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RH-96	210	11863.94	16863.96	5200
RH-99	140	11540.03	11785.1	5020
RHA-1001	405	6176	6897.13	5455
RHA-1013	505	-100	6690.03	5995
RHA-1014	475	3613.94	6347.92	5467
RHA-1018	505	8829.03	4667.96	4891
RHA-1019	505	8815.03	4629.94	4893
RHA-1020	505	9104.98	5061.98	4905
RHA-1021	505	9426.98	5108.94	4871
RHA-1030	505	1176.01	532.97	5142
RHA-1057	505	11030.05	19740.06	5448
RHA-1058	165	7469.96	5021.1	5023
RHA-1059	215	7533.97	4979.04	5023
RHA-1060	230	7925.98	4927.09	4988
RHA-1061	305	8125.03	4898.07	4961
RHA-1062	405	7118.95	5121.89	5089
RHA-1063	255	7247.94	4918.99	5070
RHA-1064	205	7659.99	4967.97	5002
RHA-1065	235	7763.01	4923.02	5005
RHA-1066	225	8037.99	4957	4967
RHA-1071	405	7235.02	4729.92	5078
RHA-1072	290	7730.97	5080.07	5013
RHA-1073	365	7718.03	5164.04	5014
RHA-1074	605	3080.02	6489.97	5605
RHA-1075	605	3040	6390.12	5610
RHA-1076	665	2280.04	5920.05	5705
RHA-1077	545	3039.98	5229.96	5425
RHA-1078	605	2180	5120.08	5511
RHA-1079	540	1430	4669.85	5538
RHA-1080	600	869.96	3949.96	5420
RHA-1081	600	3189.98	7570.06	5485
RHA-1082	305	6139.02	6776.97	5447
RHA-1083	505	6366.05	6821.99	5520
RHA-1084	605	5838.03	7159.97	5415
RHA-1092	500	8741.98	4817.91	4900
RHA-1093	550	8749.99	4708.01	4901
RHA-1094	400	8572.95	4927.96	4915
RHA-1097	190	7701.02	4992.05	4994
RHA-1102	360	8853.98	4585.04	4887
RHA-1103	175	7797.97	5018.96	4979
RHA-1105	155	7750.05	5004.99	4982
RHA-1107	155	7645.03	5023.97	4998

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170

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-1109	140	7595.05	5037.05	5003
RHA-1111	110	7541.99	5044.92	5008
RHA-1113	545	8968.98	4511.89	4875
RHA-1114	505	8655.98	4727.06	4913
RHA-1115	415	8552.03	4773.03	4927
RHA-1116	280	8362.98	4782.89	4952
RHA-1133	505	6948.04	6877.93	5294
RHA-1134	440	6879.03	6885.07	5316
RHA-1150	105	9793.05	10686.92	5120
RHA-1151	105	9768.01	10643.08	5122
RHA-1155	225	8471.95	4898.11	4926
RHA-1156	285	8600.97	4920.99	4919
RHA-1157	320	8748.03	4965.08	4923
RHA-1158	180	8746.06	4796.09	4904
RHA-1159	140	8570.01	4905	4920
RHA-1160	225	8580	4904.09	4919
RHA-1161	105	9821.98	10731.96	5118
RHA-1162	245	9925.95	10786	5111
RHA-1163	245	9961.05	10886.94	5114
RHA-1173	205	9149.99	10159.93	5140
RHA-1174	250	9459.01	9642.03	5100
RHA-1175	125	9970.95	11090.05	5131
RHA-1176	405	10075.97	10809.04	5098
RHA-1177	375	10065	10719.96	5094
RHA-1178	385	10758.02	11604.93	4980
RHA-1179	500	10704.94	11113.99	4981
RHA-1180	500	10462.93	11266.99	5088
RHA-1181	200	9916.03	10954.94	5122
RHA-1182	200	9884.01	10873.95	5122
RHA-1183	220	9909.96	10615.99	5105
RHA-1184	175	9263.93	10182.06	5132
RHA-1185	200	9831.01	10897.08	5127
RHA-1186	300	9884.02	10813.95	5117
RHA-1187	250	9129.98	10209.01	5148
RHA-1188	170	9051.03	10023.03	5136
RHA-1189	180	9022	9968	5135
RHA-1190	170	8944.94	9832	5099
RHA-1193B	400	9693.8	9676.92	5095
RHA-1194	300	9370.02	9479.97	5159
RHA-1195	250	8992.98	9430.91	5159
RHA-1196	350	9299.98	10146.96	5125
RHA-1197	310	9207.99	10140.97	5135

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171

Atna Resources, Ltd.	Appendix A
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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-1198	200	9091.97	10148.13	5146
RHA-1199	150	9238.98	10230.97	5140
RHA-1200	200	9393.93	10180.92	5119
RHA-1201	400	9960.03	10832.95	5112
RHA-1202	240	9915.01	10911.95	5120
RHA-1203	200	9872.98	10932.89	5127
RHA-1204	410	9970.05	10716.02	5103
RHA-1205	300	9870.02	10710.91	5113
RHA-1214	200	8609.99	4990.85	4935
RHA-1216	150	8645.02	5114.05	4960
RHA-1217	150	8554.99	5082.02	4957
RHA-1218	150	8515.04	5077.93	4956
RHA-1219	100	8468	5075.95	4953
RHA-1222	250	9097.99	5210.86	4928
RHA-1233	205	6877.06	5103.86	5150
RHA-1234	505	7076.05	4908.06	5119
RHA-1235	505	6894.07	4660.02	5128
RHA-1236	505	6676	4452.08	5114
RHA-1237	305	6343.02	4566.07	5137
RHA-1249	400	8918.04	4702	4887
RHA-1250	400	8908.95	4795.91	4893
RHA-1252	400	9670.05	16454.98	5544
RHA-1253	300	2120.03	9984.98	6020
RHA-1254	500	10958.06	14377.02	5171
RHA-1255	200	10209.05	11857.99	5175
RHA-1257	300	9264.93	10304.06	5144
RHA-1258	205	9199.99	10330.88	5156
RHA-1259	340	9311.93	10212.02	5132
RHA-1260	105	9045.93	10244.9	5160
RHA-1261	125	9055.96	10128.97	5150
RHA-1262	420	9502.05	9928.86	5091
RHA-1263	205	9156.01	10017.06	5127
RHA-1264	135	10340.03	11102.99	5093
RHA-1265	195	10456.97	11110.07	5082
RHA-1266	300	10062.99	10993.03	5116
RHA-1267	255	9364.01	10421.94	5147
RHA-1268	305	10212.06	10654.03	5079
RHA-1269	500	10168.99	10493.97	5076
RHA-1270	385	9943.94	10450.91	5090
RHA-1271	345	10151.96	10096.94	5058
RHA-1273	285	9543.98	9658.13	5096
RHA-1274	190	9675	10286.06	5000

March 16, 2012

172

Atna Resources, Ltd.	Appendix A
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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-1275	210	9599.03	9988.02	5087
RHA-1276	155	9376.97	9628.87	5097
RHA-1277	505	10958.03	13018.09	5129
RHA-1278	505	11001.99	13368.91	5132
RHA-1279	415	11274.94	15275.93	5160
RHA-1286	300	8871.99	4901.04	4908
RHA-1287	250	8803.96	4967.91	4919
RHA-1288	205	8746.93	5016.11	4930
RHA-1289	250	8706.99	4929	4918
RHA-1295	505	10232.97	5260.96	4849
RHA-1296	495	9962.01	6239.05	4922
RHA-1297	425	10834.02	5878.91	4842
RHA-1298	505	11184.99	5745.12	4818
RHA-1304	500	10557.01	8283.04	4966
RHA-1328	340	9559.94	19699.98	5578
RHA-1330	505	11569.99	13360.07	5079
RHA-1372	540	9353.96	9636	5096
RHA-1373	535	8954.94	9425.03	5159
RHA-1400	500	10505.99	5971.07	4870
RHA-1401	400	10212.99	6102.9	4899
RHA-1402	515	9317.98	9618.09	5096
RHA-1403	475	9065.98	9456.96	5159
RHA-1404	500	10610	12985.05	5168
RHA-1405	500	10461.99	14894	5253
RHA-1408	500	9729.04	5669.05	4891
RHA-1409	500	8838.95	4145.98	4890
RHA-1410	140	10443.02	14165.96	5200
RHA-1411	500	8854	3878.94	4882
RHA-1418	400	8974.97	4929.1	4905
RHA-1423	300	10583.98	6285.08	4877
RHA-1424	400	10665.02	6800.06	4885
RHA-1425	455	10176.07	5605.94	4874
RHA-1426	300	10664.02	6420.03	4876
RHA-1427	205	10380.97	6183.9	4887
RHA-1428	555	9603.95	9694.15	5093
RHA-1429	575	9756.95	9723.14	5080
RHA-1430	535	9734.93	9844.02	5064
RHA-1431	575	9786.95	9874.92	5063
RHA-1435	305	10113.93	12668.92	5199
RHA-1436	255	10286.04	12860.86	5221
RHA-1437	255	10427	13180.09	5200
RHA-1438	255	10676.99	6255.04	4869

March 16, 2012

173

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-1439	495	9927.01	5369	4863
RHA-1440	605	12139.93	18370.13	5285
RHA-1441	305	11107	14733.12	5165
RHA-1442	255	10863.01	14827.14	5191
RHA-1443	225	10970.03	15043.91	5175
RHA-1444	305	10988.03	13804.95	5154
RHA-1445	415	9482.96	8958.04	5186
RHA-1449	505	9153.05	11095	5227
RHA-1450	405	8965	11207.86	5273
RHA-1451	505	9363	11508.86	5247
RHA-1452	475	9277.95	11361.98	5228
RHA-1453	440	9067.99	10921.13	5225
RHA-1454	355	10911.98	6624.98	4865
RHA-1455	255	10692.07	6362.06	4873
RHA-1456	505	11143.96	6438.89	4843
RHA-1457	385	8794.02	11297.93	5323
RHA-1458	430	9419.04	12005	5281
RHA-1465	505	9672.02	5439.96	4878
RHA-1470	305	10813.03	13962.1	5171
RHA-1471	305	10795	14260.94	5184
RHA-1500	505	9760.06	15250.08	5414
RHA-1501	505	10110.03	14850.03	5315
RHA-1502	555	9779.96	15890.09	5400
RHA-1503	290	9289.96	17080.06	5620
RHA-1504	505	9614.99	17059.96	5570
RHA-1505	445	9134.97	18610.06	5600
RHA-1518	430	9069.99	11153.12	5249
RHA-1520	405	9124.03	11239	5246
RHA-1521	205	7754.98	4920.9	5004
RHA-1523	205	7769.98	4920.91	5004
RHA-1525	470	4850.03	5940.05	5265
RHA-1526	475	5420.04	8320	5528
RHA-1527	425	4820.06	8010.07	5485
RHA-1528	455	4970	7530.04	5430
RHA-1529	435	4340.03	7180.1	5445
RHA-1530	500	4740.01	6859.98	5355
RHA-1531	525	9162.03	11094.1	5227
RHA-1532	500	13600.02	20199.87	5230
RHA-1533	475	13000.02	20300	5275
RHA-1534	195	9167.02	11173.03	5232
RHA-1535	205	9166	11134.04	5229
RHA-1536	305	8782.07	10818.06	5246

March 16, 2012

174

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-1537	435	9276.01	10513.9	5164
RHA-1538	505	9040.94	10671.04	5204
RHA-1539	625	9176.95	11381.9	5245
RHA-1544	495	9802	10029.94	5061
RHA-1545	510	9457.01	11284.03	5198
RHA-1546	505	9284.02	11385.14	5235
RHA-1547	585	10335.96	10448.97	5060
RHA-1548	670	10341.98	10260.09	5049
RHA-1549	465	10244.01	10087.93	5051
RHA-1550	655	10158.95	10024.07	5051
RHA-1551	645	9187.03	9321.95	5160
RHA-1552	575	9292.05	9463	5159
RHA-1553	680	9363.04	9390.07	5159
RHA-1554	450	9437.94	9463.1	5160
RHA-1555	415	9384.02	9795.03	5089
RHA-1556	710	9713.97	9542.07	5101
RHA-1557	355	9472.94	10010.1	5099
RHA-1558	445	9603.94	9856.92	5075
RHA-1559	640	9135.97	11334.06	5252
RHA-1560	475	9238.04	10904.08	5208
RHA-1561	525	9130.02	11002.12	5225
RHA-1562	505	9574.96	10710.01	5149
RHA-1563	465	9408.04	10483.98	5149
RHA-1564	505	9122.04	10387.92	5169
RHA-1565	505	9231	10676.91	5186
RHA-1566	505	8904.96	10552.01	5204
RHA-1567	475	8756.97	11105.01	5291
RHA-1568	450	9205.05	11744.98	5332
RHA-1569	285	9454.99	12434.97	5327
RHA-1570	505	10110.99	12858.99	5241
RHA-1571	505	10298.99	12978.92	5220
RHA-1572	380	8979.02	11133.12	5260
RHA-1573	305	8888.99	11185.1	5283
RHA-1574	320	9054.99	11297.89	5265
RHA-1575	230	8966.97	11354.1	5300
RHA-1576	505	9169.99	11231.99	5236
RHA-1577	505	9164.08	11089.07	5228
RHA-1578	285	9227	11251.06	5228
RHA-1579	140	9292.02	11266.99	5217
RHA-1580	140	9376.93	11276.1	5209
RHA-1581	405	9531.02	10732.99	5155
RHA-1582	405	9483.04	10636.01	5154

March 16, 2012

175

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-1583	405	9577.01	10822.99	5151
RHA-1584	405	9045.95	11151.02	5253
RHA-1585	500	8947.04	11270.91	5289
RHA-1586	505	10389.03	12262.09	5165
RHA-1587	505	11241	13089.94	5098
RHA-1588	505	6346.01	7853.96	5474
RHA-1589	505	6466.03	7648.96	5418
RHA-1590	505	6741.05	7609.93	5379
RHA-1591	460	5060.01	4659.92	5175
RHA-1592	500	5340.04	4690.07	5173
RHA-1598	500	8827.93	4285.93	4891
RHA-1599	500	8919	4452.95	4878
RHA-1600	505	8926.96	4553.08	4879
RHA-1601	255	8847.98	4622.89	4889
RHA-1603	205	8946.02	11083.9	5258
RHA-1604	265	8845.01	11076.06	5271
RHA-1605	205	8743.99	11075.97	5288
RHA-1606	205	9238.02	11051.1	5214
RHA-1607	205	9255.04	11147.08	5216
RHA-1608	265	9001.01	11436.05	5304
RHA-1609	505	8951.96	11000.04	5248
RHA-1610	505	8847.96	11001	5261
RHA-1611	215	8744.96	11001.95	5276
RHA-1612	310	9086	11415.9	5271
RHA-1613	45	8867.02	11315.98	5313
RHA-1614	215	8938.01	11277.06	5289
RHA-1615	350	9524.94	12989.89	5333
RHA-1616	405	9173.03	10709.87	5195
RHA-1617	455	9291	10733.93	5185
RHA-1618	355	9356.02	10703.86	5175
RHA-1619	105	9406.01	10775.05	5175
RHA-1622	105	8928.02	11479	5333
RHA-1623	105	8894.99	11390.03	5327
RHA-1624	475	-1079.95	-2210.06	4966
RHA-1626	455	-3745	-5064.89	4833
RHA-1629	505	-4250	-4825.05	4875
RHA-1630	430	-5550.03	-5089.96	4926
RHA-1631	500	-6559.93	-4079.97	5132
RHA-1632	475	-7780.03	-4189.93	5075
RHA-1634	490	-5150.04	-2409.93	5252
RHA-1635	475	-4190.05	-1969.9	5165
RHA-1636	485	-3700.03	-3249.88	4965

March 16, 2012

176

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-1637	505	-2675.05	-2734.91	4995
RHA-1638	435	2339.93	4399.86	5350
RHA-1639	385	780.07	3220.09	5256
RHA-1641	505	-1840.03	8090.07	5950
RHA-1642	475	-2730.02	6980.06	5730
RHA-1643	500	-3210.06	7590.03	5875
RHA-1644	505	99.98	7979.92	6125
RHA-1645	505	760	6580.13	6100
RHA-1647	280	9629.97	10861.88	5145
RHA-1648	125	8598.98	11144.87	5327
RHA-1649	125	8676.03	11208.11	5326
RHA-1650	305	8672.93	10978.13	5279
RHA-1651	755	9146.03	10923.09	5220
RHA-1652	570	9227.97	10949	5211
RHA-1653	755	9241.95	10925.02	5208
RHA-1654	455	9242.08	11058.03	5213
RHA-1655	605	9345.01	11023.09	5194
RHA-1656	735	9573.96	11075.08	5169
RHA-1658	470	9444.95	11520.01	5245
RHA-1659	555	9271.02	11237.08	5143
RHA-1660	115	8669.99	11106.94	5305
RHA-1661	125	8776.01	11156.96	5297
RHA-1662	355	9351.07	11422.04	5234
RHA-1663	505	9697.98	11899.9	5246
RHA-1664	505	11080	13284.87	5122
RHA-1665	505	10930.04	13919.92	5160
RHA-1666	450	11369.97	13839.93	5107
RHA-1667	485	10365.02	12033.95	5175
RHA-1668	505	10488.05	12433.98	5164
RHA-1669	505	9757.94	11000.04	5143
RHA-1670	435	10740.98	9393.92	5007
RHA-1676	335	9190	10567.07	5178
RHA-1677	605	9509.04	10931.88	5163
RHA-1678	705	9383.04	11012.96	5187
RHA-1679	505	10144.03	8767.14	5092
RHA-1680	500	10233.96	9335.99	5053
RHA-1681	500	10237	9052.91	5074
RHA-1682	635	9982	9788.95	5053
RHA-1683	695	9887.98	9647.97	5065
RHA-1684	710	9997.03	9801.95	5052
RHA-1685	505	364.98	-565.1	5030
RHA-1686	505	1625.03	-310.03	5005

March 16, 2012

177

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-1687	505	1575	1430.03	5065
RHA-1688	505	2040.02	880.06	5034
RHA-1689	480	1330	1740.1	5095
RHA-1690	505	1035.05	2080	5122
RHA-1691	500	5519.99	3749.99	5115
RHA-1692	435	5540.03	4329.99	5138
RHA-1693	505	6189.96	2800.09	5035
RHA-1694	305	7825	3720.09	5070
RHA-1696	405	6410.05	2339.91	5012
RHA-1697	325	6414.97	1429.96	4977
RHA-1698	325	10239.01	9236.15	5057
RHA-1699	500	10141.02	9329.02	5059
RHA-1700	500	10341.03	9331.98	5050
RHA-1701	500	9940.98	8772.98	5125
RHA-1702	500	10047.97	9034.01	5114
RHA-1703	450	9696	7821.88	5100
RHA-1704	605	9441.97	7236.98	4996
RHA-1705	405	9336.98	11599.05	5283
RHA-1706	445	9541.99	11597.93	5244
RHA-1708	425	9944.01	11055.99	5127
RHA-1709	245	9849.98	11074.04	5131
RHA-1710	325	9899.02	11109.99	5133
RHA-1711	290	9955.04	11202.08	5138
RHA-1712	345	9957.02	11201.05	5136
RHA-1717	765	9216	10870.94	5207
RHA-1718	940	9326.01	10931.89	5195
RHA-1720	545	10404.98	9213.92	5049
RHA-1721	605	10421.01	8851.1	5064
RHA-1722	820	13050	3589.92	4660
RHA-1733	485	-11060	-11099.9	4735
RHA-1734	805	12610.06	4540.03	4735
RHA-1735	705	10689.95	-450.08	4710
RHA-1737	460	7949.99	-3900	4610
RHA-1738	265	6630.02	-5289.98	4630
RHA-1739	500	6859.96	-5550.05	4615
RHA-1741	525	9299.97	2949.99	4800
RHA-1742	465	8559.97	3529.98	4910
RHA-1743	530	5230.03	3930.03	5140
RHA-1744	500	3859.95	3019.93	5425
RHA-1745	250	5340.02	369.99	4895
RHA-1746	100	5719.97	1010.08	4950
RHA-1747	500	2009.99	2870.07	5245

March 16, 2012

178

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-1748	500	1739.99	1500.08	5105
RHA-1750	600	8864.99	7189.96	5100
RHA-1751	600	8810	6605.03	5035
RHA-1752	530	9089.99	6419.91	5020
RHA-1753	510	9355.02	5799.97	4940
RHA-1754	205	9964.05	11293.95	5147
RHA-1755	565	10038	11236.97	5137
RHA-1756	405	10034.05	11240.04	5137
RHA-1757	505	10130.96	11263.95	5129
RHA-1758	445	10128.01	11267	5129
RHA-1759	285	10046.01	11336.1	5143
RHA-1760	475	3569.93	8100.13	5595
RHA-1761	285	2429.96	8749.96	5700
RHA-1766	105	9155.01	10302.11	5020
RHA-1767	620	9843.01	9973.01	5040
RHA-1768	125	9167.02	10351.92	5020
RHA-1770	85	9250.01	10362.06	5020
RHA-1771	85	9268.02	10412.02	5021
RHA-1772	505	8420	2400.13	4870
RHA-1774	245	7969.96	3230.14	5030
RHA-1775	305	7549.99	4109.91	5105
RHA-1777	240	11090.02	25330.08	5535
RHA-1778	380	12880	24770.08	5330
RHA-1782	485	10330.01	16929.94	5220
RHA-266	600	6890.05	6855.88	5310
RHA-272	475	5432.98	6095.98	5303
RHA-273	600	5272	6219.9	5291
RHA-274	400	6144.96	7179.93	5419
RHA-275	190	8441.98	4972.11	4931
RHA-276	500	8604.99	5104.95	4961
RHA-278	600	8796.98	5171.05	4955
RHA-279	500	8189.01	4234.92	5064
RHA-280	180	8287.99	4936.14	4938
RHA-287	255	8859.96	4826.97	4898
RHA-314	100	5241.96	5716.07	5234
RHA-354	150	8501.99	5022.13	4941
RHA-355	235	8603.01	5082.98	4958
RHA-356	235	8694.99	5126.98	4958
RHA-376	420	-1049.97	3372.95	5411
RHA-379	420	-1244.99	3787.96	5474
RHA-381	390	-779.04	2898.93	5372
RHA-385	380	-557.06	2568.99	5314

March 16, 2012

179

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-386A	100	7069	8087.11	5279
RHA-386B	200	7077.97	8012.95	5279
RHA-387	245	1505.01	3563.97	5270
RHA-390	420	-1809.98	3104.91	5397
RHA-391	320	-1645.07	2760.15	5352
RHA-392	490	1121	-284.99	5028
RHA-393	430	-3915.03	-1070.05	5225
RHA-395	340	-2110.01	5819.96	5723
RHA-420	105	7644.99	9108.03	5310
RHA-45	365	7494.06	9125.01	5351
RHA-50	135	10135.94	10613.03	5086
RHA-549	150	9624.97	10295.89	5109
RHA-551	500	9955.05	10156.94	5071
RHA-552A	500	10174.06	10368.87	5067
RHA-553	500	10040	10195.05	5066
RHA-560	160	9591.04	10269.94	5110
RHA-561	500	10139	10437.95	5074
RHA-562	500	10254.03	10446.06	5066
RHA-577	750	10007.98	9856.03	5052
RHA-593	375	9602.05	11874.98	5245
RHA-594	500	9991.02	12496.91	5233
RHA-595	600	9938.01	13295.14	5296
RHA-602	550	-4545.07	-1535.01	5335
RHA-603	400	-805.05	6415.08	5790
RHA-610	600	10412.93	7892.11	4953
RHA-611	650	10681.03	7674.92	4926
RHA-612	495	10953.07	7454.92	4915
RHA-613	580	11258.07	7209.12	4895
RHA-614	600	9284.04	3361.05	4820
RHA-615	210	9626.01	3340.93	4794
RHA-616	600	9974.02	3319.95	4777
RHA-617	600	10320.02	3275.01	4757
RHA-618	515	10684.05	3236.02	4741
RHA-619	300	8535.05	1543.12	4870
RHA-640	500	-4800	-1730.09	5295
RHA-641	500	-1369.93	6370.11	5665
RHA-648	505	9406.96	7050.03	4981
RHA-681	500	-4379.95	-1129.92	5285
RHA-682	465	-1469.99	6770.06	5765
RHA-687	605	2556.95	6650.09	5757
RHA-688	605	1794.04	6616.13	5919
RHA-689	605	1394.98	6550.93	5997

March 16, 2012

180

Atna Resources, Ltd.	Appendix A
Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
RHA-693	500	1552.01	347.01	5088
RHA-695	505	2798.98	3288.91	5336
RHA-696	505	1614.01	2434.02	5157
RHA-711	190	11098.07	12562.97	5100
RHA-712	500	10222.02	11460.98	5126
RHA-715	425	10386.03	14105.89	5265
RHA-716	420	10782.98	14612.93	5199
RHA-717	430	11923.01	15229.02	5104
RHA-718	465	10730	14021.97	5186
RHA-719	450	11071.01	13966.11	5139
RHA-720	550	11513.97	10747.89	4976
RHA-721	500	11414.94	13905.95	5098
RHA-800	310	10561.93	13942.97	5214
RHA-801	440	10598.02	14274.93	5212
RHA-802	410	10057.98	14041.02	5317
RHA-803	325	9765	14349.13	5424
RHA-806	270	10065.05	21105.11	5532
RHA-807	250	12717.02	23837.88	5376
RHA-866	320	8499.94	19799.92	5860
RHA-900	600	12244.05	9804.01	4909
RHA-901	515	12020.02	9803.94	4922
RHA-902	495	12084.02	10004.92	4921
RHA-903	560	12310	9614.15	4899
RHA-904	605	12251.02	9498.1	4900
RHA-905	535	12309.95	9398.12	4905
RHA-935	505	12185.96	9391.91	4913
RHA-936	605	12333.02	10014.08	4905
RHA-937	355	12066.99	9509.13	4919
RHA-938	355	12081.99	9618.9	4918
RHA-939	505	12267.97	9198.04	4912
RHA-940	405	12284.97	8509.91	4893
RHA-943	555	11679	10311.12	4955
RHA-945	505	11699.94	10102	4935
RHA-950	305	11001	12031	5072
RHA-952	305	11002.99	12026.96	5071
RHA-962	155	10937.02	12029.05	5082
RHA-965	255	10943	12027.95	5081
UG-1	500	11520.06	849.95	4680
UGCXW-001	163	9378.3	11374.5	4789
UGCXW-002	204	9391	11375	4798
UGCXW-003	178	9413.3	11419	4783
UGCXW-004	207	9415.5	11417.3	4789

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BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
UGCXW-005	357	9396.3	11416.5	4789
UGCXW-006	498	9390	11409	4785
UGOG-001	306.5	9852	11542	4764
UGOG-002	136	9852	11542	4764
UGOG-003	102	9852	11542	4764
UGOG-004	282	9852	11542	4764
UGOG-005	422	9852	11542	4764
UGOG-006	270	9852	11542	4764
UGOG-007	183	9852	11542	4764
UGOG-008	287	9852	11542	4764
UGOG-009	213	9852	11542	4764
UGOG-010	302	9852	11542	4764
UGOG-011	423	9861	11670	4750
UGOG-012	57	9852	11542	4764
UGOG-013	263	9852	11542	4764
UGOG-014	315	9861	11670	4750
UGOG-015	213	9852	11542	4764
UGOG-016	329	9852	11542	4764
UGOG-017	539	9879	11695	4745
UGOG-018	252	9852	11542	4764
UGOG-019	133	9852	11542	4764
UGOG-020	157	9797	11428.5	4785
UGOG-021	162	9797	11428.5	4788
UGOG-022	849	9879	11695	4745
UGOG-023	187	9797	11428.5	4790
UGOG-024	243	9797	11428.5	4794
UGOG-025	450	9879	11695	4745
UGOG-026	198	9797	11428.5	4790
UGOG-027	203	9797	11428.5	4785
UGOG-028	414	9879	11695	4745
UGOG-029	170	9797	11428.5	4782
UGOG-030	195	9797	11428.5	4788
UGOG-031	198	9797	11428.5	4790
UGOG-032	637	9879	11695	4745
UGOG-033	667	9879	11695	4745
UGOG-034	598	9879	11695	4740
UGOG-035	452	9879	11695	4745
UGRF-001	159	9411	11527.4	4789
UGRF-002	373	9415.4	11524.7	4784.4
UGRF-003	424	9409.8	11525.3	4789.6
UGRF-004	409	9547	11533	4781
UGRF-005	543	9543	11524	4781

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Pinson Project	NI 43-101 Technical Report on Mineral Resources

BHID	DEPTH	XCOLLAR	YCOLLAR	ZCOLLAR
UGRF-006	638	9547	11533	4781
UGRF-007	526	9530.5	11850	4789
VE10-888	500	6947.01	-758.08	4802
VE11-888	500	7721	-734.05	4803
VE12-888	605	6913.99	-3548.92	4687
VE13-888	505	6641.99	-3931	4696
VE14-888	600	6356	-4236.09	4696
VE15-888	605	6103.03	-4554.97	4692
VE16-888	500	8167.99	-730.9	4791
VE17-888	605	8578.97	-746.91	4774
VE18-888	605	8973.97	-761.91	4761
VE19-888	605	9375	-763	4754
VE20-888	495	5201.06	-770.88	4843
VE7-888	505	4738.97	-704.03	4865
VE8-888	465	5494.04	-804.95	4835
VE9-888	455	6015.05	-820.02	4828
WW-1	400	11109.01	9210.09	4987
WW-10	730	10455.07	11199.86	5086
WW-11	510	10907.99	12301.06	5117
WW-13	410	11578.98	10322.01	4669
WW-2	555	13024.03	9419.89	4860
WW-5	5	7994.98	9648.1	5213
WW-6	490	8380.98	9858.03	5169
WW-7	550	15632	10408.14	4786
WW-8	582	15141.94	8899	4755
WWa-2	450	13452.01	9149.06	4836
WWa-7	400	20480.01	10155.91	4658
WWa-9	760	10545.03	11800.96	5127
WWb-9	642	10324.04	11967.12	5173
Ogee_south_round	15.5	9883.59	11390.03	4780
South_rib_lower	80.5	9929.3	11378.94	4776.019
South_rib_upper	85	9929.71	11378.88	4781.519
North_rib_lower	34	9892.83	11409.22	4776.061
North_rib_upper	48.6	9895.68	11408.07	4786.061

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